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04036890

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ABSA Group

*CURRENT ADDRESS

PROCESSED SEP 1 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4569 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 9/15/04

Absa Group Limited

Annual report

31 March 2004

ABSA

CONTENTS



This is an abridged version of Absa Group Limited's 2004 annual report. It conforms to legal and regulatory requirements. The detailed annual report will be accessible on Absa's website www.absa.co.za in due course and can also be ordered in either hard copy or as an electronic pdf file. Please write to Investor Relations, Absa Group Limited, P O Box 7735, Johannesburg, 2000, or send an e-mail to ir@absa.co.za to order.

Stained glass mosaic
by Paul Blomkamp
The mosaic, mounted in the foyer of Absa Towers East, personifies the Absa Group and identifies the fact that the Absa Group consists of a large number of entities, all contributing towards its future success.


ABSA

Absa Group Limited is one of South Africa's largest financial services organisations, serving personal, commercial and corporate customers in South Africa

Group profile

Absa Group Limited is one of South Africa's largest financial services organisations, serving personal, commercial and corporate customers in South Africa. The Group also provides products and services to selected markets in the United Kingdom and the Channel Islands, Germany, the United States, China (Hong Kong and Shanghai), Singapore and Mozambique, Namibia, Tanzania and Zimbabwe in Africa.

Absa applies a customer-centric business model with targeted business units serving specific market segments. The Group interacts with its customers through a combination of physical and electronic channels, offering the full spectrum of banking services, from basic products and services for the low-income personal market to customised solutions for the commercial and corporate market.

Vision, mission, purpose and values

VISION

To be a customer-focused financial services group in targeted market segments.

PURPOSE

To be partners in growing South Africa's prosperity . . .

MISSION

. . . by being the leading financial services group serving all our stakeholders.

VALUES

- Value our people and treat them with fairness.
- Demonstrate integrity in all our actions.
- Strive to exceed the needs of our customers.
- Take responsibility for the quality of our work.
- Display leadership in all we do.

Group structure

SANLAM AND ASSOCIATES (21,33%)

FINANCIAL SECURITIES LIMITED (9,43%)

PUBLIC INVESTMENT COMMISSIONER (8,74%)

ALLAN GRAY LIMITED ON BEHALF OF CLIENTS (5,46%)

INVESTEC ASS MANAGEMEN (5,03%)

ABSA GRO

ABSA BANK LIMITED (WHOLLY OWNED)

Personal Banking
- Absa Private Bank
- Personal Financial Services
- Retail Banking Services
- Flexi Banking Services
  - UB Micro Loans Limited

Commercial Banking
- Business Banking Services
- Small Business

Wholesale Banking

Domestic operations
- Absa Corporate and Merchant Bank

International operations
- Absa Bank London
- Absa Bank Singapore
- Absa Bank (Asia) Limited (Hong Kong)
- Bankhaus Wölbern & Co (Hamburg)
- Absa Bank representative offices
  - Shanghai
  - New York
  - Hamburg

Asset-based and product business units
- Absa Home Loans
- Absa Vehicle and Asset Finance
- Absa Card

Other
- Delivery Channel Services
- Real Estate Asset Management

ABSA FINANCIAL SERVICES LIMITE (WHOLLY OWNED)

Life Assurance
- Absa Life Limited

Short-term Insurance
- Absa Insurance Company Limited

Advisory Services
- Absa Brokers (Proprietary) Limited
- Absa Consultants and Actuaries (Proprietary) Limited
- Absa Health Care Consultants (Proprietary) Limited

Wealth Creatio
- Absa Fiduciary Investmen Services
  - Absa Tr Limited
  - Absa Fu Manage Limited
  - Absa Mortgag Fund Manage (Proprie Limited
- Absa Investmen Managem Services (Proprieta Limited
- Absa Stockbrok (Proprieta Limited



RMB ASSET MANAGEMENT (4,57%)
OLD MUTUAL ASSET MANAGERS (4,17%)
CORONATION ASSET MANAGEMENT (3,86%)
OTHER (37,41%)
MITED
OTHER SUBSIDIARIES
ASSOCIATED COMPANIES AND OTHER INTERESTS
Banking
Financial Services
Other
Banking
Financial Services
Other
• Absa Manx Holdings Limited (100%)
– Absa Syndicate Investment Holdings Limited (United Kingdom)
– Absa Manx Insurance Company Limited
– Amalgamated Finance Limited
• Stonehage Financial Services Holdings Limited (50%)
• Absa Development Company Holdings (Proprietary) Limited (100%)
• AllPay Consolidated Investment Holdings (Proprietary) Limited (100%)
• Abvest Holdings Limited (60%)
Domestic
• FFS Finance South Africa (Proprietary) Limited (previously Ford Credit South Africa (Proprietary) Limited) (50%)
• Meeg Bank Limited (49,8%)
• Unitrans Finance (Proprietary) Limited (35%)
Africa
• Capricorn Investment Holdings Limited (Namibia) (36,3%)
• Commercial Bank of Zimbabwe Limited (Zimbabwe) (25,9%)
• Sage Group Limited (21,3%)
• Jigsaw Holdings Limited (25,1%)
• Property 24 (Proprietary) Limited (50%)

Group highlights

Creating shareholder value



- Return on average equity (RoE) increased to 24,6%.
- Headline earnings per share growth of 30,4%.
- Dividends per share growth of 25,5%.

Transforming our society



- Participated in the formulation of the financial sector charter.
- Proposed the introduction of broad-based black and employee ownership into the Group.

Building our people



- Absa's dedicated effort to develop and nurture human capital was rewarded with the Human Capital Corporation's award for the best company to work for in 2002 and 2003.

Conserving our environment



- Donation of R10 million, over a ten-year period, to the Peace Parks Foundation.

Letter to shareholders

The sterling performance for the year under review was attributable to strong advances growth in the Group's core products

Dear Shareholder

The 2003/2004 financial year has been one of the most successful in the history of Absa Group Limited.

Headline earnings for the year increased by 29,2% on a post-AC 133 basis, with the return on equity (RoE) continuing its upward trend to 24,6% (2003: 21,4%). The Group recorded dividend growth of 25,5%, up from 145,0 cents to 182,0 cents per share.

During the year under review, the global economy gained momentum and the South African economy grew moderately. The strong rand, a lower inflationary environment and a significant reduction in interest rates dominated the South African economy.

Transformation was a major theme, with the signing of the financial sector charter. The Group is committed to the achievement of the charter's targets, which will result in the transformation of our employees, suppliers, customers, shareholders and the community.

Other forces shaping the financial services environment for the past year included increased foreign competition, a sustained focus on corporate governance and the introduction of new legislation and regulations.

The Group's sterling performance for the year under review was attributable to a number of factors, and especially strong advances growth in the Group's core products – mortgage advances, instalment finance and credit card advances.

Successful interest rate management also played a pivotal role in the success of the Group. The potential negative impact of the decline in interest rates was effectively mitigated through interest rate risk hedging strategies.

Centralising credit and employing leading edge scoring practices enabled Absa to gain the best advantage from the prevailing low interest rates, resulting in a notable improvement in the quality of the advances book.

There was a solid contribution from non-interest income, resulting in double-digit growth from transaction-based income. Excellent progress in insurance-related income and the impact of fair value accounting on the equity portfolio further boosted this category of income.

The successful implementation of cost-saving projects during the year under review assisted substantially in containing cost growth to 8,3% and played a part in ensuring a solid boost in earnings for the Group.

In the year ahead, the South African economy is expected to improve, with the monetary policy focus remaining firmly fixed on maintaining inflation at between 3% and 6%.

Given this environment and barring any major negative shocks to the local and global economies and local equity markets, the Group expects to continue to deliver real headline earnings growth.

On behalf of the board and the executive committee, we would like to thank you for partnering with Absa, as shareholders, assisting us in living our mission of being a leading financial services group serving all our stakeholders.

D C Cronjé
Chairman

E R Bosman
Group chief executive

Achievement of the Group's strategic objectives

STRATEGIC POSITIONING

Absa aims to be a leading South African financial services organisation in targeted market segments.

Objectives	Description	2004 performance	The way forward
Customer centricity	The cornerstone of the Group's strategy is to be a customer-focused organisation. The emphasis is on well defined target markets, each with a specific value proposition, and on understanding customer needs proactively.	o Implemented a customer delight index to measure customer service levels and action resulting issues. o Introduced value-added services. o Used advanced data mining and customer information analytics to proactively identify customer needs.	o The adoption of a customer value management approach, which entails a shift from maximising the products that a customer holds with the Group to one that proactively meets customer needs, thereby ensuring a sustainable profit mix.
Diversification of earnings streams	The Group aims to reduce its reliance on traditional income sources by diversifying its products and services, its customer base and its geographic presence.	o Continued success of the Group's bancassurance model. o Entered into a co-operation agreement with Sanlam.	o Extend the Group's African footprint. o Increased focus on merchant banking income. o Entering into alliances.
Cost-efficiency	Core objectives are to build a cost-conscious culture and environment as well as to streamline processes and efficiently deploy infrastructure and resources to optimise cost-efficiency.	o Cost saving projects have to a large degree been successfully completed. o Project implemented to ensure a focus on achieving a culture of continuous efficiency improvement.	o Embedding a cost-conscious culture in the Group. o Re-engineering Group-wide business processes to obtain enterprise efficiencies.
Capital and risk management	Manage the Group's capital by creating a balance between maximising shareholder returns and providing a solid base that meets regulatory requirements as well as the Group's growth objectives. The Group also focuses on ensuring that it has an integrated and effective risk management framework, including ensuring compliance with the proposed Basel II requirements.	o The Basel II development programme has been under way for two years. Progress is on track for the planned January 2007 implementation date.	o Projects in progress to address requirements for credit, market and operational risk across the three pillars of Basel II.
Black economic empowerment	Play a meaningful role in South African transformation and the black empowerment process to ensure sustainable future market growth and profitability.	o Proposed introduction (subject to shareholders' approval) of broad-based black ownership (10% shareholding).	o To ensure that the Group's shareholders, employees and customers, over time, reflect the demographics of South African society. o Specific focus is placed on being an active participant in the black market.
Intellectual capital development	Invest in core capabilities that will leverage the Group's people, its infrastructure and its knowledge of its customers to create a capability for strategic differentiation.	o Focus on the operationalisation of the Group's core capabilities. o Creation of a conducive culture and climate for implementation. o Core capabilities further embedded in organisation routines, practices and culture.	o Deepen application levels. o Re-evaluate required capabilities based on learnings. o Evaluate growth of capabilities against baselines.

FINANCIAL OBJECTIVES

Target: 2005 financial year	Status	Status: 2004 financial year	The way forward
Income statement			
Sustainable earnings growth.	✓	The Group achieved growth in headline earnings of 29,2%, from R3 441 million in the 2003 financial year to R4 447 million.	Real earnings growth of above 10% over time.
Financial performance			
To achieve a return on equity (RoE) of 23%.	✓	The Group enhanced its RoE from the 21,4% recorded for the 2003 financial year to 24,6% on a post-AC 133 basis and 22,8% on a pre-AC 133 basis.	Maintain an RoE of 5% above the cost of capital.
To achieve a return on assets (RoA) of 1,5%.	✓	The Group achieved an RoA of 1,55% on a post-AC 133 basis and 1,45% on a pre-AC 133 basis, up from 1,35% for the previous financial year.	Maintain an RoA greater than 1,5%.
Operating performance			
Maintain a credit impairment ratio of below 1%.	✓	The Group's credit impairment ratio on a post-AC 133 basis was 0,90% and on a pre-AC 133 basis 0,83%, a decline from the 1,02% recorded in the previous financial year.	The Group's credit impairment target ratio remains unchanged.
Sustain non-interest income to total income at 50%.	✓	The Group's contribution from non-interest income increased from 50,8%, achieved in the 2003 financial year, to 52,5% on a post-AC 133 basis and 52,6% on a pre-AC 133 basis.	The Group's objective remains unchanged, namely to sustain non-interest income at greater than 50%.
Drive down the cost-to-income ratio towards the mid-fifties.	In progress	The Group's cost-to-income ratio declined to 57,1% on a post-AC 133 basis and 59,4% on a pre-AC 133 basis.	The Group's cost-to-income objective remains unchanged. Cost efficiency is a specific focus area in the Group.
Capital adequacy			
Ensuring capital adequacy of between 11% and 12%.	✓	The Group achieved a capital adequacy ratio of 13,0%, with Absa Bank achieving a ratio of 12,3%. The bank surpassed the proposed regulatory requirements of 7,5% by achieving a 7,7% Tier I capital adequacy ratio.	The Group aims to create a balance between maximising shareholder returns and providing a solid base that meets regulatory requirements as well as the Group's growth objectives.

Group salient features

YEAR ENDED 31 MARCH

	2004	2003	% change	2002
Income statement (Rm)				
Headline earnings	**4 447**	3 441	29,2	1 888
Attributable income	**4 505**	3 391	32,9	1 686
Balance sheet (Rm)				
Total assets	**306 848**	269 064	14,0	247 300
Total advances	**222 395**	199 297	11,6	183 860
Total deposits	**234 380**	222 056	5,5	213 766
Financial performance (%)				
Return on average equity	**24,6**	21,4		12,9
Return on average assets, excluding acceptances	**1,55**	1,35		0,86
Operating performance (%)				
Net interest margin on average assets	**3,40**	3,45		3,82
Net interest margin on average interest-bearing assets	**3,87**	3,80		4,11
Charge for impairment of advances	**0,90**	1,02		2,38
Non-performing advances to total advances	**3,8**	5,1		5,2
Non-interest income as a % of operating income	**52,5**	50,8		47,9
Cost-to-income ratio	**57,1**	60,0		60,3
Share statistics (cents)				
Headline earnings per share	**688,5**	528,1	30,4	291,1
Diluted headline earnings per share	**682,8**	528,1	29,3	291,1
Earnings per share	**697,5**	520,5	34,0	260,0
Diluted earnings per share	**691,7**	520,5	32,9	260,0
Dividends per share relating to income for the year	**182,0**	145,0	25,5	116,0
Dividend cover (times)	**3,8**	3,6		2,5
Net asset value per share	**2 996**	2 589	15,7	2 354
Capital adequacy (%) – capital to risk-weighted assets				
Absa Bank	**12,3**	11,5		10,2
Absa Group	**13,0**	12,5		11,2
Employees				
Permanent staff complement	**31 658**	32 356		35 283

RETURN ON AVERAGE EQUITY


%
25
20
15
10
5
0
17,1
19,1
12,9
21,4
24,6
2000
2001
2002
2003
2004

HEADLINE EARNINGS PER SHARE


Cents
700
600
500
400
300
200
100
0
314,0
377,2
291,1
528,1
688,5
2000
2001
2002
2003
2004

DIVIDENDS PER SHARE


Cents
200
150
100
50
0
96,5
116,0
116,0
145,0
182,0
2000
2001
2002
2003
2004

Operational review

Absa Group Limited increased headline earnings for the 2004 financial year by 29,2% from R3 441 million to R4 447 million. Return on equity (RoE) increased to 24,6% from the 21,4% of the previous year.

The results are a culmination of the efforts of the Group's various business entities. The reporting of the Group's operational performance is undertaken on a segmental basis. The core events and drivers impacting the respective segments during the year under review are encapsulated in this section of the report.

SEGMENT	HIGHLIGHTS FOR 2004
Personal banking – Domestic operations ○ *High net worth market* ➡ Absa Private Bank ○ *Mass affluent market* ➡ Personal Financial Services ○ *Middle market* ➡ Retail Banking Services ○ *Mass market* ➡ Flexi Banking Services ○ *Home loans* ➡ Absa Home Loans ○ *Credit cards* ➡ Absa Card	***The Group maintained its strong position in the South African personal market through the retention and acquisition of customers.*** **Activities supporting this included:** ○ strong advances growth as a result of favourable market conditions; ○ an enhanced product range and the introduction of value-added benefits; ○ increased product usage (cross-selling); ○ growth in the black customer base; ○ high volumes obtained from electronic banking, partly as a result of the automated teller machine (ATM) network growing substantially from 3 311 at March 2003 to 4 502 at March 2004; ○ the centralisation of credit decision-making, which enhanced the quality of the book and improved turnaround times; and ○ back-office centralisation contributing to cost reductions.

SEGMENT	HIGHLIGHTS FOR 2004
African operations ○ National Bank of Commerce Limited (NBC) (Tanzania) (55% holding) ○ Banco Austral, Sarl (Mozambique) (80% holding) ○ Capricorn Investment Holdings Limited (a subsidiary of which is Bank Windhoek) (Namibia) (36,3% holding) ○ Commercial Bank of Zimbabwe Limited (CBZ) (Zimbabwe) (25,9% holding)	**The Group further strengthened its African operations by investing in infrastructure. The performance of the respective operations was as follows:** ○ A strong performance by National Bank of Commerce and gain of market share; ○ The organisational redesign of Banco Austral, which resulted in an improved market profile for the bank; ○ Sustained earnings growth from Bank Windhoek; and ○ Commercial Bank of Zimbabwe continuing to perform well, taking into account the political instability in the country.
Commercial banking ○ *Business banking* ➡ Business Banking Services and Small Business ○ *Medical industry funding* ➡ MLS Bank ○ *Vehicle and asset finance* ➡ Absa Vehicle and Asset Finance	**A solid performance was recorded by the Group's commercial banking operations as a result of:** ○ continued leadership in agribusiness, public sector finance and franchising; ○ the Group's improved market positioning in the business market; ○ the implementation of strategies and structures for black business, women-owned business and the consumables industry sector; ○ the strong growth in electronic banking income; ○ a substantial improvement in the quality of advances; and ○ the continued focus on value-added solutions.

SEGMENT	HIGHLIGHTS FOR 2004
Commercial banking *(continued)*	**MLS Bank has been in a restructuring and rebuilding phase over the past year. The bank has become a division of Absa Bank and its assets and liabilities were transferred to Absa Bank with effect from 1 April 2004.** **The rebranding of Absa Vehicle and Asset Finance (previously Bankfin) was well accepted in the market place, further cementing its position as a force in the South African asset and vehicle financing industry. This aided the division in achieving a strong performance, as did:** o buoyant new car sales; o the increased product diversification (commercial transport, capital equipment, office automation and aviation); o the implementation of a R3 billion securitisation transaction; o increased leveraging off the Group's customer base and infrastructure; o additional business growth through an alliance strategy with manufacturers and suppliers; and o the ongoing re-engineering of business processes to enhance cost efficiencies.

SEGMENT	HIGHLIGHTS FOR 2004
Wholesale banking – Domestic operations ○ *Corporate and merchant banking* ➡ Absa Corporate and Merchant Bank ○ *Asset management* ➡ Abvest Holdings Limited	**The Group's domestic wholesale banking operations performed satisfactory in a challenging operating environment characterised by the continued strength of the rand, lower inflation and lower interest rates. Salient features were:** ○ Modest advances growth owing to a decline in credit demand as a result of the stronger rand's effect on economic growth; ○ A solid trading performance by the treasury division; ○ Improved cost containment through enhanced processes and efficiencies; ○ Mixed results from investment banking, with some write-offs; and ○ A lack of growth from merchant banking activities.
Wholesale banking – International operations ○ Absa Bank London ○ Absa Bank Singapore ○ Absa Bank (Asia) Limited (Hong Kong) ○ Bankhaus Wölbern & Co (Hamburg)	**The performance of the international operations was overshadowed by credit impairments at the Singapore office.** ○ Absa Bank London – Profitability restored; ○ Absa Bank Singapore – Performance affected by significant provisions for structured trade finance and syndicated loan transactions; ○ Absa Bank (Asia) – Solid performance despite epidemics (SARS and the Asian bird flu) impacting on the region; and ○ Bankhaus Wölbern – Strong growth in commissions earned from property funds.

SEGMENT	HIGHLIGHTS FOR 2004
Financial services o *Life assurance* ➡ Absa Life o *Short-term insurance* ➡ Absa Insurance Company Limited ➡ Absa Syndicate Investments Holdings Limited (Absil) o *Advisory services* ➡ Absa Brokers (Proprietary) Limited ➡ Absa Consultants and Actuaries (Proprietary) Limited ➡ Absa Health Care Consultants (Proprietary) Limited o *Wealth creation* ➡ Absa Trust Limited ➡ Absa Fund Managers Limited ➡ Absa Mortgage Fund Managers (Proprietary) Limited ➡ Absa Investment Management Services (Proprietary) Limited ➡ *Stonehage Financial Services* Holdings Limited ➡ Absa Stockbrokers (Proprietary) Limited	**Absa Financial Services, which houses the Group's bancassurance arm, delivered a splendid operational performance. This resulted from:** o a solid operational performance from Absa Life. Part of the improved embedded value emanated from the recovery of investment markets; o significantly improved domestic underwriting results; o an improved performance from Absa Brokers, despite difficult trading conditions in the life assurance industry; o a good performance by Absa Fund Managers, largely as a result of the good performance of the Absa Money Market Fund; and o solid performances from all other areas, with the exception of Absil, for the year under review. The finalisation of the Lloyd's 2001 year of account will produce negative results for Absil.

Business unit contribution

FOR THE YEAR ENDED 31 MARCH

	2004 Rm	2003* Rm	% change	2002 Rm
Personal banking	**1 497**	941	59,1	(215)
Segment-focused business units				
○ Absa Private Bank	**1**	—		5
○ Personal Financial Services	**129**	129	—	118
○ Retail Banking Services	**263**	231	13,9	125
○ Flexi Banking Services	**125**	96	30,2	43
○ UniFer	**—**	—	—	(984)
Product-focused business units				
○ Absa Card	**355**	279	27,2	281
○ Absa Home Loans	**764**	447	70,9	443
Other				
○ Repossessed Properties	**(142)**	(241)	41,1	(246)
○ Meeg Bank	**2**	—		—
Commercial banking	**1 266**	932	35,8	893
Segment-focused business units				
○ Business Banking	**821**	589	39,4	601
○ MLS Bank	**42**	54	(22,2)	53
Product-focused business units				
○ Absa Vehicle and Asset Finance (AVAF)	**403**	289	39,4	239
Wholesale banking	**684**	807	(15,2)	691
○ Domestic operations	**750**	697	7,6	612
○ International operations	**(66)**	110	(160,0)	79
African operations	**75**	91	(17,6)	59
Absa Financial Services	**890**	604	47,4	502
Other	**35**	66	(47,0)	(42)
Total headline earnings	**4 447**	3 441	29,2	1 888

2004


0,8%
33,7%
20,0%
1,6%
15,4%
28,5%

2003


2,0%
27,3%
17,6%
2,6%
23,5%
27,0%

2002


(1,5%)
26,8%
17,5%
2,0%
24,1%
31,1%

■ Personal banking □ Commercial banking ■ Wholesale banking □ African operations □ Absa Financial Services □ Other

The 2003 figures have been restated owing to a refinement in the cost allocation methodology.

Corporate governance statement

INTRODUCTION

Absa Group Limited (Absa or the Group) is fully committed to the principles of the Code of Corporate Practices and Conduct set out in the King Committee Report on corporate governance (King II). In supporting the code, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices.

COMPLIANCE WITH KING II

The directors are of the opinion that Absa complies with, and has applied, the requirements of King II with regard to the year under review.

APPLICATION OF THE CODE AND APPROACH TO CORPORATE GOVERNANCE

All entities in the Absa Group are required to subscribe to the spirit and principles of the code. In addition, the code is applied to all operating entities of the nature and size identified in King II.

Whereas the Absa board reviews overall Group compliance with the code and is the focal point of the Group's corporate governance system, the directors of specific companies in the Group are responsible for ensuring compliance.

The Group facilitates a comprehensive process to review compliance with the code by all relevant entities each year. This includes:

- a full and effective review by the Absa board of all aspects relating to ongoing corporate governance during the year, the inclusion of statements in this regard in the annual report and consideration of the requirements of Regulation 38(5) of the Banks Act (in terms of which the board is required to report annually to the Registrar of Banks on the extent to which the process of corporate governance implemented by the Group successfully achieves the objectives determined by the board); and
- a review of current and emerging trends in corporate governance and the Group's systems of governance and benchmarking these systems against local and international best practice.

In its governance approach, the board believes that, whereas compliance with the form of governance is important, greater emphasis is placed on ensuring compliance with the substance of governance. The board also seeks to ensure that good governance prevails at all levels in the Group and is integral to Absa's operations.

APPOINTMENTS TO THE BOARD

Non-executive directors on the Absa board are appointed for specific terms and reappointment is not automatic. The maximum term of office of directors is three years. A third of the directors retire by rotation annually. If eligible, their names are submitted for re-election at the annual general meeting, accompanied by appropriate biographical details set out in the annual report. Non-executive directors are obliged to retire at the annual general meeting following their 70th birthday.

The board as a whole, within its powers, selects and appoints directors, including the Group chief executive and executive directors, on the recommendation of the Group Remuneration Committee (in respect of executive directors) and the Directors' Affairs Committee (in respect of non-executive directors).

A formal and transparent procedure applies to all appointments, which are subject to confirmation by the shareholders at the annual general meeting. Prior to appointment, potential board appointees are subject to a "fit and proper" test, as required by the JSE Securities Exchange South Africa and as prescribed by the Banks Act. Re-election to the board is considered subject to performance and continued eligibility.

BOARD COMPOSITION AND DIVISION OF RESPONSIBILITIES

Absa has unitary board structures in all South African companies in the Group.

The Absa board is a balanced board with a majority of independent directors*. The chairman of the Absa board is an independent director. Details of the categorisation of the directors appear on page 28 of the annual report. There are 17 directors, of whom three are executive, two are non-executive and 12 are considered to be independent directors, as defined by King II.

The directors bring a wealth of skills, knowledge and experience from their own fields of business to the board and ensure that debate on matters of strategy, performance, resources, transformation, diversity, employment equity, standards of conduct and policy is robust, informed and constructive.

A comprehensive framework, setting out authorities and responsibilities with regard to matters affecting the business of the boards and committees in the Group, assists in the control of the decision-making process and ensures a balance of power and authority so that no individual has unfettered powers of decision-making.

BOARD COMMITTEES

Group Remuneration Committee

Members: D C Brink (chairman), L Boyd, B P Connellan, D C Cronjé and T van Wyk.

Composition and meeting procedures: The Group Remuneration Committee is chaired by an independent director and comprises mainly independent directors of Absa. The Group chief executive attends meetings by invitation, but does not participate in discussions and decisions regarding his own remuneration and benefits. Meetings are held quarterly.

Role, purpose and principal functions: Consideration and recommendation to the boards on matters such as succession planning, general staff policy, remuneration and benefits, performance bonuses, executive remuneration, directors' remuneration and fees, service contracts, the share purchase and option schemes and Group retirement funds.

The committee considers executive directors' emoluments, share and option allocations and other benefits, taking account of responsibility, individual performance and retention. To this end, the committee relies on external market surveys and industry reward levels as benchmarks. Remuneration packages are structured in such a way that short- and long-term incentives depend on the achievement of business objectives and the delivery of shareholder value.

Non-executive directors receive fees for their contribution to the boards and committees on which they serve. The Group chairman and management recommend proposed fees for consideration by the committee and recommendation to the Absa board, after considering comparable fee structures and market practices.

The remuneration of non-executive directors is submitted to shareholders for sanction at the annual general meeting prior to implementation and its payment.

Full details of remuneration matters (including a statement of remuneration philosophy) are contained in the directors' remuneration report set out on pages 20 to 27 of the annual report.

The committee annually undertakes a performance assessment of the Group chief executive. The Group chairman and Group chief executive's remuneration is considered, taking the respective assessments of the Directors' Affairs Committee and the Group Remuneration Committee into account.

**A non-executive director who is independent, as defined by King II.*

Certain of the committee's functions, principally those relating to board nominations and non-executive director succession planning, were transferred to the newly formed Directors' Affairs Committee.

Group Audit and Compliance Committee

Members: A S du Plessis (chairman), D C Arnold, P du P Kruger and T van Wyk.

Composition and meeting procedures: Other than Mr van Wyk who is a non-executive director, the chairman and members of the Group Audit and Compliance Committee (GACC) are independent directors on the board of Absa.

A third of the members of the GACC retire annually by rotation and are considered for re-election by the Absa board.

Meetings are held at least five times a year and are attended by the external and internal auditors and the compliance officer and, on invitation, members of executive management, including those involved in risk management and control and finance, and the Group chairman (who is not a member of the committee). All members of the committee are financially literate.

At every meeting, time is reserved for separate *in camera* discussions with committee members only, the committee together with management (excluding the external auditors) and the committee together with the external auditors (excluding management). *In camera* discussions provide an opportunity for committee members, management and the external auditors to communicate privately and candidly.

The internal and external auditors, as well as the compliance officer, have unrestricted access to the GACC, which ensures that their independence is in no way impaired.

Role, purpose and principal functions: The GACC assists the board in relation to the reporting of financial information, the selection and proper application of accounting policies, monitoring of the Group's internal control systems and various compliance-related matters.

Specific responsibilities include:

- reviewing and/or approving internal audit, compliance, forensic services policies, plans, reports and findings;
- ensuring compliance with the applicable legislation and regulations;
- making the necessary enquiries to ensure that all risks to which the Group is exposed are identified and managed in a well-defined control environment;
- dealing with matters relating to financial and internal control, accounting policies, reporting and disclosure;
- reviewing and recommending to the board, interim and year-end financial statements and profit and dividend announcements;
- recommending to the board the appointment and dismissal of the external auditors and fees payable to the external auditors;
- evaluating the performance of the external auditors;
- approving and ensuring compliance with the Group's policy on non-audit services;
- reviewing/approving external audit plans, findings, reports and fees; and
- collaborating with and reviewing issues for consideration as identified by the Group Risk Committee.

The board, through a comprehensive evaluation (based on the recommendations of King II, the Banks Act, the Group audit policy and generally accepted accounting and auditing practices), annually reviews the performance of the GACC to evaluate how effectively it has discharged its terms of reference.

Group Risk Committee

Members: P du P Kruger (chairman), D C Arnold, D C Cronjé, A S du Plessis, G Griffin and P E I Swartz.

Composition and meeting procedures: The Group Risk Committee is chaired by an independent director and consists of a further five independent directors. Members of executive management attend by invitation. The committee meets at least four times a year.

Role, purpose and principal functions: To review and recommend risk management policies, procedures and profiles pertaining to the Group.

The committee's principal responsibilities are:

- reviewing and recommending to the board for approval the enterprise-wide risk management policy;
- reviewing and recommending to the board for approval the Group's risk appetite and tolerance;
- dealing with the risk-reward profiles (including financial, operational, strategic and reputational) and, where necessary, recommending improvement strategies;
- reviewing and recommending improvements regarding outstanding actions on risk management plans at Group and business unit level;
- evaluating risks identified in those strategic plans of the Group that require Group board approval to determine their impact on the Group's risk-reward profile;
- evaluating the risk profile and risk management plans drafted for major projects, acquisitions, new ventures and new products or services to determine the impact on the Group's risk-reward profile; and
- collaborating with and reviewing issues for consideration as identified by the GACC.

Directors' Affairs Committee

Members: D C Cronjé (chairman), D C Brink, L N Jonker, T M G Sexwale and T van Wyk

Composition and meeting procedures: The committee is chaired by the Group chairman and comprises a majority of independent directors. Three meetings a year are scheduled.

Role, purpose and principal functions: This committee was established during the latter half of 2003 pursuant to an amendment to the Banks Act, to assist the board in regard to corporate governance, board nominations and related matters.

More specifically this encompasses:

- reviewing all aspects relating to ongoing corporate governance during the year, the inclusion of statements in this regard in the annual report and consideration of the requirements of Regulation 38 (5) of the Banks Act;
- considering current and emerging trends in corporate governance and the Group's systems of governance and benchmarking these systems against local and international best practice;
- reviewing the size, diversity, demographics, skills and experience of the board, addressing perceived gaps in the board's composition, evaluating potential board appointees and evaluating the performance of non-executive directors (including the Group chairman); and
- conducting an effectiveness evaluation of the Absa board to review its performance in meeting its key responsibilities.

DETAILED CORPORATE GOVERNANCE STATEMENT

The governance statement set out above is an abridged version of Absa's detailed governance statement. The detailed governance statement is available to shareholders on request.

Directors' remuneration report

INTRODUCTION

The Absa Group's 2004 directors' remuneration report covers the governance structure for the remuneration of the Group's directors, the Group's remuneration policy as well as executive directors' remuneration, performance bonuses, option allocations and service contracts. The report also provides an overview of remuneration matters relating to non-executive directors.

GOVERNANCE

Governance of directors' remuneration in the Absa Group is performed by the Group Remuneration Committee, a committee of the Absa board of directors. Its members (D C Brink (chairman), L Boyd, B P Connellan, D C Cronjé and T van Wyk) are all non-executive directors with the majority being independent directors. The Group chief executive and the executive director responsible for People Management attend the meetings. Meetings are held quarterly.

No executive director is present when his or her own remuneration is discussed.

The Group Remuneration Committee's responsibilities include:

- Approving the Group's remuneration philosophy, principles and policy;
- Approving the remuneration of the Group chief executive, executive directors and their direct reports. Remuneration includes all elements of remuneration: incentive scheme payments, the share/option scheme, guaranteed fixed remuneration, variable remuneration and any other form of benefits or perquisites;
- Reviewing all payments made in terms of the Group's various incentive schemes;
- Recommending to the board the fee structure for non-executive directors and the fees for members of board committees for onward recommendation to shareholders;
- The determination of the chairman's remuneration at a meeting from which he recuses himself;
- Succession planning for executive directors and top management, including the Group chief executive, executive directors and other strategic positions/roles; and
- Evaluating the performance of the Group chief executive and reviewing the evaluation of the performance of executive directors.

The Directors' Affairs Committee annually assesses the contribution of each non-executive director via an individual director evaluation process. This process is conducted by the Group chairman and deputy chairman on the one hand, and the respective director on the other. The Directors' Affairs Committee and thereafter the Absa board consider the outcomes of this process. The Directors' Affairs Committee appraises the chairman's performance at a meeting from which he recuses himself. The Group Remuneration Committee, in determining the remuneration of non-executive directors and the chairman, takes these evaluations into account.

Group People Management also provides advice to the Group Remuneration Committee. The Group People Management division is a Group specialist function and assists the committee by providing supporting information and documentation relating to matters that are presented to the Group Remuneration Committee. This includes comparative data and motivations for proposed salaries, bonuses and option allocations.

EXECUTIVE DIRECTORS' REMUNERATION

Absa's remuneration philosophy

The purpose of remuneration is to attract, retain and motivate employees. Absa has an overarching remuneration philosophy to support this purpose, which, in turn, supports the Group's strategy. Absa's remuneration structure has three components:

- Fixed remuneration = annual salary and benefits.
- Variable remuneration = a short- to medium-term performance related incentive scheme.
- Share option grants = a long-term performance related incentive scheme.

Fixed remuneration is reviewed annually to ensure that employees who contribute to the success of the Group and who have the potential to sustain performance are remunerated competitively.

The Group uses variable remuneration schemes to focus employee behaviour on important business objectives and to sustain performance. To achieve this goal, the existing variable remuneration schemes are reviewed annually and adjustments are made to improve their efficiency. The Group has progressed well towards its aim of growing the variable component of remuneration and slowing down the growth of fixed remuneration.

Remuneration policy for executive directors

Absa aims to employ individuals of the highest calibre, who embrace the Group's values. In ensuring that Absa's executive directors create value for all the Group's stakeholders, the Group provides a positive, supportive, healthy and diversity-friendly working environment, thereby ensuring that all employees are able to achieve their full potential with the assurance of being recognised and rewarded for excellent performance.

Executive directors are rewarded as individuals for the value they add through the payment of fixed remuneration, performance bonuses and option allocations.

The key principles of Absa's overall remuneration policy for executive directors are as follows:

- Reward programmes are designed and administered to align directors' interests with those of the Group's stakeholders.
- Reward programmes are clear and transparent, to reward the achievement of the Group's desired strategic positioning.
- Rewards, including their short- and long-term incentive components, are linked to the performance of the business and the individual business units.
- Reward levels are targeted to be commercially competitive. Reward levels are based on the scope of responsibility and individual contribution made.
- Appropriate benchmark, industry and comparable organisations' remuneration practices are reviewed regularly.
- The Group Remuneration Committee determines the overall remuneration packages for executive directors.

In determining the appropriate remuneration for executive directors, Absa makes use of the services of an independent remuneration consultant. This consultant advises the Group Remuneration Committee on the remuneration of executive directors and top management, after using surveys of the banking industry as well as the broader industry to make remuneration comparisons. The Group bears all the expenses relating to the appointment of external consultants.

Executive directors' guaranteed fixed remuneration

Absa applies discretion in all remuneration reviews. As a result, there has never been a minimum across-the-board increase for employees. The sustainable contribution of each employee, including executive directors, is used as the basis for remuneration reviews.

A total cost to company approach is followed for all executive levels of management. (See table 1.) Benefits include retirement schemes; death and disability cover; medical cover and other benefits, as dictated by competitive local market practices.

Table 1: Executive directors' guaranteed fixed remuneration

	Date appointed to the Absa Group board	Directors' fees	Salaries	Travel allowances*	Retirement fund contri-butions	Total guaranteed remu-neration-
		(R)	(R)	(R)	(R)	(R)
For the year ended 31 March 2004						
E R Bosman**	1 Nov '97	87 000	3 485 874	12 717	277 706	3 863 297
F J du Toit	1 Apr '01	87 000	1 569 939	4 789	125 854	1 787 582
G R Pardoe**	8 Aug '02	87 000	3 132 888	10 180	203 335	3 433 403
Total		**261 000**	**8 188 701**	**27 686**	**606 895**	**9 084 282**
For the year ended 31 March 2003						
E R Bosman	1 Nov '97	60 000	2 785 270	26 810	225 194	3 097 274
F J du Toit	1 Apr '01	60 000	1 407 186	8 063	112 870	1 588 119
G R Pardoe	8 Aug '02	31 667	1 988 455	5 482	123 696	2 149 300
Total		**151 667**	**6 180 911**	**40 355**	**461 760**	**6 834 693**

Executive directors' performance bonuses

Performance bonuses are linked to business performance, based on targeted performance goals. Absa has an incentive scheme based on an economic value added approach.

Performance bonuses are paid only when the Group's financial performance exceeds the cost of equity. The Group's cost of equity for the 2004 financial year was 16,6%. The annual performance bonus is approved by the Group Remuneration Committee and converted to a headline earnings target to facilitate ease of communication and understanding. The headline earnings target is set on a sliding scale, in terms of which a bonus multiple of up to two can be earned. The final bonus is calculated as follows:

Bonus multiple x *factor* x *annual pensionable salary****

Performance bonuses are not guaranteed and vary according to an individual's performance rating. The total amount may not exceed the pool calculated using the formula indicated above. Two thirds of any performance bonus paid in excess of one bonus multiple is banked and is paid during the next two financial years, subject to sustained performance by the Group.

The bonuses declared during the period under review are detailed below. (See table 2.)

Table 2: Executive directors' performance bonuses

	For the year ended 31 March	
Name	**2004 (R)**	**2003 (R)**
E R Bosman	7 006 508	5 693 459
F J du Toit	2 912 444	2 851 567
G R Pardoe	3 553 626	4 679 538
Total	**13 472 578**	**13 224 564**

* *Travel allowances – Represents fuel and maintenance paid by Absa.*
** *Included in this amount is offshore remuneration, converted at the appropriate exchange rate.*
*** *The factor is based on individual performance.*

Executive directors' share option grants

The Group has a share option scheme that is designed to link the interests of executive directors and employees with those of shareholders and the long-term desired strategic positioning of the Group.

All full-time employees are eligible to participate in the scheme. One third of the options vests on the third anniversary of the date of grant, a further third vests on the fourth anniversary of the date of grant and the last third on the fifth anniversary of the date of grant.

All grants of options in terms of the scheme have a ten-year expiry period. There are specific provisions governing retirement, death, retrenchment, ill health and contractual termination.

The scheme is benchmarked to market practices and trends to ensure that it remains attractive and competitive.

Share option allocations to executive directors are considered annually by the Group Remuneration Committee. These allocations are aimed at retaining the services of the Group's executive directors.

Share option allocations are discretionary and are guided by benchmark multiples of annual remuneration cost to the company. The current benchmark multiple for the Group chief executive is eight times the annual remuneration cost to the company. For other executive directors, the benchmark is six.

Except for the requirement that recipients must be in the employ of the Group on grant dates, there are no preconditions for the allocation of share options. (See tables 3 and 4.)

Table 3: Executive directors' share option movements

		Number of share options granted				Shares/ options exer- cised	Gains on options exercised (R)	Exercise prices (R)	Exercise dates	Balance
Name	Opening balance	Granted	Price (R)	Date of grant	Expiry date					
For the year ended 31 March 2004										
E R Bosman*	806 611	340 000	35,01	5 Jun '03	5 Jun '13	61 611	755 967	23,56	1 Sep '03	1 085 000
F J du Toit*	318 187	60 000	35,01	5 Jun '03	5 Jun '13					378 187
G R Pardoe*	410 000	320 000	35,01	5 Jun '03	5 Jun '13					730 000
For the year ended 31 March 2003										
E R Bosman	634 483	225 000	33,67	7 Jun '02	7 Jun '12	52 872	1 190 806	35,97	29 Nov '02	806 611
F J du Toit	228 187	90 000	33,67	7 Jun '02	7 Jun '12					318 187
G R Pardoe	350 000	60 000	33,67	7 Jun '02	7 Jun '12					410 000

**Share options were allocated to these executives in order to bring the value of the issued unvested shares/options in line with identified market related benchmarks.*

Table 4: Executive directors' share options

Name	Balance as at 31 March 2004	Share options granted			
		Number granted	Price (R)	Date of grant	Expiry date
E R Bosman	**1 085 000**				
		75 000	11,05	25 Nov '94	25 Nov '04
		*55 000	30,47	28 Aug '97	28 Aug '07
		*100 000	17,85	28 Aug '98	28 Aug '08
		100 000	27,68	12 Oct '99	12 Oct '09
		40 000	26,53	12 Jun '00	12 Jun '10
		150 000	37,43	19 Jun '01	19 Jun '11
		225 000	33,67	7 Jun '02	7 Jun '12
		340 000	35,01	5 Jun '03	5 Jun '13
F J du Toit	**378 187**				
		*31 332	20,77	30 Aug '96	30 Aug '06
		*20 342	30,47	28 Aug '97	28 Aug '07
		*30 513	17,85	28 Aug '98	28 Aug '08
		40 000	27,68	12 Oct '99	12 Oct '09
		16 000	26,53	12 Jun '00	12 Jun '10
		90 000	37,43	19 Jun '01	19 Jun '11
		90 000	33,67	7 Jun '02	7 Jun '12
		60 000	35,01	5 Jun '03	5 Jun '13
G R Pardoe	**730 000**				
		350 000	35,30	17 Sep '01	17 Sep '11
		60 000	33,67	7 Jun '02	7 Jun '12
		320 000	35,01	5 Jun '03	5 Jun '13

The low-interest loans fringe benefit for executive directors with regard to the share purchase scheme over the past two years has been tabled below (see table 5). It should be noted that the share purchase scheme is no longer available to the Group's executive directors since 2003 and only options are granted.

Table 5: Executive directors' fringe benefits in respect of low interest loans

	Fringe benefit for the year ended 31 March		Capital value of loan on 31 March	
	2004 (R)	2003 (R)	2004 (R)	2003 (R)
E R Bosman	560 259	705 759	3 698 275	5 221 534
F J du Toit	243 878	246 825	2 007 731	2 037 234
Total	**804 137**	**952 584**	**5 706 006**	**7 258 768**

**Purchase scheme*

Executive directors' service contracts

The contracts of executive directors are subject to notice periods of six months, except for one director, Mr G R Pardoe. Mr G R Pardoe has a fixed-term contract until 31 August 2004, thereafter a three-month notice period applies. Executive directors retire from their positions and from the board (as executive directors) at the age of 60.

Executive directors' severance arrangements

In the event of an executive director's service contract being terminated for operational reasons, the following formula applies in respect of the calculation of the severance package: a minimum of two months of the total annual remuneration package is payable for up to two completed years of service, plus two weeks of the annual remuneration package for each subsequent completed year of service.

The maximum severance compensation payable is limited to an amount equal to six months of the annual remuneration package of the retrenchee.

In cases where the benefits calculated under the rules of the Labour Relations Act are more beneficial than the above formula, the provisions of the Act apply, namely one week's pay for each completed year of service. An executive director would need to have been in Absa's service for longer than 24 years for the rules of the Labour Relations Act to be applicable.

NON-EXECUTIVE DIRECTORS' REMUNERATION

Non-executive directors are remunerated for their membership of the boards of Absa Group Limited, Absa Bank Limited, board-appointed committees and divisional and subsidiary boards. The remuneration rates reflect the size and complexity of the Group. Market practices and external remuneration surveys are taken into account in determining non-executive directors' remuneration. The elements of non-executive directors' remuneration are:

- a base fee;
- a fee as a member of a board committee (including special board committees); and
- fees for ad hoc investigative and consultancy work.

Details of Absa's fee structure, as approved by shareholders, are set out on page 140 of this report.

Non-executive directors are not eligible to participate in any of the Group's incentive arrangements and share option scheme.

Table 6: Non-executive directors' remuneration

Name	Note	Fees for the year ended 31 March				
		2004				2003
		Absa Group Limited (R)	Absa Bank and subsidiaries (R)	Committees and divisional boards (R)	Total (R)	Total (R)
D C Cronjé (chairman)		1 976 445	138 000	55 000	2 169 445	1 754 026
D C Brink (deputy chairman)		130 500	103 500	253 089	487 089	419 492
D C Arnold	1	87 000	69 000	85 833	241 833	—
N B Bam	2	35 000	27 500	—	62 500	110 000
L Boyd		87 000	69 000	107 596	263 596	177 025
B P Connellan		87 000	69 000	107 098	263 098	203 067
A S du Plessis		87 000	69 000	273 200	429 200	258 333
G Griffin		87 000	69 000	56 667	212 667	161 083
L N Jonker		87 000	69 000	52 167	208 167	150 000
P du P Kruger		87 000	69 000	211 500	367 500	227 000
D F Mostert	3	—	—	—	—	88 667
T M G Sexwale		87 000	69 000	8 000	164 000	110 000
F A Sonn		87 000	69 000	44 167	200 167	150 000
P E I Swartz		87 000	69 000	88 750	244 750	145 000
T van Wyk		87 000	69 000	146 333	302 333	216 083
Total		**3 098 945**	**1 028 000**	**1 489 400**	**5 616 345**	**4 169 776**

1 – Appointed on 11 April 2003
2 – Retired on 22 August 2003
3 – Resigned on 31 October 2002

Non-executive directors' terms of employment

Non-executive directors do not have service contracts. Letters of appointment confirm the terms and conditions of their service.

BIOGRAPHICAL DETAILS AND APPOINTMENT DATES OF BOARD MEMBERS

These details can be found on pages 28 to 32 of the annual report.

MEMBERS OF BOARD COMMITTEES AND NON-EXECUTIVE TRUSTEES OF THE RETIREMENT FUND

Group Audit and Compliance Committee	A S du Plessis (chairman), D C Arnold, P du P Kruger and T van Wyk
Group Risk Committee	P du P Kruger (chairman), D C Arnold, A S du Plessis, D C Cronjé, G Griffin and P E I Swartz
Group Remuneration Committee	D C Brink (chairman), L Boyd, B P Connellan, D C Cronjé and T van Wyk
Directors' Affairs Committee	D C Cronjé (chairman), D C Brink, L N Jonker, T M G Sexwale and T van Wyk
Board Lending Committee	L Boyd, A S du Plessis, D C Cronjé, D C Brink and B P Connellan
Group Retirement Fund trustees	D C Brink (chairman), D C Cronjé and T van Wyk

IN CONCLUSION

The Group Remuneration Committee and the Absa Group board is satisfied that fair remuneration practices are followed in the Absa Group.

Board of directors

Name	**D C (Danie) Cronjé**
Age	57
Qualifications	DCom
Title	Chairman
Year appointed	1987
Independence	Independent director
Absa board committee memberships	Directors' Affairs Committee (chairman) Group Remuneration Committee Group Risk Committee Board Lending Committee
Other directorships/trusteeships	Chairman of Sage Group Limited and a director of KWV Group Limited and Idion Technology Holdings Limited. He is chairman of the Absa Foundation and a trustee of the Absa Group Retirement Fund.
Skills, expertise and experience	Joined Volkskas in 1975 and held various positions in Volkskas Merchant Bank and Volkskas Group. He was formerly deputy chief executive and subsequently Group chief executive of Absa until 1997.

Name	**D C (Dave) Brink**
Age	64
Qualifications	MSc Eng (Mining), Diploma in Business Administration, Graduate Diploma in Company Direction
Title	Deputy chairman
Year appointed	1992
Independence	Independent director
Absa board committee memberships	Directors' Affairs Committee Group Remuneration Committee (chairman) Board Lending Committee
Other directorships/trusteeships	Chairman of Unitrans Limited, and a director of Sanlam Limited, Sappi Limited, BHP Billiton plc and BHP Billiton Limited. He is a trustee of the Absa Foundation and chairman of the Absa Group Retirement Fund.
Skills, expertise and experience	Joined Murray & Roberts Limited in 1970 after eight years in the gold industry with Anglo American Corporation of South Africa Limited. Appointed chief executive officer of Murray & Roberts Holdings Limited in 1986 and chairman in 1994.

Name	**E R (Nallie) Bosman**
Age	59
Qualifications	BCom (Hons), MBL, Diploma in Banking, FIBSA
Title	Group chief executive
Year appointed	1997 (managing director) 2000 (Group chief executive)
Independence	Executive director
Absa board committee memberships	None, but attends various board committee meetings *ex officio*.
Other directorships/trusteeships	Chairman of the Banking Council, South Africa, and various companies in the Absa Group. He is a trustee on the board of the Business Trust and a trustee of the Absa Group Retirement Fund.
Skills, expertise and experience	Joined Volkskas in 1963 and held various positions in Volkskas Bank. Appointed managing director of United Bank in 1987, Group managing director of Absa in 1997 and Group chief executive of Absa in 2000.

Name	**G R (Rupert) Pardoe**
Age	47
Qualifications	BA (Hons)
Title	Deputy Group chief executive
Year appointed	2002
Independence	Executive director
Absa board committee memberships	None, but attends various board committee meetings *ex officio*.
Other directorships/trusteeships	Chairman of the Absa Commercial Bank and Absa Personal Bank boards and a director of various subsidiaries in the Absa Group.
Skills, expertise and experience	Before joining Absa, worked for Anglo American Corporation of South Africa Limited (AAC) for 20 years, where he was finance director, holding numerous directorships in companies in which AAC had interests, among them banking groups FirstRand and Rand Merchant Bank. He has been a Group executive director of Absa since 2001 and was appointed deputy Group chief executive in 2003.

Name	**D C (Des) Arnold**
Age	64
Qualifications	CA(SA), FCMA, AMP
Year appointed	2003
Independence	Independent director
Absa board committee memberships	Group Audit and Compliance Committee Group Risk Committee
Skills, expertise and experience	Was formerly executive director: Finance and Administration of Barloworld Limited. He joined Barloworld in 1967 and held a number of senior financial positions in the Barlows Group, which culminated in his appointment to the board in 1993. He retired from Barloworld Limited at the end of March 2003. He is a past president of the Eastern, Central and Southern African Federation of Accountants as well as past president of the South African Institute of Chartered Accountants (SAICA). He has represented SAICA on the Financial and Management Accounting Committee of the International Federation of Accountants.

Name	**L (Leslie) Boyd**
Age	67
Qualifications	Chartered Engineer, Fellow of the Institute of Metallurgists (UK)
Year appointed	1988
Independence	Independent director
Absa board committee memberships	Group Remuneration Committee Board Lending Committee
Other directorships/trusteeships	Chairman of Imperial Holdings Limited, Datatec Limited and a director of numerous companies listed on the JSE.
Skills, expertise and experience	From 1984 to 1992, he was executive director of Anglo American Corporation of South Africa Limited and deputy chairman from 1992 to 2001, having been general manager, managing director and chairman of Highveld Steel and Vanadium Corporation Limited from 1972 to 2001. Former executive vice-chairman of Anglo American plc and former chairman of AMIC Limited, Anglo American Platinum Corporation Limited, AECI Limited and Altech Limited.

Name	**B P (Brian) Connellan**
Age	63
Qualifications	CA(SA)
Year appointed	1994
Independence	Independent director
Absa board committee memberships	Group Remuneration Committee Board Lending Committee
Other directorships/trusteeships	Director of Nampak Limited, Illovo Sugar Limited, Tiger Brands Limited, Reunert Limited, Sasol Limited and Oceana Group Limited.
Skills, expertise and experience	After qualifying as a chartered accountant, he joined the Barlows Group in 1964. Managed a number of subsidiaries. Appointed as a director of Barlows Group Limited in 1985. He was chairman of the building materials, steel and paint division until 1990. Thereafter appointed as executive chairman of Nampak Limited, a position he held until retirement in 2000.
Name	**A S (Attie) du Plessis**
Age	60
Qualifications	BCom, CA(SA), H Dip Tax, AMP
Year appointed	1992
Independence	Independent director
Absa board committee memberships	Group Audit and Compliance Committee (chairman) Group Risk Committee Board Lending Committee
Other directorships/trusteeships	He is chairman of Gencor Limited and a director of Sanlam Limited, KWV Group Limited and various companies within the Sanlam Group.
Skills, expertise and experience	From 1986 to 2002, he was an executive director of Sankorp Limited and Sanlam Limited.
Name	**F J (Frans) du Toit**
Age	58
Qualifications	BCom (Hons), CA(SA)
Year appointed	2001
Independence	Executive director
Absa board committee memberships	None, but attends various board committee meetings *ex officio*.
Other directorships/trusteeships	Director of various subsidiaries in the Absa Group as well as Capricorn Holdings Limited (formerly Bank Windhoek Holdings Limited).
Skills, expertise and experience	Partner of a leading auditing firm for 14 years. Joined Volkskas Bank Limited in 1987 as divisional general manager and was appointed Group general manager: Finance of Absa in 1991. He has been a Group executive director of Absa since 1997.
Name	**G (Garth) Griffin**
Age	54
Qualifications	BSc, FIA
Year appointed	2001
Independence	Independent director
Absa board committee memberships	Group Risk Committee
Other directorships/trusteeships	Chief executive officer of Sage Group Limited.
Skills, expertise and experience	He was previously managing director of Old Mutual Group, being responsible for global asset management activities as well as all businesses outside South Africa at the time of his resignation in 1999.

Name	**L N (Lourens) Jonker**
Age	64
Qualifications	BSc (Agric)
Year appointed	1996
Independence	Independent director
Absa board committee memberships	Directors' Affairs Committee
Other directorships/trusteeships	He is chairman of Weltevrede Wine Estates (Proprietary) Limited and a director of Naspers Limited.
Skills, expertise and experience	Owner of Weltevrede Wine Estate. Joined the board of KWV Co-operative in 1981 and became chairman of KWV Group Limited and KWV Investments Limited in 1994. He led the successful transformation of KWV from a co-operative to a fully commercialised company. He resigned from the KWV board in December 2003. He was also adjudged farmer of the year in 1996 and served on various committees within the wine industry.

Name	**P du P (Paul) Kruger**
Age	66
Qualifications	BSc Eng (Mining), MBL.
Year appointed	1996
Independence	Independent director
Absa board committee memberships	Group Audit and Compliance Committee Group Risk Committee (chairman)
Other directorships/trusteeships	Chairman of Sasol Limited and a director of numerous Sasol subsidiaries.
Skills, expertise and experience	Joined Sasol in 1964 at the Sigma Colliery in Sasolburg. Appointed managing director of the Sasol Group in 1987.

Name	**T M G (Tokyo) Sexwale**
Age	51
Qualifications	Certificate in Business Studies
Year appointed	2001
Independence	Independent director
Absa board committee memberships	Directors' Affairs Committee
Other directorships/trusteeships	Executive chairman of Mvelaphanda Holdings (Proprietary) Limited, chairman of Northam Platinum Limited, Trans Hex Group Limited, Rand Mutual Assurance Limited, Mvelaphanda Resources Limited and a director of Gold Fields Limited.
Skills, expertise and experience	Formerly a member of the national executive committee of the African National Congress and former premier of Gauteng province.

Name	**F A (Franklin) Sonn**
Age	64
Qualifications	BA (Hons), PTD, FIAC
Year appointed	1999
Independence	Independent director
Absa board committee memberships	None, but is a member of the Absa Commercial Bank Divisional board.
Other directorships/trusteeships	Chairman of African Star Investments (Proprietary) Limited and a director of the Airports Company SA Limited, Pioneer Food Group Limited, Re-insurance Group of America (Proprietary) Limited, Steinhoff International Holdings Limited, KWV Limited, Capespan Group Holdings Limited, New Africa Capital Limited, Macsteel Group Holdings Limited, Sappi Limited and Western Province Rugby (Proprietary) Limited.
Skills, expertise and experience	Rector of the Peninsula Technikon from 1978 to 1994. Served as South African ambassador to the United States of America from 1995 to 1998. Former president of the Afrikaanse Handelsinstituut.

Name	**P E I (Peter) Swartz**
Age	62
Qualifications	Advanced Primary Teacher's Diploma
Year appointed	1994
Independence	Independent director
Absa board committee memberships	Group Risk Committee
Other directorships/trusteeships	Director of Distell Limited, New Clicks Holdings Limited and Ellerine Holdings Limited.
Skills, expertise and experience	Was a teacher for ten years. Thereafter moved into the private sector with interests in the retail food, liquor, cinema and property development sectors.

Name	**T (Theo) van Wyk**
Age	56
Qualifications	BCom, LLM, H Dip Tax
Year appointed	1991
Independence	Non-executive director
Absa board committee memberships	Group Audit and Compliance Committee Directors' Affairs Committee Group Remuneration Committee
Other directorships/trusteeships	Executive director of Rembrandt Group Limited from 1990 to 2000 and thereafter executive director of Remgro Limited. A director of Dorbyl Limited and Sage Group Limited. Deputy chairman of Business Partners Limited and chairman of Wispeco Limited.
Skills, expertise and experience	Former professor of Mercantile Law at Unisa and the University of Stellenbosch. Registrar of Financial Institutions from 1987 to 1990.

Name	**J (Johan) van Zyl**
Age	47
Qualifications	PhD, DSc (Agric)
Year appointed	2004
Independence	Non-executive director
Absa board committee memberships	None
Other directorships/trusteeships	Group chief executive: Sanlam Limited and a director of various companies in the Sanlam Group, including Santam Limited.
Skills, expertise and experience	After an academic career in Agricultural Economics at the University of Pretoria, he became vice-chancellor and rector of that institution in 1997. He was appointed chief executive of Santam Limited in 2001 and Group chief executive of Sanlam Limited in 2003.

Annual financial statements

CONTENTS

Directors' approval

RESPONSIBILITY FOR ANNUAL FINANCIAL STATEMENTS

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of the affairs of the Company and of the Group at the end of the financial year and the net income and cash flow for the year, and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control and accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risk of error, fraud or loss is reduced in a cost effective manner – these controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;
- the Group's internal audit function, which operates unimpeded and independently from operational management, and has unrestricted access to the Group Audit and Compliance Committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans that take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the Group Audit and Compliance Committee, together with the external and internal auditors, plays an integral role in matters relating to financial and internal control, accounting policies, reporting and disclosure.

To the best of their knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review. The external auditors concur with this statement.

The Group consistently adopts appropriate and recognised accounting policies and these are supported by reasonable and prudent judgements and estimates on a consistent basis.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and the Banks Act and comply with South African Statements of Generally Accepted Accounting Practice relating to companies and banks.

The directors have no reason to believe that the Company and the Group as a whole will not be going concerns in the year ahead, based on forecasts and available cash resources. These financial statements have accordingly been prepared on that basis.

It is the responsibility of the independent auditors to report on the financial statements. Their report to the members of the Company is set out on page 35 of this annual report.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The directors' report and the annual financial statements, which appear on pages 36 to 126, were approved by the board of directors on 28 May 2004 and are signed by:

D C Brink	**E R Bosman**
Deputy chairman	*Group chief executive*

Report of the independent auditors

TO THE MEMBERS OF ABSA GROUP LIMITED

We have audited the annual financial statements and Group annual financial statements of Absa Group Limited set out on pages 36 to 112 and 115 to 126 for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 March 2004, and the results of their operations and cash flow information for the year then ended, in accordance with the statements of South African Generally Accepted Accounting Practice, and in the manner required by the Companies Act of South Africa.

KPMG Inc.
Chartered Accountants (SA)

Ernst & Young
Chartered Accountants (SA)

Johannesburg

28 May 2004

Company secretary's certificate

TO THE MEMBERS OF ABSA GROUP LIMITED

In accordance with the provisions of the Companies Act, 1973 (the Act), I certify that, in respect of the year ended 31 March 2004, the Company has lodged with the Registrar of Companies all returns prescribed by the Act and that all such returns are true, correct and up to date.

W R Somerville
Company secretary

Johannesburg
28 May 2004

Directors' report

NATURE OF ACTIVITIES

Absa Group Limited is the registered controlling company of a number of banks and insurance companies, and is an investment holding company. The Company directs the planning, control and co-ordination of the activities of the Group, which provides an extensive range of banking and financial services.

GROUP RESULTS

Headline earnings amounted to R4 447 million (2003: R3 441 million, 2002: R1 888 million) and headline earnings per share increased by 30,4% to 688,5 cents (2003: 528,1 cents, 2002: 291.1 cents). Group net income attributable to ordinary shareholders amounted to R4 505 million (2003: R3 391 million, 2002: R1 686 million). Headline earnings were derived from the following activities:

	2004		2003		2002	
	Rm	**%**	Rm	%	Rm	%
Personal banking	**1 497**	**33,6**	941	27,3	769	40,7
Commercial banking	**1 266**	**28,5**	932	27,1	893	47,3
Wholesale domestic banking	**750**	**16,9**	697	20,3	612	32,4
International banking	**(66)**	**(1,5)**	110	3,2	79	4,2
African operations	**75**	**1,7**	91	2,6	59	3,1
Total banking	**3 522**	**79,2**	2 771	80,5	2 412	127,7
Absa Financial Services	**890**	**20,0**	604	17,6	502	26,6
Group investments	**35**	**0,8**	66	1,9	(42)	(2,2)
Headline earnings	**4 447**	**100,0**	3 441	100,0	2 872	152,1
UniFer	—	—	—	—	(984)	(52,1)
Total headline earnings	**4 447**	**100,0**	3 441	100,0	1 888	100,0

A general review of the business and operations of major subsidiaries is given in the operational review on pages 10 to 14 of this annual report.

SUBSIDIARY AND ASSOCIATED COMPANIES

The interests in subsidiary and associated companies, where considered material in the light of the Group's financial position and results, are set out on page 106 of this annual report.

DIRECTORS' INTERESTS

As at 31 March, the directors' interests in the issued shares of the Company were as follows:

	Beneficial			Non-beneficial		
Direct	**2004**	2003	2002	**2004**	2003	2002
D C Cronjé	**253 942**	253 942	253 943	—	—	—
D C Brink	—	—	—	—	—	—
E R Bosman*	**134 184**	72 573	72 573	—	—	—
D C Arnold	**1 000**	—	—	—	—	—
N B Bam	—	—	—	—	—	—
L Boyd	**11 086**	8 062	8 062	—	—	—
B P Connellan	—	—	—	—	—	—
A S du Plessis	—	—	—	—	—	—
F J du Toit*	**34 111**	34 111	34 111	—	—	—
G Griffin	**2 000**	2 000	—	—	—	—
L N Jonker	—	—	—	—	—	—
P du P Kruger	—	—	—	—	—	—
G R Pardoe*	—	—	—	—	—	—
T M G Sexwale	—	—	—	—	—	—
F A Sonn	—	—	—	—	—	—
P E I Swartz	**2 049**	2 049	2 049	—	—	—
T van Wyk	—	—	—	—	—	—
Total direct	**438 372**	372 737	370 738	—	—	—

	Beneficial			Non-beneficial		
Indirect	**2004**	2003	2002	**2004**	2003	2002
D C Cronjé	—	—	—	—	—	—
D C Brink	**30 900**	30 900	30 900	—	—	—
E R Bosman*	**1 085 000**	806 611	634 483	—	—	—
D C Arnold	—	—	—	—	—	—
N B Bam	—	—	—	—	—	—
L Boyd	—	—	—	—	—	—
B P Connellan	**600**	600	600	—	—	—
A S du Plessis	—	—	—	**4 000**	4 000	4 000
F J du Toit*	**378 187**	318 187	228 187	—	—	—
G Griffin	—	—	—	—	—	—
L N Jonker	—	—	—	**3 051**	3 051	3 051
P du P Kruger	—	—	—	—	—	—
G R Pardoe*	**730 000**	410 000	—	—	—	—
T M G Sexwale	—	—	—	—	—	—
F A Sonn	**3 000**	3 000	3 000	—	—	—
P E I Swartz	—	—	—	**765**	765	—
T van Wyk	—	—	—	—	—	—
Total indirect	**2 227 687**	1 569 298	897 170	**7 816**	7 816	7 051
Total	**2 666 059**	1 942 035	1 267 908	**7 816**	7 816	7 051

There has been no change in the interests of directors between 31 March 2004 and 28 May 2004, other than the appointment of Dr J van Zyl as noted on page 39.

*Executive director.

ACQUISITIONS

The following interests were acquired since the date of the previous directors' report:

- Absa Health Care (Proprietary) Limited acquired a 75% interest in Mediclub (Proprietary) Limited.
- Absa Group Limited acquired a further 34,6% interest in Meeg Bank Limited.
- Absa Group Limited increased its shareholding in Sage Group Limited from 15,5% to 21,3%.
- Declord acquired a 40% shareholding in Aquilla Nominees (Proprietary) Limited.
- Absa Bank Limited acquired a 1,4% shareholding in CLS Group Holdings AG.

DISPOSALS

The following interests have been sold since the date of the previous directors' report:

- 39% shareholding in Midland Economic Equity Group Limited.
- 50% shareholding in Nexsum Leasing (Proprietary) Limited.
- 55% shareholding in Global Access Telecommunication Services South Africa (Proprietary) Limited.
- 100% shareholding in PF-Two Properties (Proprietary) Limited.
- 14,25% shareholding in Absa Asset Management Holdings (Jersey) Limited.
- 100% shareholding in Laeveld Inpak (Proprietary) Limited.
- 25% shareholding in Southern Africa Travellers Cheque Company (Proprietary) Limited.

SPECIAL RESOLUTIONS

Absa Group Limited

Special resolutions with regard to the following were passed at the annual general meeting of shareholders held on 22 August 2003:

- an increase in the authorised share capital from R1 400 million to R1 600 million.
- a general authority to enable the Company to acquire its own shares.

A special resolution was passed at a general meeting of shareholders of the Company held on 22 August 2003, to amend the articles of association, pursuant to an odd-lot offer in terms of a circular to shareholders dated 21 July 2003.

The following special resolutions were passed by subsidiaries:

Absa Bank Limited

- an increase in the authorised share capital from R270 million to R320 million.

Absa Asia Limited

- changed its name to Absa Bank (Asia) Limited.

Abvest Associates Limited

- conversion from a public company to a private company.

Absa Trust Participation Bond Managers (Proprietary) Limited

- changed its name to Absa Mortgage Fund Managers (Proprietary) Limited.

Allpay Free State (Proprietary) Limited

- amendments to the articles of association.

Bankfin Fleet Management Services Limited

- changed its name to Absa Fleet Services Limited.

National Bank of Commerce (1997) Limited

- changed its name to National Bank of Commerce Limited.

PSG Investment Bank Holdings Limited

- changed its name to Absa Trading and Investment Solutions Holdings Limited.

Unibank Savings and Loans Limited

- changed its name to USL Limited.

Unibank Limited

- changed its name to UB Micro Loans Limited.

Unibank Group Limited

- changed its name to UB Group Limited.

DIRECTORS AND SECRETARY

Details of the directors and secretary of the Company are given on page 130 and those of the Company's principal operating subsidiaries on pages 130 to 134.

Since the date of the previous directors' report:

- Dr N B Bam retired as a director on 22 August 2003.
- Dr J van Zyl was appointed as a director on 19 April 2004. Confirmation of this appointment will be sought at the forthcoming annual general meeting.

In accordance with the Company's Articles of Association, Messrs D C Brink, B P Connellan, A S du Plessis, G Griffin, P du P Kruger and T M G Sexwale retire by rotation but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INTERESTS OF DIRECTORS AND OFFICERS

During the financial year, no contracts were entered into in which directors and officers of the Company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group. Mr T M G Sexwale has an indirect minority shareholding in a subsidiary of Abvest Holdings Limited. The emoluments and perquisites of executive directors are determined by the Group Remuneration Committee. Except for Mr G R Pardoe, who has a fixed-term service contract with the Company, no long-term service contracts exist between executive directors and the Company.

SHARE CAPITAL

Authorised

The authorised share capital of the Company was increased from R1 400 million to R1 600 million by the creation of an additional 100 000 000 ordinary shares of R2 each. The special resolution was approved by shareholders at the annual general meeting on 22 August 2003.

Issued

On 5 September 2003, 503 174 shares were repurchased and 11 499 shares issued, pursuant to an odd-lot offer approved by shareholders on 22 August 2003, as set out below:

Issued share capital as at 31 March 2003	651 546 749
Less: Shares repurchased	503 174*
Add: Shares issued	11 499#
Issued share capital as at 31 March 2004	651 055 074

**Repurchased at R38,03 per share in terms of a specific repurchase.*
#Issued at R36,22 per share to public shareholders in terms of a specific issue for cash.

DIRECTORS' EMOLUMENTS

Directors' emoluments in respect of the Company's executive directors are disclosed in note 32.4 to the financial statements.

The earnings and perquisites of the Group chief executive, executive directors' and non-executive directors' emoluments and share and option allocations are contained in the directors' remuneration report on pages 20 to 27.

DIVIDENDS

On 30 May 2003, a dividend of 85 cents per share was declared to shareholders registered on 20 June 2003.

On 24 November 2003, a dividend of 72 cents per share was declared to shareholders on 19 December 2003.

On 28 May 2004, a dividend of 110 cents per share was declared to shareholders registered on 18 June 2004.

POST-BALANCE SHEET EVENTS

On 6 April 2004, Absa Group Limited entered into a black economic empowerment (BEE) transaction, which will enable more than 10% of the enlarged share capital of Absa to be held directly by black shareholders. This transaction will result in Batho Bonke, a broad-based black economic empowerment grouping, acquiring 73 152 300 new redeemable preference shares at R2 each. Mr T M G Sexwale is a director of Absa and also a member of this consortium. A further 7 315 200 preference shares will be made available for Absa staff members. The BEE transaction still requires the approval of the Group's shareholders.

Approval was received from the Minister of Finance, effective 31 March 2004, for the Section 54 transfer of the assets and liabilities of MLS Bank Limited to Absa Bank Limited. The relevant agreement giving effect to this transaction was signed on 16 April 2004, and the banking licence of MLS Bank Limited will be cancelled once all the required special resolutions have been approved by shareholders. MLS Bank will be divisionalised into Absa Bank Limited with effect from 1 April 2004.

Dr S F Booysen has been appointed chief executive officer of the Group with effect from 1 August 2004.

INSURANCE

The Absa Group is insured against banker's bond, professional indemnity and computer fraud up to R1 billion. The first R25 million of each claim is for Absa's own account.

Balance sheet

AT 31 MARCH

		GROUP		
	Note	**2004 Rm**	2003 Rm	2002 Rm
ASSETS				
Cash and short-term assets	2	**14 068**	12 617	11 688
Money market assets	3	**3 688**	5 084	5 233
Capital market assets	4	**9 161**	10 471	10 095
Statutory liquid asset portfolio	5	**12 598**	12 970	13 677
Advances	6	**222 395**	199 297	183 860
Other assets	9	**34 141**	19 481	13 018
Deferred taxation	17.1	**167**	223	445
Investments	10	**5 792**	3 506	3 399
Subsidiary companies	11	**—**	—	131
Associated companies	12	**624**	450	442
Property and equipment	13	**2 597**	2 613	2 552
Goodwill	14	**84**	132	16
Intangible assets	15	**50**	55	50
Client liabilities under acceptances		**1 483**	2 165	2 694
Total assets		**306 848**	269 064	247 300
LIABILITIES				
Deposits and current accounts	16	**234 380**	222 056	213 766
Deferred taxation	17.1	**1 331**	1 451	1 414
Taxation	17.5	**567**	327	740
Other liabilities	18	**37 112**	17 795	6 434
Provisions	19	**1 272**	1 081	919
Insurance funds	20	**4 115**	1 396	1 453
Subordinated debt	21	**7 067**	5 686	4 394
Liabilities to clients under acceptances		**1 483**	2 165	2 694
Total liabilities		**287 327**	251 957	231 814
SHAREHOLDERS' FUNDS				
Share capital	22.1	**1 291**	1 303	1 303
Share premium		**1 309**	1 532	1 532
Reserves	23	**16 750**	14 031	12 500
Shareholders' funds		**19 350**	16 866	15 335
Minority shareholders' interest	24	**171**	241	151
Total liabilities and shareholders' funds		**306 848**	269 064	247 300
Contingencies	28	**16 637**	14 275	16 579

Income statement

FOR THE YEAR ENDED 31 MARCH

		GROUP		
	Note	**2004 Rm**	2003 Rm	2002 Rm
Interest income	25.2	**28 901**	30 299	24 517
Interest expense	25.3	**(19 183)**	(21 467)	(16 133)
Net interest income		**9 718**	8 832	8 384
Impairment of advances	7	**(1 900)**	(1 957)	(4 042)
Income from lending activities		**7 818**	6 875	4 342
Non-interest income	25.4	**10 753**	9 127	7 694
Operating income		**18 571**	16 002	12 036
Operating expenditure	25.5	**(11 679)**	(10 780)	(9 700)
Indirect taxation	17.3	**(672)**	(695)	(649)
Impairment charge	25.7	**(116)**	(54)	(144)
Net income from operations		**6 104**	4 473	1 543
Share of associated companies' income	12	**119**	92	100
Net income before taxation		**6 223**	4 565	1 643
Taxation	17.2	**(1 627)**	(1 104)	(337)
Net income after taxation		**4 596**	3 461	1 306
Minority shareholders' interest	24	**(91)**	(70)	380
Net income attributable to shareholders		**4 505**	3 391	1 686
Headline earnings	26.1	**4 447**	3 441	1 888
Headline earnings per share (cents)	26.2	**689**	528	291
Diluted headline earnings per share (cents)	26.2	**683**	528	291
Earnings per share (cents)	26.2	**697**	520	260
Diluted earnings per share (cents)	26.2	**692**	520	260
Dividends per share relating to income for the year (cents)	27	**182**	145	116
Dividends per share paid during the year (cents)	27	**157**	123	125

Cash flow statement

FOR THE YEAR ENDED 31 MARCH

	Note	GROUP 2004 Rm	2003 Rm	2002 Rm
Cash retained from operating activities				
Cash receipts from customers	39	**39 214**	39 049	32 143
Cash paid to customers, employees and suppliers	40	**(29 921)**	(31 334)	(25 120)
Cash available from operating activities	38	**9 293**	7 715	7 023
Dividends paid	41	**(1 087)**	(807)	(838)
Net cash inflow from operating activities		**8 206**	6 908	6 185
Net (decrease)/increase in operating funds		**(3 290)**	(3 802)	4
Increase in income-earning funds and other debtors	43	**(36 580)**	(21 000)	(48 018)
Increase in deposits and other creditors and provisions	44	**33 290**	17 198	48 022
Taxation paid	42	**(1 890)**	(1 929)	(1 422)
Cash utilised in investing activities		**(2 780)**	(1 012)	(1 690)
Capital expenditure on:				
Freehold property		**(130)**	(67)	(49)
Computer equipment and systems		**(425)**	(435)	(301)
Furniture and other equipment		**(229)**	(208)	(313)
Motor vehicles		**(5)**	(8)	(8)
Intangible assets		**(11)**	(29)	(16)
Proceeds on disposal of:				
Freehold property		**55**	87	10
Computer equipment and systems		**32**	30	27
Furniture and other equipment		**20**	27	31
Motor vehicles		3	2	9
Disposal of/(investment in) subsidiary companies	45	**132**	(512)	(217)
(Disposal of)/investment in associated companies		**(141)**	3	(14)
Investment in shares	46	**(2 673)**	(503)	(1 052)
Proceeds on disposal of investments		**576**	582	186
Dividends received from associated companies	12	**16**	19	17
Cash flows from financing activities		**1 509**	1 484	1 606
(Repurchase)/issue of share capital		**(20)**	—	6
Redemption of debentures and notes		—	(16)	—
Proceeds on issue of debentures and notes		**1 529**	1 500	1 600
Other movements		**(304)**	(720)	603
Increase in cash and cash equivalents		**1 451**	929	5 286
Cash and short-term assets at beginning of year		**12 617**	11 688	6 402
Cash and short-term assets at end of year		**14 068**	12 617	11 688

Statement of changes in equity

AT 31 MARCH

GROUP	Note	Share capital and premium Rm	Regulatory general credit risk reserve Rm
Balance at 31 March 2001		2 829	—
Share capital issued		6	—
Foreign currency translation effects		—	—
Transfer to insurance contingency reserve		—	—
Changes in value on investments held by short-term insurance company		—	—
Share of associated companies' retained earnings	12	—	—
Attributable income		—	—
Dividends paid	27	—	—
Balance at 31 March 2002		2 835	—
Foreign currency translation effects		—	—
Transfer to insurance contingency reserve		—	—
Changes in value on investments held by short-term insurance company		—	—
Share of associated companies' retained earnings	12	—	—
Attributable income		—	—
Dividends paid	27	—	—
Balance at 31 March 2003		2 835	—
AC 133 opening balance in respect of:		—	451
Regulatory general credit risk reserve		—	451
Available-for-sale reserve		—	—
Value of investments held by short-term insurance companies		—	—
Retained earnings		—	—
Restated opening balance at 1 April 2003		2 835	451
Shares bought back		(20)	—
Consolidation of share incentive trust		(215)	—
Movement in regulatory general credit risk reserve		—	(119)
Fair value movement in available-for-sale assets		—	—
Value of investments held by short-term insurance companies		—	—
Movement in fair value of cash flow hedges		—	—
Foreign currency translation effects		—	—
Transfer to insurance contingency reserve		—	—
Share of associated companies' retained earnings	12	—	—
Attributable income		—	—
Dividends paid	27	—	—
Balance at 31 March 2004		**2 600**	**332**

Available-for-sale reserve Rm	Cash flow hedges reserve Rm	Translation reserve/ (deficit) Rm	Insurance contingency reserve Rm	Unrealised gains on investments Rm	Associated companies' earnings Rm	Distributable reserves Rm	Total Rm
—	—	369	73	159	148	10 291	**13 869**
—	—	—	—	—	—	—	**6**
—	—	549	—	—	25	—	**574**
—	—	—	2	—	—	(2)	—
—	—	—	—	12	—	(2)	**10**
—	—	—	—	—	71	(71)	—
—	—	—	—	—	—	1 686	**1 686**
—	—	—	—	—	—	(810)	**(810)**
—	—	918	75	171	244	11 092	**15 335**
—	—	(711)	—	—	(14)	—	**(725)**
—	—	—	(5)	—	—	(29)	**(34)**
—	—	—	—	(300)	—	—	**(300)**
—	—	—	—	—	65	(65)	—
—	—	—	—	—	—	3 391	**3 391**
—	—	—	—	—	—	(801)	**(801)**
—	—	207	70	(129)	295	13 588	**16 866**
(78)	—	—	—	134	—	(1 165)	**(658)**
—	—	—	—	—	—	—	**451**
(78)	—	—	—	—	—	—	**(78)**
—	—	—	—	134	—	—	**134**
—	—	—	—	—	—	(1 165)	**(1 165)**
(78)	—	207	70	5	295	12 423	**16 208**
—	—	—	—	—	—	—	**(20)**
—	—	—	—	—	—	97	**(118)**
—	—	—	—	—	—	119	—
(2)	—	—	—	—	—	—	**(2)**
—	—	—	—	(5)	—	—	**(5)**
—	95	—	—	—	—	—	**95**
—	—	(286)	—	—	(4)	—	**(290)**
—	—	—	34	—	—	(34)	—
—	—	—	—	—	92	(92)	—
—	—	—	—	—	—	4 505	**4 505**
—	—	—	—	—	—	(1 023)	**(1 023)**
(80)	**95**	**(79)**	**104**	**—**	**383**	**15 995**	**19 350**

Accounting policies

1 PRINCIPAL ACCOUNTING POLICIES

The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, the going-concern principle, and using the historical cost basis, except for financial instruments which are accounted for in terms of the stated policies below.

The accounting policies adopted and applied are set out below and are, in all material respects, consistent with those of the prior year, except as indicated in changes in accounting policies on page 53.

2 REVENUE RECOGNITION

Interest income is recognised at the effective rates of interest inherent in finance contracts and is brought into income in proportion to the balance outstanding on a time proportional method. In terms of AC 133, interest is also accrued in respect of impaired advances, based on the original effective interest rate used to determine the recoverable amount.

Revenue arising from the provision of services to customers is recognised on an accrual basis in the period in which the services are rendered.

Dividends are recognised in the period in which the right to receipt is established.

Origination costs are capitalised to the appropriate advance and amortised to interest income over the estimated period of repayment.

3 BASIS OF CONSOLIDATION

The consolidated annual financial statements include those of the Company, its subsidiaries, associated companies, special purpose entities and joint ventures. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or to the date of their disposal. Companies in which the Group exercises effective voting control, at either equity or board level, are regarded as subsidiaries.

Entities over which banking subsidiaries have acquired control in the course of lending activities or to protect advances are not consolidated, but are shown as advances. Where control is intended to be temporary owing to the subsidiary being held with a view to its subsequent disposal, such subsidiaries are not consolidated but disclosed as investments.

All inter-company transactions, balances and unrealised gains and losses are eliminated upon consolidation.

Income from associated companies operating in hyper-inflation economies is not recognised in the income statement, except to the extent of cash received.

4 ASSOCIATED COMPANIES

Associated companies are those companies which are not subsidiaries and in which the Group holds an equity investment and exercises a significant influence on the financial and operating policies. Significant influence is normally evidenced when Absa owns 20% or more of a company's voting rights. Investments in associates for which significant influence is intended to be temporary because the investments are acquired and held exclusively with a view to their subsequent disposal, are recorded as investments. The results of associated companies are accounted for according to the equity method, based on their most recent audited financial statements. If the most recent available audited financial statements are for an accounting period which ended more than six months prior to the Group's year-end, then the most recently available management accounting results have been brought to account. The Group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the Group's annual financial statements.

The investment in an associated company is written down when there is considered to be an impairment in value.

5 GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of net assets, on the acquisition date, of the subsidiary or associated company. Negative goodwill is any excess of the fair value of the Group's share of net assets of the entity acquired, on the acquisition date, over the cost of acquisition.

Goodwill is amortised using the straight-line method over the estimated useful life, not exceeding twenty years. The estimated useful life is determined by the underlying business acquired. The carrying amount of goodwill is reviewed annually for indications of impairment or changes in estimated future benefits. A write-down is made if the carrying amount exceeds the recoverable amount.

That portion of negative goodwill attributable to expected, identifiable future losses and expenses is recognised in the income statement when such losses and expenses are recognised. Any negative goodwill not attributable to such future losses and expenses is recognised as income on acquisition.

6 FINANCIAL INSTRUMENTS

Investments in financial instruments are held for investment, trading and hedging purposes and recorded on a trade date basis.

6.1 Equity investments

Strategic long-term investments are classified as "available-for-sale" and carried at fair value. Unrealised gains and losses, net of applicable taxes, are reported in shareholders' equity until such investments are sold or otherwise disposed of, or until such investments are determined to be impaired.

Equity investments held for trading purposes are classified as such and carried at fair value. Realised and unrealised gains and losses are accounted for as non-interest income in the income statement.

All other equity investments, including those held for investment banking purposes and investments held by the short-term insurance companies, are classified as "fair value election" and carried at fair value. Unrealised gains and losses are accounted for as non-interest income in the income statement.

6.2 Financial investments

Financial investments consist of money market instruments, government and other securities as well as other debt instruments. Management determines the appropriate classification at the time of purchase and may include any of the following categories:

"Held-to-maturity" – Investments with a fixed maturity date and where the Group has a firm intention and ability to hold the investments to such date. This typically includes short-dated instruments held for regulatory liquid asset purposes. These investments are held at amortised cost, and reviewed for impairment where appropriate. Premiums and discounts arising on purchase are amortised on the yield-to-maturity basis.

"Available-for-sale" – Investments normally held to maturity date, but that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or other economic conditions. This category includes longer-dated government stock held for regulatory liquid asset purposes.

"Fair value election" – Investments purchased for their potential to yield a reasonable return for the Group over the longer term are included in this category. Also included are instruments held or utilised for hedging purposes, even if also held to meet liquid asset requirements. These investments are carried at fair value and unrealised gains and losses are accounted for as interest (if utilised for interest rate hedging purposes) or non-interest income (if held for investment purposes) in the income statement.

"Trading assets" – Investments acquired for the purpose of generating short-term fluctuations in price or dealer's margin. Trading assets are held at fair value and unrealised gains and losses are accounted for as non-interest income in the income statement.

6.2.1 Derivative instruments and hedging

Financial future contracts, options, forward rate agreements and interest rate swap agreements are stated at fair value. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow and option pricing models.

The Group also uses derivative instruments as part of its asset and liability management activities to hedge exposures to interest rate, foreign currency and credit risks. The Group applies either fair value or cash flow hedge accounting when transactions meet the criteria as set out in AC 133.

At the time a financial instrument is designated as a hedge, the Group documents the relationship between the hedging instruments and the hedged items, including its risk management objectives and its strategy in undertaking the hedge transaction, together with the methods that will be used to assess the hedge effectiveness. The Group assesses on an ongoing basis whether the hedge has been "highly effective" (between 80% and 125%) in offsetting fair value changes or the cash flows of hedged items. Hedge accounting is discontinued when a derivative is not highly effective as a hedge, or is sold, terminated or exercised. The same applies if the hedged item is sold or repaid.

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement. Changes in fair value of the hedged item are reflected as an adjustment to the carrying value of the hedged item, which is also recognised in the income statement.

Gains or losses arising from fair value adjustments associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in shareholders' equity. When the cash flows that the derivative is hedging materialise, resulting in income or expense, then the associated gain or loss on the hedging instrument is simultaneously transferred from shareholders' equity to the corresponding line in the income statement. If a cash flow hedge is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in shareholders' equity remains in shareholders' equity until the committed or forecast transaction occurs, at which time it is transferred to the income statement.

Derivatives not qualifying for hedge accounting in terms of AC 133 are fair valued, with gains and losses reflected in the income statement. Where appropriate, the underlying hedged items of such non-qualifying hedges have been designated as trading instruments ("fair value election") and carried at fair value. Unrealised gains and losses are also reflected in the income statement to ensure matching of fair value adjustments to the hedging derivative and hedged item.

A derivative may be embedded in a host contract. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if and only if: the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative meets the definition of a derivative.

6.2.2 Available-for-sale assets

Unrealised gains and losses, net of applicable taxes, on available-for-sale assets are recognised in shareholders' equity until such assets are sold or otherwise disposed of, or until such assets are considered to be impaired. On disposal of such assets, the accumulated unrealised gain or loss previously included in shareholders' equity is transferred to the income statement. If available-for-sale assets are considered to be impaired, the cumulative unrealised loss previously recognised in shareholders' equity is included in the income statement.

6.2.3 Loans originated by the Group

Loans originated by the Group include loans where money is provided directly to the borrower, other than those originated with the intent to be sold in the short term, which are recorded as trading assets. Purchased loans are classified either as "held-to-maturity", "available-for-sale" or "fair value election" assets.

Originated loans are initially recorded at cost, which is the fair value of the cash given to originate the loan, including any transaction costs, and are subsequently measured at amortised cost using the effective interest rate method. Fees relating to loan originations are deferred and amortised to interest income over the estimated duration of the loan.

6.2.4 Impairment of advances

Advances are stated net of specific and portfolio impairments. An impairment of advances is made if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms. Advances are subjected to regular evaluations that take cognisance of, *inter alia*, past experience, economic climate, the customer's overall risk profile and payment record and the realisable value of any collateral. Where applicable, specific impairments are determined by systems based on predetermined criteria.

Impairment is measured and allowances for credit losses are established for the difference between the carrying amount of advances and its estimated recoverable amount. The estimated recoverable amount is the present value of expected future cash flows which may result from restructuring, liquidation or collateral held.

Upon impairment, the accrual of interest income on the original terms of the claim is discontinued, but the increase of the present value of impaired loans owing to the passage of time is reported as interest income.

Loans and advances portfolios are also regularly evaluated for impairment. To the extent that the Group is of the opinion the credit premium included in the pricing of loans and advances is not sufficient to compensate for future losses inherent in the performing advances portfolio, or that insufficient data exists to reliably determine such credit losses, a portfolio impairment is created.

All impaired loans and advances are reviewed on a regular basis and any changes to the amount and timing of the expected future cash flows compared with previous estimates will result in a change to the charge for impairment of advances in the income statement. Changes in interest rates will also result in changes to the impairment of advances charge in respect of impaired variable rate loans.

To the extent that the portfolio impairments created by the banking operations of the Group are insufficient to meet the minimum regulatory general provision, such shortfall is accommodated by a transfer of the applicable after-tax amount from distributable to non-distributable reserves.

6.3 Fair value

The determination of fair values of equity investments is generally based on quoted market prices. For non-quoted equity investments, the fair value is determined by applying recognised valuation techniques. Standard methods applied are based on discounted expected cash flows or multiples of earnings observed in the market for comparable companies.

The determination of fair values of financial instruments is generally based on quoted market prices in active markets, dealer price quotations or discounted expected cash flows.

7 INVESTMENT PROPERTIES

Investment properties are stated at cost. Cost is written down for impairment where considered necessary.

8 FOREIGN CURRENCIES

8.1 Foreign currency translations

All foreign businesses are treated as independent foreign entities for accounting purposes.

The assets and liabilities of foreign subsidiary companies are translated at the middle closing exchange rates ruling at year-end. Income statement items in respect of foreign entities are translated at the appropriate weighted average exchange rate for the year. Gains and losses arising on translation are transferred to non-distributable reserves.

8.2 Foreign currency transactions

Monetary items denominated in foreign currencies are translated at the middle closing exchange rates ruling at year-end and unrealised differences on translation are recognised in the income statement in the period in which they arise.

Foreign currency transactions are recorded at the middle closing exchange rate ruling at the date of the transaction.

9 REPURCHASE AGREEMENTS

Where the Group sells investments from its investment portfolio, agrees to repurchase these at future dates and the risk of ownership remains with the Group, the considerations received are included under deposits and current accounts. The investments are shown on the balance sheet and valued according to the Group's policy regarding that category of investments.

The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repurchase agreements.

Conversely, where investments are purchased subject to commitments to resell these at future dates and the risk of ownership does not pass to the Group, the considerations paid are included under advances and not under investments.

10 OFFSETTING

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

11 PROPERTY AND EQUIPMENT

Property and equipment is shown at cost less accumulated depreciation.

Property under construction is stated at cost. Cost includes the cost of the land and construction costs to date. Borrowing costs during construction are expensed in the period incurred.

All property and equipment, other than land, is depreciated on the straight-line basis over its expected economic life.

The rates used to amortise assets are as follows:

Freehold buildings	3,3%
Computer equipment and systems	20,0%
Furniture	10,0%
Other equipment	15,0%
Motor vehicles	25,0%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount.

12 CASH AND SHORT-TERM ASSETS

Cash and short-term assets consist of cash, balances with central banks and balances with other banks.

13 INTANGIBLE ASSETS

13.1 Computer software development costs

Costs associated with developing computer software programmes are recognised as an expense as incurred. Costs that are clearly associated with an identifiable and unique product, which will be controlled by the Group and have probable benefit exceeding the cost beyond one year, are recognised as an intangible asset.

Computer software development costs recognised as assets are amortised using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Costs associated with the maintenance of existing computer software programmes and modifications are expensed as incurred.

13.2 Other intangible assets

Expenditure on acquired trademarks and licences is capitalised and amortised using the straight-line method over their useful lives, not exceeding a period of five years. Intangible assets are not revalued. The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where considered necessary.

Expenditure on the development of the Absa brand is expensed as incurred.

14 INSTALMENT CREDIT AGREEMENTS

Leases, instalment credit and rental agreements are regarded as financing transactions, and rentals and instalments receivable thereunder, less unearned finance charges, are included under advances. Finance charges earned are computed at the effective rates of interest inherent in the contracts and are brought to income in proportion to balances outstanding.

15 PROPERTIES IN POSSESSION

Unsold properties in possession are included under advances and are valued at the lower of cost and net realisable value. Costs include the outstanding balance on repossession, capitalised interest and other charges related to the repossession. Maintenance costs are expensed in the period incurred.

16 PROVISIONS

Provisions are recognised when the Group has a present constructive or legal obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

17 DEFERRED TAXATION

Deferred income tax is provided on the comprehensive basis, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Under this method, the Group is required to make provision for deferred taxes on the revaluation of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of net assets acquired and their tax base. Provision for tax, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

The principal temporary differences arise from depreciation on equipment, revaluation of certain non-current assets, provisions for employee benefits and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

18 POST-RETIREMENT BENEFITS

The Group makes provision for post-retirement benefits to eligible employees and pensioners, the cost of which is assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Contributions to the defined contribution and defined benefit structures of the Absa Group Pension Fund are expensed as incurred.

Only employees who retired prior to 1 April 1996 are eligible for post-retirement medical aid benefits from the Group. Future commitments in this regard have been provided for in the Absa Group Pension Fund.

19 CONTINGENCIES AND COMMITMENTS

Transactions are classified as contingencies where the Group's obligations depend on uncertain future events and principally consist of third party obligations underwritten by banking subsidiaries.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

20 MANAGED FUNDS AND TRUST ACTIVITIES

Where Group companies operate unit trusts, hold and invest funds on behalf of customers and act as trustees in any fiduciary capacity, the assets and liabilities representing these activities are not reflected on the balance sheet.

21 RELATED PARTY TRANSACTIONS

Absa Group Limited does not have one single controlling shareholder.

All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included on page 106 of this annual report. Details of loans to and from subsidiaries and associated companies are also provided.

There were no material contracts with directors or officers other than those disclosed in the directors' report on page 36.

22 REPURCHASE OF ISSUED SHARES

When issued shares are repurchased, the consideration paid is accounted for as deductions from share capital (par value of shares) and share premium (the remainder of the purchase price including directly attributable costs). These repurchased shares are then cancelled by the issuing company.

23 TREASURY SHARES

Shares purchased by wholly owned Group companies in their holding company are classified as treasury shares and held at cost. On consolidation, the par value of the treasury shares is deducted from share capital, while the remainder of the cost price is deducted from share premium. Treasury shares are deducted from the issued and weighted average number of shares on consolidation.

Dividends received on treasury shares are eliminated on consolidation.

24 SCRIP LENDING

The Group does not account for scrip lending transactions on its balance sheet, as the risk and benefits of ownership of these assets and liabilities never transfer to the Group.

The fees earned for the administration of scrip lending transactions are accounted for on an accrual basis in the period in which the service is rendered.

25 SEGMENTAL REPORTING

The Group is structured into the following main operating segments: personal banking, commercial banking, wholesale banking, financial services and other activities.

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. Secondary segmental reporting is based on the geographical location of the business.

26 CHANGES IN ACCOUNTING POLICIES

In the course of the financial year under review, Absa Group changed its accounting policy regarding the recognition and measurement of financial instruments in accordance with AC 133.

The Group adopted the new accounting statement AC 133 – Financial Instruments: Recognition and Measurement on 1 April 2003. This accounting standard, together with its international equivalent (IAS 39), is still subject to various improvement projects and is likely to evolve further.

AC 133 is a prospective accounting statement and does not provide for the restatement of historical figures. Instead, on adoption date, opening balances are restated to reflect the adjustments arising from the statement. Accordingly, the results for the year ended 31 March 2004 are not meaningfully comparable to those of the previous year.

AC 133 will increase the volatility of reported results and it is important for shareholders to evaluate the impact of the statement as part of their investment decisions. The pre- and post-AC 133 information provided should facilitate such evaluation and clarify to what extent such adjustments are sustainable.

AC 133's main areas of impact

The opening balance adjustment and impact on the results for the year are set out on pages 56 and 57.

Fair value accounting – The statement introduces fair value accounting to certain classes of assets and liabilities. Financial assets and liabilities need to be classified in prescribed categories and measured accordingly. The asset categories are:

Originated loans – The majority of loans and advances of the Group are allocated here (refer to page 61). The only exceptions are selected structured finance loans as well as advances acquired from third parties. As was the case prior to adopting AC 133, assets in this category are held at amortised cost.

Held-to-maturity assets – Assets with a fixed maturity date and for which the Group has the ability and intent to hold until maturity date. As the sale of these assets before maturity date results in the tainting of the entire portfolio, this category is generally limited to short-dated (six months and less) securities held for statutory liquid asset purposes. Held-to-maturity assets are stated at amortised cost, which is consistent with the pre-AC 133 policy.

Trading assets – Assets to be traded with a short-term profit motive. These assets are reflected at fair value with changes in fair values accounted for in the income statement. The statement also allows any other financial asset to be designated as "held for trading", even if the intention is not to trade such asset for short-term gain purposes. Absa elected to make a clear distinction between trading assets and assets designated as "held for trading", with the latter referred to as "fair value election" assets. Trading assets are typically utilised as part of the treasury trading portfolio and have always been fair valued. "Fair value election" assets include the equities held as part of the investment banking and insurance portfolios, as well as securities held for hedging purposes.

Available-for-sale assets – This category represents assets not suited to be classified in any of the other three categories. Such assets must be fair valued and AC 133 allows a one-off choice between accounting for the unrealised changes in fair value in the income statement or directly in the statement of changes in equity. Absa elected the latter option. On realisation, such gains or losses have to be accounted for in the income statement, but must be excluded from headline earnings. For this reason Absa has generally limited this category to long-term strategic equity investments and longer-dated securities held for regulatory liquid asset purposes.

Hedge accounting – AC 133 sets out onerous requirements to be met before hedge accounting can be applied. A significant percentage of the Group's interest rate hedges do not meet these requirements and in terms of the statement this results in derivatives having to be fair valued and the underlying assets and liabilities held at cost. As a consequence, a mismatch in the recognition of income arises and the original aim of the hedge is not achieved. During the period under review, cash flow hedge accounting was applied in respect of qualifying hedges and fair value gains of R95 million are reflected in the statement of changes in equity. The statement also allows any asset or liability to be designated as "held for trading". Absa utilised this to improve matching and designated fixed deposits as "held for trading", resulting in fair value losses approximating the fair value gains arising from non-qualifying interest rate hedges. The main aim of these hedges is to protect the Group's margin against the timing difference between the repricing of assets and liabilities during declining interest rate cycles.

Initial recognition adjustments

Low interest rate loans – The low interest rate loan of R237 million to the share incentive trust was the only significant loan affected and resulted in an opening balance adjustment of R97 million. Following the consolidation of the share incentive trust, this amount has been eliminated in the Group's statement of changes in equity.

Transaction costs – AC 133 requires transaction costs, including home loan origination expenses, to be capitalised and amortised over the period of the loan. Absa previously expensed those costs during the year incurred. This change in policy will result in a lower charge to the income statement over the next few years (the benefit will decline on an annual basis).

Credit impairments

Specific impairments – The statement introduces the time value of money concept in determining the level of impairments. Previously, provisions were based on the difference between the carrying value of non-performing loans and advances and the total of future expected cash flows. The impairment required by AC 133 is the difference between the carrying value and the present value of the total future expected cash flows. The present value is calculated using the effective interest rate of the loan which, in the case of variable rate loans, will be adjusted on each reporting date in line with changes in interest rates. The impact of the present value calculation is significant in respect of the home loan and property in possession portfolios owing to the relatively long period required from taking possession of the asset (security) to resale.

The present value discount adjustment unwinds in the income statement (on the net interest line) over the period of cash collection, resulting in an increase in the impairment of the advances charge as well as higher interest income. During the year under review, the lower interest rates at 31 March 2004 resulted in the present value discount on non-performing loans being lower than the opening balance adjustment on 1 April 2003 (refer to page 63). The benefit of R166 million resulted from interest rate movements during the current year.

Portfolio impairments *(general provisions)* – Prior to AC 133, the general provision was based on the percentages prescribed by the South African Reserve Bank. AC 133 requires a cash flow valuation technique and only allows a portfolio impairment if the present value of future cash flows on the performing book is lower than the general expectation at the time of loan origination. In accordance with this technique, R644 million of the general provision held at 31 March 2003 was reversed. A regulatory general credit risk reserve has been created to meet any regulatory requirement in excess of the accounting portfolio impairment held. The Group utilised sophisticated modelling and forecasting techniques in determining the required portfolio impairment. These will be refined as additional historical information becomes available and any future movement in this impairment will be separately disclosed.

Notes to the financial statements

AT 1 APRIL 2003

	GROUP				
	Regulatory general credit risk reserve Rm	**Available-for-sale assets Rm**	**Non-distributable reserve Rm**	**Retained earnings Rm**	**Total**
1. CHANGES IN ACCOUNTING POLICIES					
The effect of these changes are as follows:					
AC 133 opening balance adjustment					
Fair value adjustment in respect of interest rate hedges	–	–	–	(450)	**(450)**
Fair value adjustment in respect of equity portfolios	–	(83)	–	(22)	**(105)**
Fair value adjustment in respect of other financial instruments	–	(17)	–	(70)	**(87)**
Present value adjustment to low interest rate loans	–	–	–	(97)	**(97)**
Initial recognition of transaction costs	–	–	–	234	**234**
Present value adjustment for specific loan impairments	–	–	–	(1 065)	**(1 065)**
Taxation	–	22	–	439	**461**
	–	(78)	–	(1 031)	**(1 109)**
Reversal of portfolio (general) impairment no longer required	–	–	–	644	**644**
Taxation on portfolio impairment	–	–	–	(193)	**(193)**
Transfer to regulatory general credit risk reserve	451	–	–	(451)	–
Transfer of NDR in respect of insurance equity investments	–	–	134	(134)	–
	451	**(78)**	**134**	**(1 165)**	**(658)**

	GROUP		
	Post-AC 133 Rm	Pre-AC 133 Rm	AC 133 Impact Rm
1. CHANGES IN ACCOUNTING POLICIES *(continued)*			
AC 133 impact on current year income statement			
Net interest income	9 718	9 320	398
Impairment of advances	(1 900)	(1 741)	(159)
Non-interest income	10 753	10 334	419
Operating income	18 571	17 913	658
Operating expenditure	(11 679)	(11 679)	–
Indirect taxation	(672)	(672)	–
Impairment charge	(116)	(116)	–
Net income from operations	6 104	5 446	658
Share of associated companies' income	119	119	–
Net income before taxation	6 223	5 565	658
Taxation	(1 627)	(1 411)	(216)
Net income after taxation	4 596	4 154	442
Minority shareholders' interest	(91)	(91)	–
Net income attributable to shareholders	4 505	4 063	442
Headline earnings	4 447	4 155	292

In terms of the requirements of AC 133, the statement has been applied on a prospective basis, and consequently the effect on the 2003 income statement has not been reflected.

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
2. CASH AND SHORT-TERM ASSETS			
Coin and bank notes	**3 165**	2 679	2 323
Money on call	**6 056**	5 784	5 876
Balances with South African Reserve Bank	**4 286**	3 652	2 957
Balances with other central banks	**561**	502	532
	14 068	12 617	11 688
3. MONEY MARKET ASSETS			
Landbank bills	**543**	—	—
Treasury bills	**47**	922	1 003
Promissory notes	**549**	89	57
Bank acceptances	**944**	1 791	1 611
NCDs	**1 123**	1 432	1 176
Other	**482**	850	1 386
	3 688	5 084	5 233
Market value	**3 688**	5 065	5 170
Portfolio analysis			
Held-to-maturity – at cost	**1 043**		
Trading portfolio	**1 038**		
at cost	**1 035**		
fair value adjustment	**3**		
Fair value election	**1 607**		
at cost	**1 615**		
fair value adjustment	**(8)**		
	3 688		

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
4. CAPITAL MARKET ASSETS			
Government and government guaranteed	**4 801**	5 428	4 777
Public sector securities	**1 765**	2 002	1 903
Corporate and other securities	**2 595**	3 041	3 415
Book value	**9 161**	10 471	10 095
Market value	**9 161**	10 700	10 045
Maturity analysis			
Within 1 year	**2 431**	1 029	3 254
From 1 year to 3 years	**2 964**	4 421	1 909
More than 3 years	**3 766**	5 021	4 932
	9 161	10 471	10 095
Portfolio analysis			
Held-to-maturity – at cost	**393**		
Trading portfolio	**837**		
at cost	**828**		
fair value adjustment	**9**		
Fair value election	**7 931**		
at cost	**7 746**		
fair value adjustment	**185**		
	9 161		
Investment portfolio	**n/a**	10 072	9 530
listed	**n/a**	4 556	3 614
unlisted	**n/a**	5 516	5 916
Trading portfolio	**n/a**	399	565
listed	**n/a**	399	565
	n/a	10 471	10 095
Geographical analysis			
South Africa	**4 791**	4 662	4 145
Europe	**2 905**	4 647	4 756
Other African countries	**713**	971	656
Asia	**227**	133	502
Other	**525**	58	36
	9 161	10 471	10 095

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
5. STATUTORY LIQUID ASSET PORTFOLIO			
RSA – Government stock	**6 400**	6 314	7 444
Treasury bills	**5 442**	5 874	5 297
Landbank bills	**756**	782	936
Book value	**12 598**	12 970	13 677
Market value	**12 698**	12 953	13 177
Maturity analysis			
Within 1 year	**6 788**	6 808	8 013
From 1 year to 3 years	**565**	3 562	2 795
More than 3 years	**5 245**	2 600	2 869
	12 598	12 970	13 677
Portfolio analysis			
Held-to-maturity – at cost	**6 354**		
Available-for-sale	**4 793**		
at cost	**4 872**		
fair value adjustment	**(79)**		
Fair value election	**1 451**		
at cost	**1 472**		
fair value adjustment	**(21)**		
	12 598		
Investment portfolio			
listed	**6 400**	6 314	7 444
unlisted	**6 198**	6 656	6 233
	12 598	12 970	13 677
Geographical analysis			
South Africa	**12 598**	12 970	13 677
	12 598	12 970	13 677
Included above are the following encumbered assets	**3 183**	3 108	4 741

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
6. ADVANCES			
Accrued interest	**1 194**	1 586	1 207
Loans granted under resale agreements*	**4 814**	—	—
Securitised corporate loans	**3 773**	—	—
Corporate overdrafts	**2 067**	4 801	4 580
Foreign currency loans	**16 101**	23 701	23 860
Instalment finance	**36 260**	29 042	24 968
Gross advances	***41 610***	*35 053*	*29 639*
Unearned finance charges	**(5 350)**	(6 011)	(4 671)
Micro loans	**2 722**	3 400	4 337
Mortgages	**104 822**	90 603	80 546
Originators' costs capitalised**	**288**	—	—
Other	**7 493**	7 409	5 367
Overnight finance	**2 600**	5 132	3 655
Personal loans	**9 614**	10 691	10 057
Preference shares	**5 762**	3 552	2 598
Properties in possession	**490**	605	840
Retail overdrafts and credit cards	**16 715**	16 676	16 807
Specialised and project finance	**15 138**	10 196	12 765
Fair value adjustments	**245**	—	—
Mortgages	**121**	—	—
Other	**11**	—	—
Specialised and project finance	**113**	—	—
	230 098	207 394	191 587
Impairments of advances (refer to note 7)	**(7 703)**	(8 097)	(7 727)
	222 395	199 297	183 860
Portfolio analysis			
Originated loans	**217 057**		
Available-for-sale	**2 757**		
at cost	**2 757**		
fair value adjustment	**—**		
Fair value election	**10 284**		
at cost	**10 039**		
fair value adjustment	**245**		
	230 098		

**Previously disclosed in note 30 as unsettled transactions.*
***Recognition of transaction costs in terms of AC 133.*

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
6. ADVANCES *(continued)*			
Sectoral analysis			
Agriculture	**7 688**	8 308	7 455
Construction and property	**5 085**	4 418	4 220
Consumer	**132 655**	106 959	99 484
Electricity	**820**	820	1 428
Finance	**32 430**	39 020	32 451
Government	**91**	75	625
Manufacturing	**12 819**	10 507	12 887
Mining	**4 712**	2 890	3 637
Services	**11 285**	15 123	13 581
Transport	**3 825**	3 629	2 372
Wholesale	**9 704**	10 123	7 820
Other	**8 984**	5 522	5 627
	230 098	207 394	191 587
Maturity analysis			
On demand	**32 381**	25 940	27 439
Within 1 year	**36 574**	38 638	38 533
From 1 year to 5 years	**61 793**	50 211	45 383
More than 5 years	**99 350**	92 605	80 232
	230 098	207 394	191 587
Geographical analysis			
South Africa	**217 612**	190 755	175 610
Europe	**6 262**	9 661	7 846
Asia	**2 342**	2 739	3 947
Other African countries	**2 499**	2 973	2 630
Americas	**1 003**	1 136	1 096
Australia	**380**	130	458
	230 098	207 394	191 587

The maturity analysis is based on the remaining period from year-end to contractual maturity.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
7. IMPAIRMENT OF ADVANCES			
Balance at the beginning of the year	**8 097**	7 727	4 674
AC 133 opening balance adjustment (refer to note 1)	**421**	—	—
Specific impairments	**1 065**	—	—
Reversal of general impairments	**(644)**	—	—
Exchange differences	**(116)**	(154)	123
Acquisitions	**79**	81	—
Specific impairments	**76**	72	—
Portfolio impairments	**3**	9	—
Amounts written off during the year	**(2 890)**	(1 636)	(1 217)
	5 591	6 018	3 580
Impairments raised during the year	**2 112**	2 079	4 147
Balance at the end of the year	**7 703**	8 097	7 727
Comprising			
Specific impairments	**6 642**	6 508	6 151
Non-performing loans	**5 332**	6 508	6 151
Other impaired loans	**388**	—	—
Net present value adjustment	**922**	—	—
Portfolio impairments	**1 061**	1 589	1 576
	7 703	8 097	7 727
Income statement charge			
Net impairments raised during the year	**2 112**	2 079	4 147
Specific impairments*	**1 792**	2 041	3 981
Specific impairments – net present value adjustment	**196**	—	—
Portfolio impairments	**124**	38	166
Recoveries of advances previously written off	**(212)**	(122)	(105)
Charge to the income statement	**1 900**	1 957	4 042

**Includes an amount of R1 780 million for UniFer in 2002.*

	GROUP				
	As % of advances	Outstanding balance Rm	Security and recoveries Rm	Net exposure Rm	Impairments raised* Rm
8. NON-PERFORMING ADVANCES					
2004					
Personal loans	3,5	334	126	208	208
Retail overdrafts and credit cards	5,5	1 026	162	864	864
Foreign currency loans	3,5	565	173	392	392
Instalment finance	0.9	342	83	259	259
Mortgages	2,8	2 913	2 229	684	684
Micro loans	88,6	2 411	468	1 943	1 943
Other	3,2	1 097	115	982	982
	3,8	8 688	3 356	5 332	5 332
Sectoral analysis					
Agriculture	3,1	242	151	91	91
Construction and property	23,1	1 175	413	762	762
Consumer	3,7	4 857	2 031	2 826	2 826
Electricity	5,1	42	4	38	38
Finance	0,9	288	146	142	142
Manufacturing	2,4	309	59	250	250
Mining	0,3	12	7	5	5
Services	6,2	696	322	374	374
Transport	0,6	22	6	16	16
Wholesale	5,2	504	132	372	372
Other	6,0	541	85	456	456
	3,8	8 688	3 356	5 332	5 332

* *Impairments raised do not include the net present value adjustment on future cash flows as required by AC 133.*

	GROUP				
	As % of advances	Outstanding balance Rm	Security and recoveries Rm	Net exposure Rm	Impairments raised Rm
8. NON-PERFORMING ADVANCES *(continued)*					
2003					
Personal loans	5,6	601	263	338	364
Retail overdrafts and credit cards	7,8	1 671	462	1 209	1 250
Foreign currency loans	2,6	627	172	455	460
Instalment finance	1,7	505	114	391	392
Mortgages	4,3	3 908	3 042	866	924
Micro loans	57,9	1 969	–	1 969	1 969
Other	4,7	1 305	398	907	1 149
	5,1	10 586	4 451	6 135	6 508
Sectoral analysis					
Agriculture	4,1	340	169	171	174
Construction and property	30,2	1 334	869	465	466
Consumer	5,0	5 371	2 064	3 307	3 380
Electricity	6,3	52	2	50	47
Finance	1,4	562	213	349	346
Manufacturing	4,6	487	169	318	338
Mining	0,4	13	7	6	4
Services	6,3	955	554	401	407
Transport	1,4	51	18	33	35
Wholesale	8,3	839	183	656	692
Other	10,5	582	203	379	619
	5,1	10 586	4 451	6 135	6 508

	GROUP				
	As % of advances	Outstanding balance Rm	Security and recoveries Rm	Net exposure Rm	Impairments raised Rm
8. NON-PERFORMING ADVANCES *(continued)*					
2002					
Personal loans	6,5	658	200	458	472
Retail overdrafts and credit cards	9,3	1 979	649	1 330	1 379
Foreign currency loans	0,2	47	40	7	12
Instalment finance	2,3	563	183	380	380
Mortgages	4,0	3 233	2 443	790	773
Micro loans	48,8	2 117	19	2 098	2 099
Other	5,6	1 374	368	1 006	1 036
	5,2	9 971	3 902	6 069	6 151
Sectoral analysis					
Agriculture	5,1	380	228	152	191
Construction and property	7,6	323	128	195	199
Consumer	5,7	5 677	2 168	3 509	3 510
Electricity	5,3	76	4	72	41
Finance	2,5	807	266	541	543
Manufacturing	5,5	706	228	478	472
Mining	0,3	12	5	7	6
Services	6,9	941	400	541	540
Transport	2,6	61	62	(1)	45
Wholesale	9,3	727	278	449	452
Other	4,6	261	135	126	152
	5,2	9 971	3 902	6 069	6 151

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
9. OTHER ASSETS			
Accounts receivable	**5 063**	5 738	4 090
Trading assets (refer note 30.5)	**27 934****	13 469**	8 606
Hedging assets	**333**	—	—
Properties held for sale	**675**	143	190
Accrued interest and dividends	**108**	116	79
Taxation	**28**	15	53
	34 141	19 481	13 018

***Previously, netting was applied where ISDA netting agreements were in place. In respect of 2004, netting was applied only where a legally enforceable right to set-off exists and there is an intention to settle on a net basis or to settle on the same day. The full disclosure of unrealised gains/losses on derivatives is set out in note 30.*

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
10. INVESTMENTS			
At carrying value			
Listed			
Ordinary and preference shares	**4 206**	2 134	2 519
Unlisted	**1 586**	1 372	880
Ordinary and preference shares	**1 571**	1 372	880
Fixed property investments	**15**	—	—
Total carrying value	**5 792**	3 506	3 399
At market value and directors' valuation			
Market value of listed investments	**4 206**	2 067	2 560
Directors' valuation of unlisted investments	**1 586**	1 370	908
Total market value and directors' valuation	**5 792**	3 437	3 468
Portfolio analysis			
Available-for-sale	**102**		
at cost	**38**		
fair value adjustment	**64**		
Trading	**337**		
at cost	**333**		
fair value adjustment	**4**		
Fair value election	**5 353**		
at cost	**5 245**		
fair value adjustment	**108**		
	5 792		
Investment portfolio	**n/a**	3 227	3 379
Trading portfolio	**n/a**	279	20
	n/a	3 506	3 399

Details regarding investments required in terms of the Companies Act of South Africa are kept at each companys registered office. This information will be made available to shareholders upon written request.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
11. SUBSIDIARY COMPANIES			
Shares at cost	—	—	131

In the 2002 financial year, the results of Banco Austral, Sarl, in Mozambique, which was acquired with effect from 1 January 2002, were not consolidated as the financial statements had not been finalised.

	2004 Rm	2003 Rm	2002 Rm
12. ASSOCIATED COMPANIES			
Shares at book value	**234**	147	180
Opening balances	**147**	180	166
Acquisitions	**135**	7	14
Impairment charge	**(48)**	(40)	—
Loans to associated companies	**7**	8	18
Total loan exposure to associated companies	**4 781**	2 232	2 130
Less: Amounts included in advances	**4 774**	2 224	2 112
Share of post-acquisition reserves	**383**	295	244
Share of current year's income before taxation	**135**	111	117
Dividends received	**(16)**	(19)	(17)
Amount as per income statement	**119**	92	100
Taxation (refer to note 17.2)	**(34)**	(25)	(24)
Share of attributable income after dividends	**85**	67	76
Impairment charge	—	—	(5)
Realisation on disposal of associated company	**7**	(2)	—
Transfer to non-distributable reserves	**92**	65	71
Currency translation movements	**(4)**	(14)	25
Share of reserves at the beginning of the year	**295**	244	148
Carrying value	**624**	450	442
Market value of listed shares	**154**	39	6
Directors' valuation of unlisted shares and loans	**729**	613	604
	883	652	610

	2004 Rm	2003 Rm	2002 Rm	2004 Rm	2003 Rm	2002 Rm
	GROUP					

12. ASSOCIATED COMPANIES *(continued)*

Summarised financial information of significant associated companies.

	Conbros Limited			FFS Finance South Africa (Propietary) Limited		
Carrying value	**35**	32	30	**143**	119	95
Balance sheet						
Non-current assets	**31**	43	72	**—**	—	—
Current assets	**23**	17	59	**4 785**	4 097	3 461
Non-current liabilities	**10**	7	32	**11**	14	16
Current liabilities	**12**	16	55	**4 485**	3 846	3 255
Equity	**32**	37	44	**289**	237	190
Income statement						
Attributable income	**3**	2	—	**24**	24	18
Loans to/(from) associated companies	**(26)**	(32)	(42)	**3 868**	1 492	1 497

	Capricorn Investment Holdings Limited*			Commercial Bank of Zimbabwe Limited (CBZ)**		
Carrying value	**205**	164	135	**—**	39	39
Balance sheet						
Non-current assets	**244**	102	239	**64**	335	235
Current assets	**4 230**	3 647	3 411	**571**	10 603	6 974
Non-current liabilities	**—**	—	—	**—**	—	47
Current liabilities	**3 866**	3 396	3 248	**574**	10 106	6 653
Equity	**608**	353	402	**61**	832	509
Income statement						
Attributable income	**31**	29	31	**—**	—	—
Loans to associated companies	**—**	—	—	**—**	—	—

	Revesco Holdings (Proprietary) Limited			Meeg Bank Holdings Limited		
Carrying value	**5**	8	31	**—**	17	53
Balance sheet						
Non-current assets	**24**	35	34	**—**	30	31
Current assets	**57**	70	76	**—**	—	(2)
Non-current liabilities	**5**	6	6	**—**	53	55
Current liabilities	**83**	73	75	**—**	3	1
Equity	**(7)**	26	29	**—**	(26)	(27)
Income statement						
Attributable income	**—**	—	—	**—**	(7)	—
Loans to associated companies	**7**	—	—	**—**	—	13

**Capricorn Investment Holdings Limited was previously known as Bank Windhoek Holdings Limited.*

***The investment was impaired in the current financial year. Income is not recognised from CBZ owing to the fact that the company operates in a hyper inflationary environment and no cash dividend was received in South Africa.*

12. ASSOCIATED COMPANIES *(continued)*

Summarised financial information of significant assocated companies.

	GROUP					
	2004 Rm	2003 Rm	2002 Rm	**2004 Rm**	2003 Rm	2002 Rm
	Stonehage Financial Services Holdings Limited			**Global Access Telecommunication South Africa (Proprietary) Limited**		
Carrying value	**71**	61	59	**—**	7	—
Balance sheet						
Non-current assets	**57**	74	83	**—**	21	20
Current assets	**162**	135	156	**—**	12	13
Non-current liabilities	**—**	14	24	**—**	20	19
Current liabilities	**77**	78	103	**—**	8	6
Equity	**142**	117	112	**—**	5	8
Income statement						
Attributable income	**9**	16	27	**—**	—	—
Loans to associated companies	**—**	8	5	**—**	—	2
	MAN Financial Services (South Africa) (Proprietary) Limited			**AVAF Joint Ventures**		
Carrying value	**14**	3	—	**1**	—	—
Balance sheet						
Non-current assets	**—**	—	—	**—**	545	859
Current assets	**836**	415	—	**261**	321	111
Non-current liabilities	**6**	23	—	**255**	569	846
Current liabilities	**802**	385	—	**2**	297	126
Equity	**28**	7	—	**4**	—	(2)
Income statement						
Attributable income	**11**	3	—	**1**	—	—
Loans to associated companies	**802**	384	—	**130**	380	655
	Sage Group Limited			**Total**		
Carrying value	**150**	—	—	**624**	450	442
Balance sheet						
Non-current assets	**7 511**	—	—	**7 931**	1 185	1 573
Current assets	**653**	—	—	**11 578**	19 317	14 259
Non-current liabilities	**7 499**	—	—	**7 786**	706	1 045
Current liabilities	**541**	—	—	**10 442**	18 208	13 522
Equity	**124**	—	—	**1 281**	1 588	1 265
Income statement						
Attributable income	**6**	—	—	**85**	67	76
Loans to associated companies	**—**	—	—	**4 781**	2 232	2 130

Balance sheets of associated companies are converted at the official ruling foreign currency exchange rate on 31 March.
Refer to page 106 for futher information regarding the associated companies.

	Freehold property Rm	Computer equipment and systems Rm	GROUP Furniture and other equipment Rm	Motor vehicles Rm	Total Rm
13. PROPERTY AND EQUIPMENT					
2004					
At cost	1 228	2 214	2 581	45	**6 068**
Accumulated depreciation	(396)	(1 309)	(1 732)	(34)	**(3 471)**
Carrying value	832	905	849	11	**2 597**
Movement in property and equipment					
Opening balance	828	862	907	16	**2 613**
Translation movements	(29)	(15)	(7)	(1)	**(52)**
Acquisitions	10	—	3	—	**13**
Additions	130	425	229	5	**789**
Disposals	(23)	(24)	(15)	(3)	**(65)**
Depreciation	(46)	(343)	(268)	(6)	**(663)**
Impairments	(38)	—	—	—	**(38)**
Closing balance	**832**	**905**	**849**	**11**	**2 597**
2003					
At cost	1 210	2 554	2 589	52	6 405
Accumulated depreciation	(382)	(1 692)	(1 682)	(36)	(3 792)
Carrying value	828	862	907	16	2 613
Movement in property and equipment					
Opening balance	808	738	990	16	2 552
Translation movements	—	(24)	(5)	(1)	(30)
Acquisitions	53	41	25	2	121
Additions	67	435	208	8	718
Disposals	(50)	(34)	(30)	(2)	(116)
Depreciation	(50)	(294)	(281)	(7)	(632)
Closing balance	828	862	907	16	2 613

	GROUP				
	Freehold property Rm	Computer equipment and systems Rm	Furniture and other equipment Rm	Motor vehicles Rm	Total Rm
13. PROPERTY AND EQUIPMENT *(continued)*					
2002					
At cost	1 090	2 363	2 553	41	6 047
Accumulated depreciation	(282)	(1 625)	(1 563)	(25)	(3 495)
Carrying value	808	738	990	16	2 552
Movement in property and equipment					
Opening balance	812	751	978	21	2 562
Translation movements	—	2	—	2	4
Additions	49	301	313	8	671
Disposals	(10)	(27)	(31)	(9)	(77)
Depreciation	(43)	(289)	(270)	(6)	(608)
Closing balance	808	738	990	16	2 552

Freehold property is valued every three years by both external and internal valuers, using the income yield method. The most recent valuation was performed on 31 December 2001 and the current surplus amounts to R246 million (2003: R226 million, 2002: R274 million).

In terms of the Companies Act, details regarding freehold property are kept at each company's registered office and this information will be made available to shareholders on written request.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
14. GOODWILL	**84**	132	16
At cost	**224**	223	65
Accumulated amortisation	**(140)**	(91)	(49)
Movements in goodwill	**84**	132	16
Opening balance	**132**	16	95
Disposals	—	—	(22)
Additions	**1**	212	119
Amortisation charge	**(49)**	(42)	(32)
Impairment charge	—	(54)	(144)
Goodwill comprises:			
Abvest Holdings Limited	—	3	6
MLS Bank Limited subsidiaries	**3**	3	4
National Bank of Commerce Limited – Tanzania	—	—	6
Banco Austral, Sarl – Mozambique	**21**	42	—
Absa Trading and Investment Solutions Holdings Limited (PSG)	**60**	84	—
	84	132	16

	2004 Rm	2003 Rm	2002 Rm
	GROUP		
15. INTANGIBLE ASSETS			
Computer software development costs	**50**	55	50
At cost	**654**	698	669
Accumulated amortisation	**(604)**	(643)	(619)
Movement in intangible assets			
Computer software development costs	**50**	55	50
Opening balance	**55**	50	69
Net additions	**10**	29	16
Amortisation charge	**(15)**	(24)	(34)
Impairment charge	**—**	—	(1)
16. DEPOSITS AND CURRENT ACCOUNTS			
Deposits from other banks	**20 471**	19 708	13 978
Deposits from central banks	**3 100**	4 121	4 940
Call deposits	**30 600**	20 005	27 278
Current accounts	**46 058**	41 339	43 127
Savings and transmission deposits	**16 726**	14 870	13 819
Negotiable certificates of deposit	**29 925**	39 949	23 404
Fixed and notice deposits	**51 468**	45 898	38 454
Foreign currency deposits	**22 838**	26 292	39 728
Credit card deposits	**2 198**	2 072	2 190
Accrued interest	**1 404**	2 608	1 927
Other deposits	**9 592**	5 194	4 921
	234 380	222 056	213 766
Held at cost	**220 927**	222 056	213 766
Held at fair value	**13 453**		
	234 380	222 056	213 766
Maturity analysis			
On demand	**119 047**	95 824	110 383
Within 1 month	**34 265**	36 618	27 287
From 1 month to 6 months	**54 299**	58 157	51 405
Between 6 months and 1 year	**14 918**	23 656	19 304
More than 1 year	**11 851**	7 801	5 387
	234 380	222 056	213 766

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
16. DEPOSITS AND CURRENT ACCOUNTS *(continued)*			
Geographical analysis			
South Africa	**213 002**	194 913	176 213
Europe	**13 712**	16 780	27 094
Asia	**2 662**	3 766	4 017
Other African countries	**4 190**	4 844	5 039
Americas	**814**	1 753	1 403
	234 380	222 056	213 766

The maturity analysis is based on the remaining period from year-end to contractual maturity.

17. TAXATION

17.1 Deferred taxation

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (2003: 30%, 2002: 30%).

The movement on the deferred income tax account is as follows:

	2004 Rm	2003 Rm	2002 Rm
Opening balance	**960**	969	1 804
As previously stated	**1 228**	969	1 804
AC 133 opening balance adjustment (refer note 1)	**(268)**	—	—
Deferred tax on net life income	**17**	(34)	21
Deferred tax on unrealised capital gains	**16**	(60)	—
Deferred tax raised on STC credits	**(6)**	—	—
Acquisition of subsidiaries	**(15)**	13	1
Income statement charge	**192**	421	(858)
Tax effect of translation and other differences	**—**	(81)	1
Closing balance	**1 164**	1 228	969

Deferred income tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and there is a legal right to offset at settlement.

The following amounts are disclosed in the balance sheet:

	2004 Rm	2003 Rm	2002 Rm
Deferred tax assets – normal	**(161)**	(223)	(445)
Deferred tax assets – STC	**(6)**	—	—
Deferred tax liabilities	**1 331**	1 451	1 414
	1 164	1 228	969

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
17. TAXATION *(continued)*			
Tax effect of temporary differences between tax and book value for:			
Accruals and provisions	**1 490**	1 356	1 200
Impairment of advances	**(221)**	(396)	(539)
Property allowances	**37**	147	129
Unrealised gains on investments	**(115)**	(87)	249
Tax losses	**(27)**	208	(70)
	1 164	1 228	969

Deferred income tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable.

Deferred income tax liabilities have not been established for withholding tax and other taxes that will be payable on the unremitted earnings of certain subsidiaries, as such amounts are assumed to be permanently reinvested.

	2004 Rm	2003 Rm	2002 Rm
17.2 Taxation – income statement charge			
South African normal – current year	**1 179**	425	1 015
South African normal – prior year	**55**	91	18
Deferred	**192**	421	(858)
Secondary tax on companies	**74**	52	77
Share of taxation of associated companies (refer note 12)	**34**	25	24
Foreign taxation	**93**	90	61
	1 627	1 104	337
17.3 Indirect taxation – income statement charge			
Payments to trusts	**228**	226	203
Value-added tax net of input credits	**353**	347	307
Regional Services Council levies	**69**	64	52
Stamp duty	**6**	42	48
Training levy	**16**	16	39
	672	695	649

	GROUP		
	2004	2003	2002
	%	%	%
17. TAXATION *(continued)*			
17.4 Rate of taxation	**30**	30	30
The rate of taxation has been reduced as a consequence of:			
Dividend income	**(2)**	(2)	(4)
Capital (gains)/losses on disposal of investments	**—**	(1)	3
Assessed tax losses	**—**	(1)	(1)
Other permanent differences	**(3)**	(3)	(11)
Secondary taxation on companies	**1**	1	4
Effective rate – taxation on income	**26**	24	21

	Rm	Rm	Rm
17.5 Taxation liability			
Normal taxation	**562**	327	740
Secondary tax on companies	**5**	—	—
	567	327	740

17.6 Future tax relief

The Group has estimated tax losses of R445 million (2003: R511 million, 2002: R214 million), of which R44 million (2003: R46 million, 2002: R51 million) has been applied to reduce the deferred tax balances. The above figures exclude tax losses of R388 million (2003: R718 million, 2002: R1 483 million) for which deferred tax assets have been raised (refer note 17.1).

Reconciliation of tax relief	**Rm**	Rm	Rm
Opening balance	**511**	214	226
Operating losses incurred	**249**	17	—
Deferred tax asset not raised	**—**	300	—
Operating losses utilised	**(312)**	(15)	(21)
Timing difference movement	**(3)**	(5)	9
Closing balance	**445**	511	214

17.7 Secondary tax on companies (STC)

The Group has accumulated STC credits of R203 million (2003: R155 million, 2002: R182 million) arising from dividends received and receivable that exceed dividends paid. The value of these credits amounts to R25 million (2003: R19 million, 2002: R23 million) and with effect from the current financial year has been accounted for as a deferred tax asset. STC payable *by the Group in respect of the dividend approved and declared subsequent* to 31 March 2004 (refer note 27) amounts to R41 million.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
18. OTHER LIABILITIES			
Trading liabilities (refer note 30.5)	**30 080***	12 050*	193
Hedging liabilities	**776**	—	—
Other creditors	**6 256**	5 745	6 241
	37 112	17 795	6 434
19. PROVISIONS			
Leave pay	**291**	240	231
Opening balance	**240**	231	201
Exchange difference	**(3)**	(1)	1
Acquisitions	**3**	1	—
Charge to income statement	**114**	51	107
Utilised during year	**(63)**	(42)	(78)
Staff bonuses and incentives	**509**	447	304
Opening balance	**447**	304	271
Exchange difference	**(3)**	(2)	7
Acquisitions	**1**	—	—
Charge to income statement	**482**	497	374
Utilised during year	**(418)**	(352)	(348)
Audit fees	**19**	15	15
Opening balance	**15**	15	14
Exchange difference	**(1)**	(2)	—
Additional provisions	**1**	—	(5)
Charge to income statement	**38**	36	32
Utilised during year	**(34)**	(34)	(26)
Provisions for claims and losses	**453**	379	369
Opening balance	**379**	369	421
Exchange difference	**(20)**	—	—
Charge to income statement	**165**	368	179
Utilised during year	**(71)**	(358)	(231)
	1 272	1 081	919

**Previously, netting was applied where ISDA netting agreements were in place. In respect of the 2004 financial year, netting was applied only where a legally enforceable right to set-off exists and there is an intention to settle on a net basis or to settle on the same day. The full disclosure of unrealised gains/losses on derivatives is set out in note 30.*

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
20. INSURANCE FUNDS			
Life assurance fund (refer note 20.1)	**3 781**	1 159	1 231
Short-term insurance fund	**334**	237	222
	4 115	1 396	1 453
20.1 Life assurance fund			
Opening balance	**1 159**	1 231	953
Adjustment to opening balance owing to inclusion of cell captives	**1 449**	—	—
Transfer from/(to) income statement for the year (refer note 25.4)	**1 173**	(72)	278
Balance at end of year	**3 781**	1 159	1 231

20.2 Embedded value

Details of the life assurance fund embedded value and value of new business are provided on page 113.

21. SUBORDINATED DEBT

The subordinated debt instruments listed below qualify as secondary capital in terms of the Banks Act, 1990.

		2004 Rm	2003 Rm	2002 Rm
21.1 Subordinated convertible loans		**138**	286	478
Interest rate	*Conversion date*			
13,95% effective	15 September 2003	**—**	46	138
12,95% effective	25 November 2003	**—**	29	68
16,60% effective	20 October 2005	**138**	211	272

The above loans are unsecured and are compulsorily convertible by Absa Group Limited into ordinary shares of Absa Bank Limited at the dates set out above.

			2004 Rm	2003 Rm	2002 Rm
21.2 Redeemable convertible cumulative preference shares			**29**	—	—
Preference dividend rate	*Redemption date*	*Number*			
5,0% fixed rate	12 March 2006	848 478	**29**	—	—

The dividends on the 5,0% fixed rate convertible cumulative preference shares are compounded and payable semi-annually on 31 March and 30 September. The shares were issued by Meeg Bank Limited on 12 March 2001 and the mandatory redemption date is 12 March 2006. The shares are convertible into ordinary shares at the option of the preference shareholders on redemption date.

				GROUP	
			2004 Rm	2003 Rm	2002 Rm

21. SUBORDINATED DEBT *(continued)*

			2004 Rm	2003 Rm	2002 Rm
21.3 Unsecured subordinated redeemable debentures			**1 050**	1 050	1 066
Interest rate	*Redemption date*	*Number*	**1 050**	1 050	1 050
15,70%	20 October 2004	300	**300**	300	300
14,65%	20 October 2005	200	**200**	200	200
14,45%	20 October 2005	300	**300**	300	300
17,90%	25 November 2005	250	**250**	250	250

The above debentures are redeemable in full on the dates noted above. Interest is paid semi-annually in arrear at the interest rates set out above.

Interest rate	*Redemption date*	*Number*	**—**	—	16
Prime linked	30 September 2003	16	—	—	16

The above debentures were redeemable prior to their original redemption date.

		2004 Rm	2003 Rm	2002 Rm
21.4 Subordinated callable notes		**5 850**	4 350	2 850
Interest rate	*Final maturity date*			
15,00%	1 March 2010	**1 250**	1 250	1 250
14,25%	22 March 2014	**3 100**	3 100	1 600
10,75%	26 March 2015	**1 100**	—	—
3-month JIBAR + 0,75%	26 March 2015	**400**	—	—

The 15,00% notes may be redeemed at the option of Absa Bank Limited on 1 March 2005. Interest is paid semi-annually in arrear on 1 March and 1 September.

The 14,25% notes may be redeemed at the option of Absa Bank Limited on 22 March 2009. Interest is paid semi-annually in arrear on 22 March and 22 September of each year, provided that the last date for payment shall be 22 March 2009 and quarterly in arrear thereafter on 22 March, 22 June, 22 September and 22 December, with the first quarterly payment commencing on 22 June 2009.

The 10,75% fixed rate notes may be redeemed at the option of Absa Bank Limited on 26 March 2010. Interest is paid semi-annually in arrear on 26 March and 26 September of each year, provided that the last date for payment shall be 26 March 2010. If Absa Bank Limited does not exercise the redemption option, then interest is payable thereafter at a floating rate of 3-month JIBAR plus 4,35% quarterly in arrear on 26 March, 26 June, 26 September and 26 December, with the first quarterly payment commencing on 26 June 2010.

The 3-month JIBAR floating rate notes may be redeemed at the option of Absa Bank Limited on 26 March 2010. Interest is paid quarterly in arrear on 26 March, 26 June, 26 September and 26 December of each year, provided that the last date for payment shall be 26 March 2010. If Absa Bank Limited does not exercise the redemption option, then the coupon rate payable after 26 March 2010 reprices from 3-month JIBAR plus 0,75% to 3-month JIBAR plus 3,70%.

The notes are listed on the Bond Exchange of South Africa. Preliminary expenses relating to the placement of the notes were capitalised and are expensed systematically over the period of the notes.

	2004 Rm	2003 Rm	2002 Rm
	7 067	5 686	4 394

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
22. SHARE CAPITAL			
Authorised			
800 000 000 (2003 and 2002: 700 000 000) ordinary shares of R2 each	**1 600**	1 400	1 400
Issued			
651 055 074 (2003: 651 546 749, 2002: 651 546 749) ordinary shares of R2 each	**1 302**	1 303	1 303
Less: 5 375 693 shares held by the share incentive trust	**(11)**	—	—
	1 291	1 303	1 303

Unissued shares

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.

This authority expires at the forthcoming annual general meeting of the Company.

The Group has a share incentive scheme in terms of which shares are issued and options are granted. Details of the share incentive scheme are set out on page 108. As required by the JSE Securities Exchange of South Africa, the share incentive trust has been consolidated into the Group annual financial statements for the first time during the current financial year.

Refer to the directors' report on page 36 for details of the odd-lot offer and repurchase of shares.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
23. RESERVES			
23.1 Non-distributable reserves			
Foreign currency translation reserve/(deficit)	**(79)**	207	918
Insurance contingency reserve	**104**	70	75
Share of post-acquisition reserves of associated companies	**383**	295	244
Regulatory general credit risk reserve	**332**	—	—
Fair value gains in respect of cash flow hedges	**95**	—	—
Fair value deficits in respect of available-for-sale assets	**(80)**	—	—
Unrealised (loss)/gains on investments held by short-term insurance company	**—**	(129)	171
	755	443	1 408
23.2 Distributable reserves			
Retained income	**15 995**	13 588	11 092
Total reserves	**16 750**	14 031	12 500

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm

24. MINORITY SHAREHOLDERS' INTEREST

	2004 **Rm**	2003 Rm	2002 Rm
At beginning of year	**241**	151	490
Net (disposals)/acquisitions	**(22)**	64	11
Share of net income/(loss) attributable to minorities	**91**	70	(380)
Dividends	**(96)**	(10)	(28)
Foreign currency translation movement	**(43)**	(34)	58
At the end of the year	**171**	241	151

25. INCOME AND EXPENDITURE

25.1 Turnover

Turnover is a concept not relevant to the business of banking. The Group's revenue consists of net interest income, service fees, commissions, net trading income, insurance-related and other income.

25.2 Interest income

	2004 **Rm**	2003 Rm	2002 Rm
Advances	**26 213**	27 036	21 500
Cheque accounts	**1 710**	1 999	1 793
Corporate overdrafts	**298**	378	314
Credit cards	**676**	628	533
Foreign currency loans	**853**	1 454	998
Instalment credit agreements	**4 405**	4 267	3 171
Mortgage loans	**12 042**	12 974	9 793
Gross interest earned	**12 292**	12 974	9 793
Origination cost amortised	**(250)**	—	—
Other advances	**1 491**	951	695
Overnight finance	**468**	540	349
Micro loans	**424**	491	1 022
Personal loans	**1 547**	1 553	1 169
Preference shares	**273**	236	174
Specialised and project finance	**1 642**	1 565	1 489
Interest accrued on impaired advances	**324**	—	—
Movement in "fair value election" advances	**60**	—	—
Cash and short-term assets	**318**	426	281
Money market assets	**400**	664	573
Capital market assets	**373**	813	853
Statutory liquid asset portfolio	**1 470**	1 360	1 310
Other interest and hedging income	**127**	—	—
	28 901	30 299	24 517

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
25. INCOME AND EXPENDITURE *(continued)*			
25.3 Interest expense			
Deposits	**17 939**	20 064	15 210
Call deposits	**2 167**	4 356	2 963
Cheque account deposits	**2 631**	3 030	2 245
Credit card deposits	**127**	165	161
Fixed deposits	**4 908**	4 076	3 295
Foreign currency deposits	**538**	1 326	1 475
Negotiable certificates of deposit	**4 659**	4 457	3 355
Notice deposits	**983**	1 631	1 033
Other deposits	**1 307**	322	310
Savings and transmission deposits	**550**	701	373
Movement in "fair value election" deposits	**69**	—	—
Subordinated debt	**980**	929	611
Indirect interest costs	**264**	474	312
	19 183	21 467	16 133

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
25. INCOME AND EXPENDITURE *(continued)*			
25.4 Non-interest income			
Banking-related income	**8 700**	7 821	6 743
Commissions and fees	**6 712**	6 044	5 282
Net trading income*	**987**	1 075	855
Knowledge-based income	**159**	130	235
Valuation fees	**78**	63	61
Unit and property trust income	**174**	119	43
Pension fund payment services	**421**	267	157
Other banking income	**169**	123	110
Insurance-related income	**1 553**	1 084	989
Net broking commissions	**399**	338	311
Net profit on realisation of investments	**55**	176	79
Unrealised gain from "fair value election" investments	**262**	—	—
Trust and estate income	**148**	129	113
Net insurance underwriting surplus	**231**	115	180
Net life surplus	**283**	178	214
Excess of income over outgo	**1 456**	106	492
Transfer to/(from) life fund	**(1 173)**	72	(278)
Other	**175**	148	92
Investment income	**368**	129	(99)
Net profit/(loss) on realisation of investments	**176**	(40)	(196)
Net profit/(loss) on fair value election investments	**146**	(40)	(196)
Net profit/(loss) on available-for-sale investments	**4**	—	—
Profit on disposal of subsidiary	**26**	—	—
Dividend income	**192**	169	97
Other activities	**132**	93	61
Profit on disposal of property and equipment	**45**	30	—
Property development profits	**10**	38	39
Property rentals	**77**	25	22
	10 753	9 127	7 694
**Funding costs of trading activities are included under interest expense (refer to note 25.3).*	**110**	378	205

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
25. INCOME AND EXPENDITURE *(continued)*			
25.5 Operating expenditure			
Amortisation	**64**	66	66
Computer software development costs	**15**	24	34
Goodwill	**49**	42	32
Auditors' remuneration	**49**	39	32
Audit fees	**38**	34	30
Underprovision prior year	**—**	2	—
Other fees	**11**	3	2
Depreciation	**663**	632	608
Freehold property	**46**	50	43
Computer equipment and systems	**343**	294	289
Furniture and other equipment	**268**	281	270
Motor vehicles	**6**	7	6
Impairment charge	**—**	49	27
Computer software development costs	**—**	—	1
Associated companies and long-term investments*	**—**	49	26
Information technology costs	**873**	916	764
Marketing costs	**395**	320	342
Operating lease charges	**689**	585	536
Office premises	**665**	567	517
Equipment	**24**	18	19
Other professional fees	**783**	485	370
Staff costs (refer to note 25.6)	**5 708**	5 338	4 872
Other expenses	**2 455**	2 350	2 083
	11 679	10 780	9 700
25.6 Staff costs			
Salaries	**4 821**	4 501	4 234
Employer contributions to retirement funds	**311**	301	262
Training costs	**113**	111	84
Other	**463**	425	292
	5 708	5 338	4 872

**Now disclosed separately in note 25.7.*

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
25. INCOME AND EXPENDITURE *(continued)*			
25.7 Impairment charge			
Goodwill	—	54	144
Freehold property	**38**	—	—
Strategic investments	**78**	—	—
	116	54	144

26. DETERMINATION OF HEADLINE EARNINGS PER SHARE

26.1 Headline earnings

	2004 Rm	2003 Rm	2002 Rm
Headline earnings is determined as follows:			
Net income attributable to shareholders	**4 505**	3 391	1 686
Net profit on disposal of property and equipment	**(45)**	(30)	—
Profit on disposal of "available-for-sale" assets	**(150)**	—	—
Profit on disposal of strategic investments	**(16)**	(16)	26
Impairment of strategic investments, associates and property	**104**	—	—
Goodwill written off and impaired	**49**	96	176
	4 447	3 441	1 888

26.2 Earnings and headline earnings per share

Earnings per share is calculated on net income attributable to shareholders of R4 505 million (2003: R3 391 million, 2002: R1 686 million) and headline earnings per share is calculated on R4 447 million (2003: R3 441 million, 2002: R1 888 million), based on the weighted average number of 645 890 291 ordinary shares (2003: 651 546 749, 2002: 648 579 626) in issue during the year. Diluted earnings per share is calculated on net income attributable to shareholders of R4 505 million (2003: R3 391 million, 2002: R1 686 million) and diluted headline earnings per share is calculated on R4 447 million (2003: R3 441 million, 2002: R1 888 million), based on the weighted average number of 651 332 868 (2003: 651 546 749, 2002: 648 579 626) ordinary shares in issue during the year.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
27. DIVIDENDS			
Final dividend number 33 of 85 cents per ordinary share (2003: 63 cents, 2002: 72 cents)	**554**	410	467
Interim dividend number 34 of 72 cents per ordinary share (2003: 60 cents, 2002: 53 cents)	**469**	391	343
Total dividends paid during the year	**1 023**	801	810
Interim dividend number 34 of 72 cents per ordinary share (2003: 60 cents, 2002: 53 cents)	**469**	391	343
Final dividend number 35 of 110 cents per ordinary share (2003: 85 cents, 2002: 63 cents)	**716**	554	410
Total dividends relating to income for the year	**1 185**	945	753
A final dividend of 110 cents per ordinary share was approved by the board on 28 May 2004. No provision has been made for this dividend and the related STC in the financial statements for the year ended 31 March 2004.			
28. CONTINGENCIES			
Guarantees	**12 868**	10 131	12 665
Letters of credit	**3 351**	3 819	3 591
Commercial paper	**418**	325	323
	16 637	14 275	16 579
No material losses, other than those for which provision has been made in the financial statements, are anticipated as a result of these transactions.			
29. COMMITMENTS			
Capital expenditure			
Authorised and contracted for	**226**	79	79
Authorised but not contracted for	**19**	36	69
	245	115	148
Funds to meet these commitments will be provided from internal Group resources.			
Operating leases			
Office premises	**3 997**	4 446	5 370
Within 1 year	**627**	618	484
From 1 year to 5 years	**1 903**	1 933	2 043
More than 5 years	**1 467**	1 895	2 843
Equipment	**40**	73	48
Within 1 year	**8**	36	17
From 1 year to 5 years	**32**	37	31
Total operating lease commitments	**4 037**	4 519	5 418

	GROUP							
	2004				2003		2002	
	Notional amount Rm	**Fair value Rm**	**Fair value assets Rm**	**Fair value liabilities Rm**	Notional amount Rm	Fair value Rm	Notional amount Rm	Fair value Rm
30. DERIVATIVE FINANCIAL INSTRUMENTS								
30.1 Trading								
Foreign exchange derivatives								
Forward exchange contracts	**369 422**	**1 909**	**19 568**	**(17 659)**	448 640	3 082	422 842	773
Currency swaps	**718**	**(9)**	**6**	**(15)**	6 561	187	—	—
Currency interest rate swaps	**56 106**	**(1 713)**	**854**	**(2 567)**	—	—	—	—
OTC foreign exchange options	**842**	**8**	**158**	**(150)**	9 358	231	21 197	204
OTC foreign exchange options purchased	**477**	**158**	**158**	**—**	4 690	476	8 263	632
OTC foreign exchange options written	**365**	**(150)**	**—**	**(150)**	4 668	(245)	12 934	(428)
OTC derivatives	**427 088**	**195**	**20 586**	**(20 391)**	464 559	3 500	444 039	977
Eurodollar futures	**37 673**	**11**	**86**	**(75)**	1 606	28	14 640	(25)
Exchange traded derivatives	**37 673**	**11**	**86**	**(75)**	1 606	28	14 640	(25)
Total	**464 761**	**206**	**20 672**	**(20 466)**	466 165	3 528	458 679	952

	GROUP							
	2004				2003		2002	
	Notional amount Rm	**Fair value Rm**	**Fair value assets Rm**	**Fair value liabilities Rm**	Notional amount Rm	Fair value Rm	Notional amount Rm	Fair value Rm
30. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*								
Interest rate derivatives								
Forward rate agreements	**272 855**	**49**	**218**	**(169)**	108 277	9	73 969	(5)
Swap contracts	**214 128**	**(300)**	**3 937**	**(4 236)**	205 711	291	229 916	3 908
OTC options on FRAs and swaps	**12 058**	**(21)**	**33**	**(54)**	3 650	(10)	18 734	13
OTC options on FRAs and swaps purchased	**7 100**	**33**	**33**	**—**	840	—	11 162	16
OTC options on FRAs and swaps written	**4 958**	**(54)**	**—**	**(54)**	2 810	(10)	7 572	(3)
OTC bond option contracts	**1 331**	**(2)**	**4**	**(6)**	265	(1)	4 025	(48)
OTC bond options purchased	**650**	**4**	**4**	**—**	125	2	2 150	53
OTC bond options written	**681**	**(6)**	**—**	**(6)**	140	(3)	1 875	(101)
Other OTC interest rate derivatives	**—**	**—**	**—**	**—**	1 625	7	—	—
Total OTC derivatives	**500 372**	**(274)**	**4 192**	**(4 465)**	319 528	296	326 644	3 868
Exchange traded futures	**8 565**	**—**	**—**	**—**	19 344	—	—	—
Exchange traded derivatives	**8 565**	**—**	**—**	**—**	19 344	—	—	—
Total	**508 937**	**(274)**	**4 192**	**(4 465)**	338 872	296	326 644	3 868
Equity derivatives								
OTC options purchased	**2 929**	**102**	**102**	**—**	14	—	318	7
OTC options written	**3 302**	**(280)**	**—**	**(280)**	306	(12)	173	—
Other OTC equity derivatives	**—**	**—**	**—**	**—**	—	—	22	8
OTC derivatives	**6 231**	**(178)**	**102**	**(280)**	320	(12)	513	15
Exchange traded options purchased	**2 200**	**(6)**	**16**	**(22)**	482	(44)	4 153	725
Exchange traded options written	**1 873**	**(5)**	**10**	**(15)**	821	21	3 831	(687)
Exchange traded futures	**679**	**175**	**188**	**(13)**	292	(75)	—	—
Other exchange traded equity derivatives	**68**	**(10)**	**40**	**(50)**	—	—	273	(9)
Exchange traded derivatives	**4 820**	**154**	**254**	**(100)**	1 595	(98)	8 257	29
Total	**11 051**	**(24)**	**356**	**(380)**	1 915	(110)	8 770	44

	GROUP							
	2004				2003		2002	
	Notional amount Rm	**Fair value Rm**	**Fair value assets Rm**	**Fair value liabilities Rm**	Notional amount Rm	Fair value Rm	Notional amount Rm	Fair value Rm
30. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*								
Commodity derivatives								
Agricultural forwards	**87**	**2**	**9**	**(7)**	237	127	41	18
OTC agricultural options purchased	**44**	**(2)**	**—**	**(2)**	—	—	—	—
OTC options on gold	**953**	**5**	**22**	**(17)**	1 598	18	4 992	12
OTC gold options purchased	**537**	**22**	**22**	**—**	852	91	2 409	139
OTC gold options written	**416**	**(17)**	**—**	**(17)**	746	(73)	2 583	(127)
Other OTC commodity derivatives	**2 692**	**(23)**	**2 827**	**(2 850)**	90	—	4 424	138
OTC derivatives	**3 776**	**(18)**	**2 858**	**(2 876)**	1 925	145	9 457	168
Exchange traded agricultural options purchased	**—**	**—**	**—**	**—**	46	11	157	10
Exchange traded agricultural options written	**44**	**(2)**	**—**	**(2)**	38	(6)	101	(25)
Exchange traded agricultural futures	**90**	**5**	**5**	**—**	230	106	112	8
Other exchange traded commodity derivatives	**228**	**1**	**272**	**(271)**	—	—	—	—
Exchange traded derivatives	**362**	**4**	**277**	**(273)**	314	111	370	(7)
Total	**4 138**	**(14)**	**3 135**	**(3 149)**	2 239	256	9 827	161
Credit derivatives								
Credit derivatives purchased	**98**	**(1)**	**—**	**(1)**	131	—	—	—
Credit derivatives written	**418**	**3**	**3**	**—**	484	3	—	—
Total	**516**	**2**	**3**	**(1)**	615	3	—	—
Total trading	**989 403**	**(104)**	**28 358**	**(28 461)**	809 806	3 973	803 920	5 025

	GROUP							
	2004				2003		2002	
	Notional amount Rm	Fair value Rm	Fair value assets Rm	Fair value liabilities Rm	Notional amount Rm	Fair value Rm	Notional amount Rm	Fair value Rm
30. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*								
30.2 Hedging								
Cash flow hedges								
Interest rate	23 069	138	168	(30)				
Total	23 069	138	168	(30)				
Non-qualifying hedges								
Currency	3 061	(60)	9	(69)				
Interest rate	41 535	(521)	156	(677)				
Total	44 596	(581)	165	(746)				
Total hedging	67 665	(443)	333	(776)	53 524	(809)	50 205	(515)
Total derivative instruments	1 057 068	(547)	28 691	(29 237)	863 330	3 164	854 125	4 510

	2004			
	Less than 1 year %	1 to 5 years %	More than 5 years %	Total %
30.3 Maturity analysis				
Trading				
Foreign exchange derivatives	29,5	3,6	19,3	52,4
Interest rate derivatives	4,0	4,2	11,1	19,3
Equity derivatives	8,1	0,1	—	8,2
Commodity derivatives	1,0	1,2	0,1	2,3
Total trading	42,6	9,1	30,5	82,2
Hedging				
Cash flow hedges	2,1	1,0	—	3,1
Currency	—	—	—	—
Interest rate	2,1	1,0	—	3,1
Non-qualifying hedges	4,6	8,7	1,4	14,7
Currency	1,5	0,1	—	1,6
Interest rate	3,1	8,6	1,4	13,1
Total hedging	6,7	9,7	1,4	17,8
Total derivative instruments	49,3	18,8	31,9	100,0

GROUP	2003 Less than 1 year %	1 to 5 years %	More than 5 years %	Total %
30. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*				
Trading				
Foreign exchange derivatives	42,1	9,8	6,9	58,8
Interest rate derivatives	2,4	10,8	8,3	21,5
Equity derivatives	1,6	0,3	—	1,9
Commodity derivatives	3,9	0,4	—	4,3
Credit derivatives	0,1	—	—	0,1
Total trading	50,1	21,3	15,2	86,6
Hedging				
Foreign exchange derivatives	0,3	—	—	0,3
Interest rate derivatives	2,8	7,7	2,6	13,1
Credit derivatives	—	—	—	—
Total hedging	3,1	7,7	2,6	13,4
Total derivative instruments	53,2	29,0	17,8	100,0

	2004				2003		2002	
	Notional amount Rm	**Fair value Rm**	**Fair value assets Rm**	**Fair value liabilities Rm**	Notional amount Rm	Fair value Rm	Notional amount Rm	Fair value Rm
30.4 Unsettled transactions*								
Carry and repurchase transactions purchased	—	—	—	—	8 716	9 454	13 652	13 162
Carry and repurchase transactions sold	—	—	—	—	4 942	(5 338)	5 238	(5 069)
Unsettled gilts	—	—	—	—	5 163	4 692	5 192	279
Unsettled gilts purchased	—	—	—	—	4 858	5 239	2 738	2 587
Unsettled gilts sold	—	—	—	—	305	(547)	2 454	(2 308)
Other unsettled transactions	—	—	—	—	341	(1)	—	—
Total unsettled transactions	—	—	—	—	19 162	8 807	24 082	8 372

** Unsettled transactions*
The Group has adopted trade date accounting in terms of the implementation of AC 133. Accordingly, all unsettled transactions have been recorded on the balance sheet for the current financial year.

	GROUP	
	Fair value assets Rm	**Fair value liabilities Rm**
30. DERIVATIVE FINANCIAL INSTRUMENTS *(continued)*		
30.5 Classification		
Total derivative instruments	**28 691**	**(29 237)**
Less: Exchange traded derivatives settled	**(617)**	**448**
Add: Other trading instruments	**(473)**	**(515)**
Add: Hedging instruments (Notes 9 and 18)	**333**	**(776)**
Total trading instruments (Notes 9 and 18)	**27 934**	**(30 080)**

Derivative financial instruments

Derivative financial instruments are entered into in the normal course of business to manage various financial risks. Derivative financial instruments entered into in terms of asset and liability management strategies are defined as hedging transactions and such instruments are accounted for in terms of the Group's accounting policies as set out in note 6.2.1 (refer page 48). There are no commitments or contingent commitments under derivative financial instruments that are not settled other than with cash.

Notional amount

The gross notional amount is the sum of the absolute value of all bought and sold contracts. The notional amount will not generally reflect the amount receivable or payable under a derivative contract. The notional amount should be viewed only as a means of assessing the extent of the Group's participation in derivative contracts and not the market risk position or the credit exposure arising on such contracts.

Fair value

The amounts disclosed represent the net fair value as at year-end of all derivative financial instruments held. The fair value of a derivative financial instrument represents the market value if the rights and obligations arising from derivative instruments were closed out by the Group in orderly market conditions at year-end. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, where appropriate.

Fair value assets and liabilities

The fair value assets and liabilities represent the fair value of derivative financial instruments aggregated per counterparty. The impact of master netting agreements is not taken into account in determining the on-balance-sheet fair value of assets which represent the credit exposure arising on such contracts.

Other information

Information regarding derivative financial instruments and other banking risks, additional to those included in this note, is provided in the risk management section of the detailed Absa Group Limited annual report.

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
31. MANAGED FUNDS			
Estates	**1 188**	1 039	739
Portfolio management	**11 588**	10 573	2 167
Trusts	**3 091**	2 803	3 088
Participation bond schemes	**1 242**	1 128	954
Unit trusts	**35 158**	22 770	24 346
Property funds	**13 280**	10 371	9 025
Other	**4 648**	6 857	795
	70 195	55 541	41 114

The above assets are managed in a fiduciary capacity on behalf of clients.

32. RELATED PARTY TRANSACTIONS

Absa Group Limited is the ultimate holding company in the Absa Group. The shares are widely held by public and non-public shareholders.

32.1 Subsidiary companies

Absa Group Limited and its subsidiaries entered into various financial services transactions with fellow subsidiaries and other related parties during the year. These transactions are entered into in the normal course of business under terms that are no more favourable than those arranged with third parties.

Refer to note 11 and page 106 for detailed disclosure of investments in subsidiaries.

32.2 Associated companies

Absa Group Limited and its subsidiaries entered into a limited number of non-material transactions with associated companies during the year. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

Refer to note 12 and page 106 for detailed disclosure of investments in associated companies.

32.3 Loan to Absa Group Limited Share Incentive Scheme

Absa Bank Limited has extended a loan of R237 million (2003: R438 million, 2002: R424 million) to the Absa Group Limited Share Incentive Scheme. This loan is secured by a cession of 5 375 693 (2003: 14 590 274, 2002: 14 691 980) shares owned by the Absa Group Limited Share Incentive Scheme in Absa Group Limited. This loan is eliminated on consolidation.

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
32. RELATED PARTY TRANSACTIONS *(continued)*			
32.4 Directors			
Directors' emoluments			
Executive directors	**23,5**	22,3	6,8
Fees for services as director	**0,3**	0,2	0,1
Salaries	**8,2**	6,2	3,6
Retirement fund contributions	**0,6**	0,5	0,3
Bonuses	**12,8**	13,2	0,8
Gain on exercise of share options	**0,8**	1,2	1,0
Other perquisites	**0,8**	1,0	1,0
Non-executive directors	**4,6**	4,2	8,0
Fees for services as director	**2,8**	2,7	2,2
Gain on exercise of share options	**—**	—	4,5
Other services	**1,8**	1,5	1,3
Paid by subsidiary companies	**(26,8)**	(25,4)	(13,9)
	1,3	1,1	0,9

For further detail on the relationships between Absa Group Limited and its subsidiaries with the directors and officers of the Group refer to the directors' report on pages 36 and 39 respectively. The bonuses disclosed are bonuses paid and payable in terms of the Absa Group performance for the financial year.

32.5 Share options granted to executive directors

The aggregate number of shares and share options granted to the executive directors of the Company during the year was 720 000 (2003: 375 000, 2002: 240 000). The share options were granted on the same terms and conditions as those offered to other employees of the Group. The outstanding number of shares and share options granted to the executive directors at the end of the year was 2 193 187 (2003: 1 534 798, 2002: 856 855).

33. RETIREMENT FUNDS

With the exception of certain employees who have exercised an option not to become members, all full-time permanent employees are members of the Absa Group Pension Fund (the fund) which has a defined benefit and a defined contribution structure. All members at 31 March 1997 had the option to convert to the defined contribution structure of which the majority did. Members joining the fund on or after 1 April 1997 are entitled to benefits under the defined contribution structure.

Of the employees belonging to the fund, 99,8% (2003: 99,7%, 2002: 99,7%) were members of the defined contribution structure, while 0,2% (2003: 0,3%, 2002: 0,3%) were members of the defined benefit structure. As at 31 March 2004, the defined benefit structure had 74 (2003: 87, 2002: 91) contributing members.

The fund is financed by company and employee contributions and investment income. Company contributions in respect of the defined benefit structure are based on actuarial advice and are expensed in the income statement. It is Absa's policy to ensure that the fund is adequately funded to provide for the benefits of members, and particularly to ensure that any shortfall with regard to the defined benefit structure is being met by way of additional contributions.

The benefits provided by the defined benefit structure are based on a formula taking into account years of membership and remuneration levels. The benefits provided by the defined contribution structure are determined by accumulated contributions and returns on investments.

The fund is governed by the Pension Funds Act, 1956, which requires that an actuarial valuation be carried out at least every three years. The most recent valuation of the fund was effected on 1 April 2002 and confirmed that the fund was in a sound financial position.

Liabilities in respect of the defined benefit structure are calculated based on assumptions regarding the expected experience in respect of death, withdrawals, early retirement, family statistics, rate of increase in pensionable remuneration and medical subsidies, administration costs and the expected yield on assets.

The most recent valuation of the fund was, consistent with previous valuations, performed using a projected benefit method in respect of the defined benefit structure, and confirmed that the fair value of the assets in respect of the defined benefit structure of the fund, amounting to R3 153 million (2003: R2 915 million, 2002: R2 630 million), exceeded the value of the actuarially determined liabilities, amounting to R2 701 million (2003: R2 500 million, 2002: R2 256 million), by R452 million (2003: R415 million, 2002: R374 million). Current contribution levels are also considered to be adequate to meet future obligations.

The pension fund costs were as follows:

	2004 Rm	2003 Rm	2002 Rm
Employer contributions to defined contribution structure	**294**	279	261
Employer contributions to defined benefit structure	**1**	1	1
Subsidiary companies' employer contributions to non-Absa schemes	**16**	21	—
	311	301	262

34. POST-RETIREMENT MEDICAL AID CONTRIBUTIONS

The Group has no commitments in respect of medical aid contributions of pensioners that retired after 31 March 1996. Future liabilities in respect of pensioners that retired prior to 1 April 1996 have been provided for in the Absa Group Pension Fund.

35. COMPARATIVE FIGURES

Comparative figures have been regrouped where necessary.

Short-term money market assets and government and other securities were previously disclosed on the face of the balance sheet. These categories have been restated as money market assets, capital market assets and statutory liquid asset portfolio (notes 3, 4 and 5) in order to reflect the business intention more accurately. The effect of regrouping comparatives is reflected in the table below:

	Previous disclosure Rm	Regrouping adjustment Rm	Current disclosure Rm
2003			
Money market assets (previously short-term money market assets)	11 740	(6 656)	5 084
Capital market assets (previously government and other securities)	16 785	(6 314)	10 471
Liquid asset portfolio	—	12 970	12 970
	28 525	—	28 525
2002			
Money market assets (previously short-term money market assets)	11 381	(6 148)	5 233
Capital market assets (previously government and other securities)	17 624	(7 529)	10 095
Liquid asset portfolio	—	13 677	13 677
	29 005	—	29 005

In note 25.2, interest income, interest received from micro loans has been disclosed separately as indicated below:

	Previous disclosure Rm	Regrouping adjustment Rm	Current disclosure Rm
2003			
Personal loans	2 044	(491)	1 553
Micro loans	—	491	491
2002			
Personal loans	2 191	(1 022)	1 169
Micro loans	—	1 022	1 022

In note 25.4, non-interest income, the following reclassification was made:

	Previous disclosure Rm	Regrouping adjustment Rm	Current disclosure Rm
2003			
Commissions and fees	6 139	(95)	6 044
Unit and property trust income	24	95	119

31 March 2004	GROUP ZAR Rm	 USD Rm	 GBP Rm	 Euro Rm	 Other Rm	 Total Rm
36. GROUP CURRENCY PROFILE						
Assets						
Cash and short-term assets	10 247	2 411	355	691	364	**14 068**
Money market assets	2 340	162	703	3	480	**3 688**
Capital market assets	1 922	2 292	108	3 612	1 227	**9 161**
Statutory liquid asset portfolio	12 598	—	—	—	—	**12 598**
Advances	206 411	10 504	734	2 958	1 788	**222 395**
Other assets	32 997	528	52	482	82	**34 141**
Investments and subsidiaries	5 501	206	14	46	25	**5 792**
Associated companies	624	—	—	—	—	**624**
Property and equipment	2 417	1	22	3	154	**2 597**
Intangible assets and goodwill	107	—	—	—	27	**134**
Deferred taxation	74	2	71	20	—	**167**
Client liabilities under acceptances	1 446	37	—	—	—	**1 483**
Total assets	276 684	16 143	2 059	7 815	4 147	**306 848**
Liabilities						
Deposits and current accounts	206 017	19 206	1 201	5 468	2 488	**234 380**
Deferred taxation	1 306	—	—	17	8	**1 331**
Other liabilities and provisions	37 444	40	93	32	775	**38 384**
Taxation	540	—	20	—	7	**567**
Insurance funds	4 115	—	—	—	—	**4 115**
Subordinated debt	7 067	—	—	—	—	**7 067**
Liabilities to clients under acceptances	1 446	37	—	—	—	**1 483**
Total liabilities	257 935	19 283	1 314	5 517	3 278	**287 327**
Share capital and premium	2 600	—	—	—	—	**2 600**
Reserves	16 708	(272)	37	222	55	**16 750**
Shareholders' funds	19 308	(272)	37	222	55	**19 350**
Minority shareholders' interest	171	—	—	—	—	**171**
Total liabilities and shareholders' funds	**277 414**	**19 011**	**1 351**	**5 739**	**3 333**	**306 848**
Gross currency position		(2 868)	708	2 076	814	730
Foreign currency derivative						737
Net currency position						1 467

31 March 2003	GROUP ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
36. GROUP CURRENCY PROFILE *(continued)*						
Assets						
Cash and short-term assets	9 281	2 249	133	317	637	12 617
Money market assets	2 786	392	1 204	5	697	5 084
Capital market assets	2 012	3 441	145	3 620	1 253	10 471
Statutory liquid asset portfolio	12 970	—	—	—	—	12 970
Advances	172 208	20 560	520	3 598	2 411	199 297
Other assets	18 968	54	72	26	361	19 481
Investments and subsidiaries	2 968	197	18	138	185	3 506
Associated companies	450	—	—	—	—	450
Property and equipment	2 383	2	29	5	194	2 613
Intangible assets	163	—	—	—	24	187
Deferred taxation	183	—	40	—	—	223
Client liabilities under acceptances	2 139	24	—	1	1	2 165
Total assets	226 511	26 919	2 161	7 710	5 763	269 064
Liabilities						
Deposits and current accounts	189 303	23 135	1 021	5 605	2 992	222 056
Deferred taxation	1 440	—	—	—	11	1 451
Other liabilities and provisions	17 932	88	100	188	568	18 876
Taxation	305	2	—	—	20	327
Insurance funds	1 396	—	—	—	—	1 396
Subordinated debt	5 686	—	—	—	—	5 686
Liabilities to clients under acceptances	2 139	24	—	1	1	2 165
Total liabilities	218 201	23 249	1 121	5 794	3 592	251 957
Share capital and premium	2 835	—	—	—	—	2 835
Reserves	13 789	(53)	(31)	225	101	14 031
Shareholders' funds	16 624	(53)	(31)	225	101	16 866
Minority shareholders' interest	241	—	—	—	—	241
Total liabilities and shareholders' funds	235 066	23 196	1 090	6 019	3 693	269 064
Gross currency position		3 723	1 071	1 691	2 070	8 555
Foreign currency derivative						339
Net currency position						8 894

31 March 2002	ZAR Rm	USD Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
	GROUP					
36. GROUP CURRENCY PROFILE *(continued)*						
Assets						
Cash and short-term assets	7 972	2 147	269	612	688	11 688
Money market assets	2 020	622	901	98	677	4 318
Capital market assets	2 359	4 980	249	2 415	1 007	11 010
Statutory liquid asset portfolio	13 677	—	—	—	—	13 677
Advances	160 000	17 338	1 678	2 668	2 176	183 860
Other assets	12 039	495	148	27	309	13 018
Investments and subsidiaries	2 639	376	52	211	252	3 530
Associated companies	179	89	—	—	174	442
Property and equipment	2 368	5	44	10	125	2 552
Intangible assets	65	—	—	1	—	66
Deferred taxation	380	—	36	—	29	445
Client liabilities under acceptances	2 651	43	—	—	—	2 694
Total assets	206 349	26 095	3 377	6 042	5 437	247 300
Liabilities						
Deposits and current accounts	174 038	28 728	1 869	4 684	4 447	213 766
Deferred taxation	1 379	—	—	—	35	1 414
Other liabilities and provisions	5 901	94	188	102	1 068	7 353
Taxation	631	—	15	—	94	740
Insurance funds	1 453	—	—	—	—	1 453
Subordinated debt	4 394	—	—	—	—	4 394
Liabilities to clients under acceptances	2 651	43	—	—	—	2 694
Total liabilities	190 447	28 865	2 072	4 786	5 644	231 814
Share capital and premium	2 835	—	—	—	—	2 835
Reserves	11 836	54	73	242	295	12 500
Shareholders' funds	14 671	54	73	242	295	15 335
Minority shareholders' interest	151	—	—	—	—	151
Total liabilities and shareholders' funds	205 269	28 919	2 145	5 028	5 939	247 300
Gross currency position		(2 824)	1 232	1 014	(502)	(1 080)
Foreign currency derivative						528
Net currency position						(552)

Note

Balance sheets of off-shore subsidiaries/branches/representative offices were translated at the appropriate exchange rate at year-end as set out below.

	GROUP		
One South African rand equals	**2004**	2003	2002
36. GROUP CURRENCY PROFILE *(continued)*			
Principal foreign currency conversion rates			
Japanese yen	**16,4204**	14,9701	11,6167
Pound sterling	**0,0861**	0,0797	0,0616
United States dollar	**0,1579**	0,1261	0,088
Euro	**0,1292**	0,1157	0,101
Tanzanian shillings	**175,439**	112,866	87,426
Mozambican meticals	**3 676,471**	2 624,000	—

The above exchange rates were used to translate foreign currency monetary items to South African rand at the financial year-end.

	GROUP				
31 March 2004	**On demand Rm**	**Within 1 year Rm**	**From 1 year to 5 years Rm**	**More than 5 years Rm**	**Total years Rm**
37. GROUP LIQUIDITY PROFILE					
Assets					
Cash and short-term assets	11 206	2 862	—	—	**14 068**
Money market assets	600	3 021	67	—	**3 688**
Capital market assets	543	2 357	3 621	2 640	**9 161**
Statutory liquid asset portfolio	15	6 788	5 772	23	**12 598**
Advances	31 769	34 823	58 326	97 477	**222 395**
Other assets	2 906	30 599	534	102	**34 141**
Investments and subsidiaries	1 538	3 117	1 036	101	**5 792**
Associated companies	—	—	15	609	**624**
Property and equipment	—	150	1 018	1 429	**2 597**
Intangible assets	—	100	34	—	**134**
Deferred taxation	—	103	44	20	**167**
Client liabilities under acceptances	—	1 208	275	—	**1 483**
Total assets	48 577	85 128	70 742	102 401	**306 848**
Liabilities					
Deposits and current accounts	118 766	92 405	18 611	4 598	**234 380**
Deferred taxation	—	104	777	450	**1 331**
Other liabilities and provisions	2 082	34 856	832	614	**38 384**
Taxation	—	529	38	—	**567**
Insurance funds	—	334	—	3 781	**4 115**
Subordinated debt	—	—	1 217	5 850	**7 067**
Liabilities to clients under acceptances	—	1 208	275	—	**1 483**
Total liabilities	120 848	129 436	21 750	15 293	**287 327**
Share capital and premium			—	2 600	**2 600**
Reserves	—	667	—	16 083	**16 750**
Shareholders' funds	—	667	—	18 683	**19 350**
Minority shareholders' interest	—	—	—	171	**171**
Total liabilities and shareholders' funds	**120 848**	**130 103**	**21 750**	**34 147**	**306 848**

31 March 2003	GROUP On demand Rm	 Within 1 year Rm	 From 1 year to 5 years Rm	 More than 5 years Rm	 Total years Rm
37. GROUP LIQUIDITY PROFILE *(continued)*					
Assets					
Cash and short-term assets	11 819	798	—	—	12 617
Money market assets	497	11 142	101	—	11 740
Capital market assets	403	778	10 003	5 601	16 785
Advances	23 825	36 604	47 458	91 410	199 297
Other assets	13 681	5 621	103	76	19 481
Investments and subsidiaries	486	1 528	1 266	226	3 506
Associated companies	—	—	90	360	450
Property and equipment	—	530	1 328	755	2 613
Intangible assets	—	49	138	—	187
Deferred taxation	—	91	80	52	223
Client liabilities under acceptances	—	1 597	568	—	2 165
Total assets	50 711	58 738	61 135	98 480	269 064
Liabilities					
Deposits and current accounts	95 824	118 432	6 727	1 073	222 056
Deferred taxation	—	691	590	170	1 451
Other liabilities and provisions	14 088	3 645	695	448	18 876
Taxation	—	304	23	—	327
Insurance funds	237	—	—	1 159	1 396
Subordinated debt	—	74	1 262	4 350	5 686
Liabilities to clients under acceptances	—	1 597	568	—	2 165
Total liabilities	110 149	124 743	9 865	7 200	251 957
Share capital and premium	—	—	—	2 835	2 835
Reserves	—	554	—	13 477	14 031
Shareholders' funds	—	554	—	16 312	16 866
Minority shareholders' interest	—	—	—	241	241
Total liabilities and shareholders' funds	110 149	125 297	9 865	23 753	269 064

	GROUP				
	On demand	Within 1 year	From 1 year to 5 years	More than 5 years	Total years
31 March 2002	Rm	Rm	Rm	Rm	Rm
37. GROUP LIQUIDITY PROFILE *(continued)*					
Assets					
Cash and short-term assets	10 514	1 174	—	—	11 688
Money market assets	554	10 817	10	—	11 381
Capital market assets	26	4 618	6 040	6 940	17 624
Advances	26 286	36 915	43 477	77 182	183 860
Other assets	2 568	9 849	544	57	13 018
Investments and subsidiaries	44	2 277	889	320	3 530
Associated companies	—	—	67	375	442
Property and equipment	—	163	1 445	944	2 552
Intangible assets	—	16	50	—	66
Deferred taxation	21	133	153	138	445
Client liabilities under acceptances	—	1 803	891	—	2 694
Total assets	40 013	67 765	53 566	85 956	247 300
Liabilities					
Deposits and current accounts	110 383	97 996	5 037	350	213 766
Deferred taxation	—	652	617	145	1 414
Other liabilities and provisions	3 205	2 911	861	376	7 353
Taxation	222	518	—	—	740
Insurance funds	—	167	26	1 260	1 453
Subordinated debt	—	—	1 528	2 866	4 394
Liabilities to clients under acceptances	—	1 803	891	—	2 694
Total liabilities	113 810	104 047	8 960	4 997	231 814
Share capital and premium	—	—	—	2 835	2 835
Reserves	—	410	—	12 090	12 500
Shareholders' funds	—	410	—	14 925	15 335
Minority shareholders' interest	—	—	—	151	151
Total liabilities and shareholders' funds	113 810	104 457	8 960	20 073	247 300

	2004 Rm	2003 Rm	2002 Rm
	GROUP		

38. RECONCILIATION OF OPERATING PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES

	2004 Rm	2003 Rm	2002 Rm
Operating profit	**6 104**	4 473	1 543
Adjusted for:			
Amortisation	**64**	66	66
Depreciation	**663**	632	608
Impairment charge	**116**	103	171
Indirect taxation	**672**	695	649
Provisions	**214**	166	12
Impairment of advances	**1 900**	1 957	4 042
Profit on sale of property and equipment	**(45)**	(30)	—
Profit on realisation of investments	**(231)**	(136)	117
Write-up of dated securities	**(148)**	(192)	(168)
Dividends received from associated companies	**(16)**	(19)	(17)
Net cash inflow from operating activities	**9 293**	7 715	7 023

39. CASH RECEIPTS FROM CUSTOMERS

	2004 Rm	2003 Rm	2002 Rm
Interest income	**28 901**	30 299	24 517
Write-up of dated securities	**(148)**	(192)	(168)
Fees and commission income	**6 712**	6 139	5 282
Trading and other income	**3 749**	2 803	2 512
	39 214	39 049	32 143

40. CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS

	2004 Rm	2003 Rm	2002 Rm
Interest expense	**19 183**	21 467	16 133
Staff costs	**5 708**	5 338	4 872
Other payments	**5 030**	4 529	4 115
	29 921	31 334	25 120

41. DIVIDENDS PAID

	2004 Rm	2003 Rm	2002 Rm
Total dividends paid during the year (refer note 27)	**1 023**	801	810
Dividends paid to minorities	**64**	6	28
	1 087	807	838

	GROUP		
	2004 Rm	2003 Rm	2002 Rm
42. TAXATION PAID			
Amounts unpaid at beginning of year	**1 540**	1 656	2 116
Other liabilities	**1 778**	2 154	2 401
Other assets	**(238)**	(498)	(285)
Acquisitions	—	39	—
Other liabilities	—	39	—
Other assets	—	—	—
Income statement charge	**1 627**	1 104	337
Indirect taxation in income statement	**672**	695	649
Taxation on associated companies	**(34)**	(25)	(24)
Non-cash flow as a result of AC 133	**(212)**	—	—
Amounts unpaid at the end of the year	**(1 703)**	(1 540)	(1 656)
Other liabilities	**(1 898)**	(1 778)	(2 154)
Other assets	**195**	238	498
	1 890	1 929	1 422
43. INCREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS			
Advances and other accounts	**24 901**	16 342	31 506
Money market assets	**(1 341)**	(294)	(2 272)
Capital market assets	**(1 282)**	238	4 709
Statutory liquid asset portfolio	**(308)**	(707)	5 464
Other assets	**14 610**	5 421	8 611
	36 580	21 000	48 018
44. INCREASE IN DEPOSITS AND OTHER CREDITORS AND PROVISIONS			
Deposits	**11 773**	6 512	46 030
Insurance funds	**2 714**	(391)	300
Creditors and other liabilities	**18 803**	11 077	1 692
	33 290	17 198	48 022

	GROUP		
	2004 **Rm**	2003 Rm	2002 Rm
45. INVESTMENT IN SUBSIDIARY COMPANIES			
Investment in shares	**172**	(505)	(131)
Minority shareholders	**(40)**	(7)	(86)
	132	(512)	(217)

46. INVESTMENT IN SHARES

The inclusion of the cell captives by Absa Financial Services on the balance sheet, being funds managed on behalf of third parties, has contributed R1 963 million to this amount.

47. ACQUISITIONS

47.1 Meeg Bank

On 1 July 2003 the Group acquired 34,6% of the share capital of Meeg Bank, which increased shareholding to 49,8%.

The acquired business contributed R49 million to operating income and R2 million to headline earnings for the year.

Details of the net assets acquired and goodwill are as follows:

	Rm
Purchase consideration:	
Cash paid and payable	**11**
Less: Fair value of net assets acquired	**11**
Goodwill	**—**
Fair value adjustments were made to the book values of net assets acquired.	
Cash and short-term assets	**186**
Investments	**39**
Advances	**477**
Other assets	**37**
Property and equipment	**13**
Deposits and current accounts	**(687)**
Other liabilities	**(32)**
Provisions	**(4)**
Minority shareholders' interest	**(18)**
Fair value of net assets acquired	**11**
Goodwill	**—**
Total purchase consideration	**11**
Less: Cash and cash equivalents in subsidiary acquired	**(186)**
Cash inflow on acquisition	**175**

Subsidiary and associated companies

	GROUP							
	Issued capital	Direct holding	Shares at book value			Net indebtedness		
	2004	2004	2004	2003	2002	2004	2003	2002
Name	Rm	%	Rm	Rm	Rm	Rm	Rm	Rm
SUBSIDIARY COMPANIES								
Banking related								
Absa Bank Limited and its major divisions/subsidiaries	**293**	**100**	**3 469**	2 469	2 469	**(2 078)**	(610)	507
Personal banking								
Segment business units								
Private Bank								
Personal Financial Services								
Retail Banking Services								
Flexi Banking Services								
UB Micro Loans Limited								
Product business units								
Absa Card								
Absa Home Loans								
Shared services								
Delivery Channel Services								
Commercial banking								
Business Banking								
Absa Vehicle and Asset Finance								
Wholesale banking								
Absa Corporate and Merchant Bank								
Absa Bank London								
Absa Bank Singapore								
Bankhaus Wölbern & Co (Germany)								
Absa Bank (Asia) Limited (Hong Kong)								
Absa Development Company Holdings (Proprietary) Limited	**—**	**100**	**23**	23	23	**—**	—	—
Absa Finance Company (Proprietary) Limited	**—**	**100**	**—**	10	10	**658**	607	797
MLS Bank Limited	**30**	**100**	**87**	87	87	**40**	—	—
Absa Manx Holdings Limited (Isle of Man)	**—**	**100**	**175**	3	3	**—**	—	—
Absa Stockbrokers (Proprietary) Limited	**—**	**100**	**—**	—	—	**1 073**	43	23
Abvest Holdings Limited	**—**	**60**	**33**	33	27	**—**	—	—
AllPay Consolidated Investment Holdings (Proprietary) Limited	**—**	**100**	**—**	—	—	**980**	408	226
Alpha Trust	**n/a**	**100**	**500**	—	—	**—**	—	—
Cars1 (Proprietary) Limited	**—**	**100**	**60**	—	—	**—**	—	—
UniFer Holdings Limited	**13**	**100**	**—**	—	—	**1 534**	1 885	2 082
Banco Austral, Sarl (Mozambique)*	**177**	**80**	**131**	131	131	**—**	—	—
National Bank of Commerce Limited (Tanzania)*	**81**	**55**	**86**	86	86	**—**	—	—
Conbros Limited	**2**	**100**	**35**	32	30	**(26)**	(32)	(42)
Absa Trading and Investment Solutions Holdings Limited	**8**	**100**	**857**	928	—	**—**	—	—

Name	Issued capital 2004 Rm	Direct holding 2004 %	GROUP Shares at book value 2004 Rm	2003 Rm	2002 Rm	Net indebtedness 2004 Rm	2003 Rm	2002 Rm
SUBSIDIARY COMPANIES *(continued)*								
Asset Backed Collateralised Securities (Proprietary) Limited (ABACAS)	**—**	**100**	**—**	—	—	**—**	—	—
Meeg Bank Limited	**1**	**50**	**11**	—	—	**—**	—	—
Financial services								
Absa Financial Services Limited and its major subsidiaries	**—**	**100**	**118**	118	118	**(22)**	199	241
Absa Insurance Company Limited								
Absa Life Limited								
Absa Brokers (Proprietary) Limited								
Absa Trust Limited								
Absa Consultants and Actuaries (Proprietary) Limited								
Absa Fund Managers Limited								
Absa Mortgage Fund Managers (Proprietary) Limited								
Absa Syndicate Investments Holdings Limited								
(United Kingdom)								
Absa Investment Management Services (Proprietary) Limited								
Subsidiaries' aggregate profits and losses after taxation								
Aggregate profits after taxation			**4 303**	3 324	3 627			
Aggregate losses after taxation			**(30)**	(69)	(2 329)			
ASSOCIATED COMPANIES								
Commercial Bank of Zimbabwe Limited (Zimbabwe)*	**113**	**26**	**—**	39	39	**—**	—	—
Capricorn Investment Holdings Limited (formerly Bank Windhoek) (Namibia)**	**4**	**36**	**205**	164	135	**—**	—	—
Global Access Telecommunications Services (SA) (Proprietary) Limited**	**—**	**55**	**—**	7	—	**—**	—	2
Revesco Holdings (Proprietary) Limited	**46**	**33**	**5**	8	31	**—**	—	—
FFS Finance South Africa (Proprietary) Limited	**—**	**50**	**143**	119	95	**3 868**	1 492	1 497
Stonehage Financial Services Holdings Limited (United Kingdom)	**—**	**50**	**71**	61	59	**—**	8	5
MAN Financial Services (South Africa) (Proprietary) Limited	**—**	**50**	**14**	3	—	**802**	384	—
Associated companies' aggregate profits and losses after taxation								
Aggregate profits after taxation			**85**	67	76			
Aggregate losses after taxation			**—**	—	—			

Details are given in respect of companies that are material to the proper appreciation of the affairs of the Group.

All companies are registered in South Africa unless otherwise indicated.

**31 December year-end.*

***30 June year-end.*

Absa Group Limited Share Incentive Trust

In terms of the rules of the Absa Group Limited Share Incentive Trust (the trust) the maximum number of shares of the Company which may be issued or transferred and/or in respect of which options may be granted to the participants, shall be limited to shares representing 10% (ten per cent) of the total number of issued shares from time to time, excluding shares repurchased by the trustees, in respect of which options have been exercised, cancelled or have lapsed, and trust shares released to participants.

	Number of shares		
	2004	2003	2002
Shares and options subject to the trust at the beginning of the year			
Shares issued to participants	**1 168 620**	1 209 492	1 594 976
Options granted	**37 939 043**	32 048 567	28 075 519
	39 107 663	33 258 059	29 670 495
Shares issued and options granted during the year	**5 905 310**	8 729 746	10 134 547
	45 012 973	41 987 805	39 805 042
Options exercised and implemented, options cancelled and shares released or repurchased by the trustees in terms of the rules of the trust	**(10 200 382)**	(2 880 142)	(6 546 983)
Shares and options subject to the trust at the end of the year	**34 812 591**	39 107 663	33 258 059
Comprising			
Shares issued to participants	**847 702**	1 168 620	1 209 492
Options granted and unexercised	**33 964 889**	37 939 043	32 048 567
	34 812 591	39 107 663	33 258 059

	2004		2003		2002	
	% of total issued shares	**Number of shares**	% of total issued shares	Number of shares	% of total issued shares	Number of shares
Maximum shares and options available	**10,0**	**65 105 507**	10,0	65 154 675	7,5	48 866 006
Shares and options subject to the trust	**(5,3)**	**(34 812 591)**	(6,0)	(39 107 663)	(5,1)	(33 258 059)
Balance of shares and options available	**4,7**	**30 292 916**	4,0	26 047 012	2,4	15 607 947

Details regarding the options granted and still outstanding at 31 March 2004 are as follows:

Expiry date*	**Number of options**	**Average option price R**
Year to 31 March 2005	223 003	11,05
Year to 31 March 2006	187 859	14,42
Year to 31 March 2007	570 572	20,77
Year to 31 March 2008	1 228 408	30,64
Year to 31 March 2009	1 419 944	19,59
Year to 31 March 2010	4 299 190	27,64
Year to 31 March 2011	3 667 048	26,67
Year to 31 March 2012	8 589 608	36,80
Year to 31 March 2013	8 064 607	33,62
Year to 31 March 2014	5 714 650	35,23
	33 964 889	32,02

Change in accounting policy with regard to the trust

As required by the JSE Securities Exchange South Africa, the trust has been consolidated into the Group annual financial statements for the first time during the 2004 financial year. A summarised balance sheet of the trust is presented below:

	2004 Rm
Assets	
Shares in Absa Group Limited at cost**	**215**
Loans to participants	**23**
Cash at bank	**1**
	239
Liabilities	
Loan from Absa Bank Limited	**237**
Other liabilities	**2**
	239

**Options are implementable at least 5 years before expiry date.*

***As at 31 March 2004, the trust held 5 375 693 shares in Absa Group Limited.*

Abridged financial performance of Absa Financial Services

AT 31 MARCH

	2004 Rm	2003 Rm	2002 Rm
SUMMARISED BALANCE SHEET			
Funds employed			
Shareholders' funds	**2 586**	2 203	2 187
Insurance funds	**4 115**	1 396	1 424
Other liabilities and taxation	**3 145**	1 040	1 013
	9 846	4 639	4 624
Employment of funds			
Equity, money market assets and investments	**7 775**	4 095	4 070
Mortgage bond participation stock	**54**	87	82
Other assets	**2 017**	457	472
	9 846	4 639	4 624
Funds under management			
Estates	**1 188**	1 039	739
Portfolio management	**1 141**	1 082	1 593
Trust activities	**3 075**	2 803	3 088
Participation bond schemes	**1 242**	1 128	954
Unit trusts	**35 014**	22 642	18 278
Other	**4 648**	5 896	5 818
	46 308	34 590	30 470

FOR THE YEAR ENDED 31 MARCH

	2004 Rm	2003 Rm	2002 Rm
SUMMARISED INCOME STATEMENT			
Net broking commission	**236**	216	151
Net profit on realisation of investments	**55**	176	236
Net insurance underwriting surplus	**229**	115	83
Net life surplus	**283**	178	214
Excess of income over outgo	**1 456**	106	492
Transfer (to)/from life fund	**(1 173)**	72	(278)
Trust and estate income	**146**	128	108
Unrealised gain on investments	**262**	—	—
Other income	**533**	438	259
Operating income	**1 744**	1 251	1 051
Operating expenses	**(620)**	(578)	(488)
Net income before taxation	**1 124**	673	563
Taxation and other	**(234)**	(66)	(61)
Attributable income	**890**	607	502

	2004 Rm	2003 Rm	2002 Rm
NET INSURANCE UNDERWRITING SURPLUS			
Absa Insurance Company Limited	**243**	133	131
Gross premiums	**1 115**	824	694
Net reinsurance premiums	**(98)**	(85)	(68)
Premiums net of reinsurance	**1 017**	739	626
Provision for unexpired risk	**(71)**	(45)	(27)
Net premiums for expired risk	**946**	694	599
Commission	**(170)**	(112)	(97)
Claims incurred	**(533)**	(449)	(371)
Global Insurance Company (Proprietary) Limited	**(8)**	—	—
Gross premiums	**112**	—	—
Net reinsurance premiums	**(44)**	—	—
Premiums net of reinsurance	**68**	—	—
Provision for unexpired risk	**(4)**	—	—
Net premiums for expired risk	**64**	—	—
Commission	**(19)**	—	—
Claims incurred	**(53)**	—	—
Absa Manx Insurance Company Limited	**28**	11	31
Gross premiums	**85**	65	52
Net reinsurance premiums	**(43)**	(39)	(26)
Premiums net of reinsurance	**42**	26	26
Provision for unexpired risk	**—**	—	—
Net premiums for expired risk	**42**	26	26
Commission	**1**	8	1
Claims incurred	**(15)**	(23)	4
Absa Syndicate Investments Holdings Limited*	**(34)**	(29)	(79)
Net underwriting surplus	**—**	—	—
Provision on open year losses	**(34)**	(29)	(79)
Net insurance underwriting surplus	**229**	**115**	**83**

**Profits arising on underwriting activities are recognised in the period in which the related underwriting year is closed, which is normally two years after the end of the year in which the underwriting occurred. Where appropriate, provision for losses is made in respect of open underwriting years.*

FOR THE YEAR ENDED 31 MARCH

	2004 Rm	2003 Rm	2002 Rm
ABSA LIFE LIMITED – SUMMARISED INCOME STATEMENT			
Income	**1 433**	826	1 433
Net premiums	**657**	992	1 048
Net investment income	**775**	(168)	384
Other income	**1**	2	1
Outgo	**547**	430	394
Commission	**121**	97	70
Policyholders' benefits	**217**	233	213
Management expenses	**72**	52	55
Indirect taxes	**24**	22	18
Taxation	**113**	26	38
Net income after taxation	**886**	396	1 039
Transfer to insurance funds	**(603)**	(218)	(825)
Net life surplus	**283**	178	214

Embedded value report of Absa Life Limited

SCOPE OF THE EMBEDDED VALUE REPORT

This report deals with the embedded value of Absa Life Limited and the value of new business written during the financial year.

DEFINITIONS

Embedded value:

The embedded value of the life business is the discounted present value of the projected stream of future after-tax shareholder profits from business in force at the valuation date, as well as the shareholders' net assets. No allowance has been made for STC on future dividends as full credit is obtained by the shareholder.

Shareholders' net assets are the excess of the assets of the life business, less current liabilities, over the actuarial value of policy liabilities, as determined using the financial soundness valuation method.

Value of new business:

This is a measure of the value added to a company as a result of writing new business. This is calculated as the discounted value, at the date of sale, of projected after-tax shareholder profit from new business written during the 12-month period – net of the opportunity cost of the solvency capital requirements for new business.

EMBEDDED VALUE AND VALUE OF NEW BUSINESS

	2004 Rm	2003 Rm	2002 Rm
Shareholders' net assets	**860**	626	534
Cost of solvency capital	**(9)**	(12)	(7)
Value of business in force	**721**	509	660
Total embedded value	**1 572**	1 123	1 187
Value of new business	**88**	71	52

The shareholders' net assets of R860 million (2003: R626 million, 2002: R534 million) represents the excess of assets over liabilities with assets at market value and liabilities on the financial soundness valuation method. The shareholders' net assets covered the capital adequacy requirement (CAR) 3,8 times as at 31 March 2004 (2003: 3,2 times, 2002: 4,5 times).

ASSUMPTIONS

The embedded value and value of new business was determined using the same "best estimate" assumptions regarding future mortality, discontinuance rate and expenses used in the financial soundness valuation.

The discount rate used to discount future profits includes a margin over assumed investment returns to allow for the risk that the actual experience in future years may differ from that assumed.

The main economic assumptions that were used for the embedded value calculations are set out in the following table:

	2004	2003	2002
	%	%	%
Risk-free rate of return	**9,8**	10,5	13,5
Equity return	**11,8**	12,5	15,5
Cash return	**7,8**	8,5	11,5
Overall investment return	**10,8**	11,5	14,8
Risk discount rate	**12,8**	13,5	16,5
Unit cost inflation	**6,3**	7,0	11,0

SENSITIVITIES

In order to indicate the sensitivity of the values to varying risk discount rates, an increase/(decrease) in the risk discount rate of one percent would reduce/(increase) the value of existing business by R31 million and the value of new business by R8 million, should all the other assumptions remain unchanged.

The development of the embedded value can be analysed as follows:

	2004	2003	2002
	Rm	Rm	Rm
Embedded value at the end of the year	**1 572**	1 123	1 187
Less: Embedded value at the beginning of the year	**1 123**	1 187	1 057
Plus: Dividends declared and paid (including STC)	**40**	93	121
Embedded value earnings	**489**	29	251
Consisting of:			
Investment return on shareholders' net assets	**178**	(61)	116
Unwinding of risk discount rate	**73**	113	52
Value of new business written	**88**	71	52
Changes in assumptions and methodology	**45**	56	(55)
Investment variation on assets backing liabilities	**62**	(214)	32
Experience better than assumptions	**43**	64	54
	489	29	251
Return on embedded value*	**43,5%**	2,4%	23,7%

REVIEW BY THE INDEPENDENT ACTUARIES

The embedded value of Absa Life Limited and the value of new business written during the year have been reviewed and agreed by the independent consulting actuaries, B&W Deloitte.

**Embedded value earnings expressed as a percentage of the embedded value at the beginning of the year.*

Balance sheet

AT 31 MARCH

		COMPANY		
	Note	**2004 Rm**	2003 Rm	2002 Rm
ASSETS				
Cash and short-term assets	2	**46**	19	18
Other assets	3	**48**	37	20
Investments	4	**—**	155	155
Subsidiary companies	5	**3 489**	3 534	3 545
Associated companies	6	**360**	199	225
Total assets		**3 943**	3 944	3 963
LIABILITIES				
Deferred taxation	7.1	**9**	34	33
Taxation	7.5	**11**	36	13
Other liabilities and provisions	8	**85**	81	112
Total liabilities		**105**	151	158
SHAREHOLDERS' FUNDS				
Share capital	9	**1 302**	1 303	1 303
Share premium		**1 513**	1 532	1 532
Reserves	10	**1 023**	958	970
Shareholders' funds		**3 838**	3 793	3 805
Total liabilities and shareholders' funds		**3 943**	3 944	3 963

Income statement

FOR THE YEAR ENDED 31 MARCH

		COMPANY		
	Note	**2004 Rm**	2003 Rm	2002 Rm
Interest income	11.2	**157**	198	178
Non-interest income	11.3	**1 091**	743	814
Operating income		**1 248**	941	992
Operating expenditure	11.4	**(11)**	(11)	(16)
Indirect taxation	7.3	**(2)**	—	—
Net income before abnormal item		**1 235**	930	976
Write-off of investment in subsidiary	12	**—**	(31)	(500)
Net income from operations		**1 235**	899	476
Share of associated companies' income	6	**90**	35	45
Net income before taxation		**1 325**	934	521
Taxation	7.2	**(143)**	(141)	(134)
Net income attributable to shareholders		**1 182**	793	387
Headline earnings	13	**1 233**	852	887

Cash flow statement

FOR THE YEAR ENDED 31 MARCH

	Note	COMPANY		
		2004 Rm	2003 Rm	2002 Rm
Cash retained from operating activities				
Cash receipts from customers	18	**1 148**	772	819
Cash paid to customers, employees and suppliers	19	**(11)**	(11)	(16)
Cash available from operating activities	17	**1 137**	761	803
Dividends paid		**(1 023)**	(801)	(810)
Net cash inflow/(outflow) from operating activities		**114**	(40)	(7)
(Decrease)/increase in operating funds		**(7)**	(48)	99
(Increase)/decrease in income-earning funds and other debtors	20	**(11)**	(17)	10
Increase/(decrease) in other creditors and provisions	21	**4**	(31)	89
Taxation paid	22	**(147)**	(104)	(270)
Cash generated from investing activities		**99**	197	138
Investment in subsidiary companies	23	**193**	196	176
Investment in associated companies		**(7)**	(4)	(26)
Investment in shares		**(90)**	(3)	(14)
Proceeds on disposal of investments		**—**	3	—
Dividends received from associated companies		**3**	5	2
Cash flows from financing activities		**(20)**	—	6
(Buyback)/issue of share capital		**(20)**	—	6
Other movements		**(12)**	(4)	4
Increase/(decrease) in cash and cash equivalents		**27**	1	(30)
Cash and short-term assets at beginning of year		**19**	18	48
Cash and short-term assets at end of year		**46**	19	18

Statement of changes in equity

AT 31 MARCH

		COMPANY					
	Note	Share capital and premium Rm	Available-for-sale reserve Rm	Translation reserve/ (deficit) Rm	Associated companies' earnings Rm	Distri-butable reserves Rm	Total Rm
Balance at 31 March 2001		2 829	—	1	80	1 308	**4 218**
Foreign currency translation effects		—	—	4	—	—	**4**
Share capital issued		6	—	—	—	—	**6**
Share of associated companies' retained earnings	6	—	—	—	31	(31)	**—**
Attributable income		—	—	—	—	387	**387**
Dividends paid	14	—	—	—	—	(810)	**(810)**
Balance at 31 March 2002		2 835	—	5	111	854	**3 805**
Foreign currency translation effects		—	—	(4)	—	—	**(4)**
Share of associated companies' retained earnings	6	—	—	—	22	(22)	**—**
Attributable income		—	—	—	—	793	**793**
Dividends paid	14	—	—	—	—	(801)	**(801)**
Balance at 31 March 2003		2 835	—	1	133	824	**3 793**
AC 133 opening balance in respect of: available-for-sale assets		—	(97)	—	—	—	**(97)**
Foreign currency translation effects		—	—	(12)	—	—	**(12)**
Share buyback		(20)	—	—	—	—	**(20)**
Fair value gain on available-for-sale assets		—	15	—	—	—	**15**
Share of associated companies' retained earnings	6	—	—	—	71	(71)	**—**
Attributable income		—	—	—	—	1 182	**1 182**
Dividends paid	14	—	—	—	—	(1 023)	**(1 023)**
Balance at 31 March 2004		**2 815**	**(82)**	**(11)**	**204**	**912**	**3 838**

Notes to the financial statements

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm
1. ACCOUNTING POLICIES			
The annual financial statements of Absa Group Limited company are prepared according to the same accounting principals used in preparing the consolidated annual financial statements of Absa Group Limited. For detailed accounting policies please refer to pages 46 to 55 of this report.			
2. CASH AND SHORT-TERM ASSETS			
Money on call	**46**	19	18
3. OTHER ASSETS			
Accounts receivable	**1**	9	20
Accrued interest and dividends	**47**	28	—
	48	37	20
4. INVESTMENTS			
At carrying value			
Listed			
Ordinary and preference shares	—	155	152
Unlisted			
Ordinary and preference shares	—	—	3
Total carrying value	—	155	155
At market value and directors' valuation			
Market value of listed investments	—	37	159
Directors' valuation of unlisted investments	—	—	3
Total market value and directors' valuation	—	37	162
Investment portfolio	—	155	155

Details regarding investments required in terms of the Companies Act of South Africa are kept at the Company's registered office. This information will be made available to shareholders on written request.

	COMPANY		
	2004 **Rm**	2003 Rm	2002 Rm
5. SUBSIDIARY COMPANIES			
Shares at cost less amounts written off	**6 049**	5 220	4 052
Indebtedness by the Company			
Loans	**(2 560)**	(1 686)	(507)
	3 489	3 534	3 545
6. ASSOCIATED COMPANIES			
Shares at book value	**156**	66	114
Share of post-acquisition reserves	**204**	133	111
Share of current year's income before taxation	**93**	40	47
Dividends received	**(3)**	(5)	(2)
Amount as per income statement	**90**	35	45
Taxation	**(19)**	(13)	(14)
Transfer to non-distributable reserves	**71**	22	31
Share of reserves at the beginning of the year	**133**	111	80
Carrying value	**360**	199	225
Market value of listed shares	**154**	39	38
Directors' valuation of unlisted shares	**223**	200	213
	377	239	251

7. TAXATION

7.1 *Deferred taxation*

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate of 30% (2003: 30%, 2002: 30%).

The movement on the deferred income tax account is as follows:

	2004 Rm	2003 Rm	2002 Rm
Opening balance	**34**	33	199
AC 133 opening balance adjustment	**(22)**	—	—
Deferred taxation raised on STC credits	**(6)**	—	—
Income statement charge	**—**	1	(166)
Tax effect of other differences	**3**	—	—
Closing balance	**9**	34	33

		COMPANY		
		2004 Rm	2003 Rm	2002 Rm
7.	**TAXATION** *(continued)*			
7.2	**Taxation – income statement charge**			
	South African normal – current year	**74**	62	240
	South African normal – prior year	**1**	9	4
	Deferred	**—**	1	(166)
	Secondary tax on companies	**46**	25	23
	Foreign taxation	**3**	31	19
	Share of taxation of associated companies (refer note 6)	**19**	13	14
		143	141	134
7.3	**Indirect taxation – income statement charge**			
	Regional services council levies	**(2)**	—	—
		%	%	%
7.4	**Rate of taxation**	**30**	30	30
	The rate of taxation has been reduced as a consequence of:			
	dividend income	**(26)**	(23)	(22)
	other permanent differences	**4**	5	13
	secondary taxation on companies	**3**	3	5
	Effective rate – taxation on income	**11**	15	26
		Rm	Rm	Rm
7.5	**Taxation liability**			
	Normal taxation	**11**	36	13
8.	**OTHER LIABILITIES AND PROVISIONS**			
	Other creditors	**85**	81	112

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm
9. SHARE CAPITAL			
Authorised			
800 000 000 (2003 and 2002: 700 000 000) ordinary shares of R2 each	**1 600**	1 400	1 400
Issued			
651 055 074 (2002: 651 546 749, 2002: 651 546 749) ordinary shares of R2 each	**1 302**	1 303	1 303

Unissued shares

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.

This authority expires at the forthcoming annual general meeting of the Company.

Odd-lot offer

In terms of special and ordinary resolutions approved at the annual general meeting on 22 August 2003, an offer was made to odd-lot shareholders, holding less than 100 ordinary shares, to acquire their holdings at a price of R38,03 per share. Shareholders could elect to sell their odd-lot shares to the Company or retain their holdings. The offer expired on 5 September 2003 and 503 174 shares were bought back by the Company. An additional 11 489 shares were issued for cash. Refer the directors' report on page 36.

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm
10. RESERVES			
10.1 Non-distributable reserves			
Opening balance	**134**	116	81
AC 133 opening balance adjustment	**(97)**	—	—
Transfer from/(to) retained income	**74**	18	35
Foreign currency translation reserve	**(12)**	(4)	4
Share of associated companies' retained income	**71**	22	31
Fair value gains in respect of available-for-sale assets	**15**	—	—
Balance at the end of the year	**111**	134	116
Comprising			
Foreign currency translation reserve	**(11)**	1	5
Available-for-sale assets reserve	**(82)**	—	—
Share of post-acquisition reserves of associated companies	**204**	133	111
	111	134	116
10.2 Distributable reserves			
Retained income	**912**	824	854
Total reserves	**1 023**	958	970

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm
11. INCOME AND EXPENDITURE			
11.1 Turnover			
Turnover is a concept not relevant to the business of banking. The Company's revenue consists of net interest income, investment income and other income.			
11.2 Interest income			
Loans to subsidiary companies	**157**	198	178
11.3 Non-interest income			
Net trading (loss)/income	**(1)**	26	—
Net (loss)/profit on realisation of investments	**(51)**	(34)	3
Dividend income	**1 141**	750	801
Other banking income	**2**	1	10
	1 091	743	814
11.4 Operating expenditure			
Other professional fees	**1**	1	1
Other expenses	**10**	10	15
	11	11	16
12. ABNORMAL ITEM			
Impairment of investment in UniFer	**—**	31	500
13. HEADLINE EARNINGS			
Headline earnings is determined as follows:			
Net income attributable to shareholders	**1 182**	793	387
Loss on disposal of subsidiary	**3**	—	—
Adjustment for impairments of long-term investments	**48**	34	—
Adjustment for impairment of subsidiary	**—**	31	500
Foreign currency translation gain on long-term loan to subsidiary	**—**	(6)	—
Headline earnings	**1 233**	852	887

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm

14. DIVIDENDS

	2004 Rm	2003 Rm	2002 Rm
Final dividend number 33 of 85 cents per ordinary share (2003: 63 cents, 2002: 72 cents)	**554**	410	467
Interim dividend number 34 of 72 cents per ordinary share (2003: 60 cents, 2002: 53 cents)	**469**	391	343
Total dividends paid during the year	**1 023**	801	810
Interim dividend number 34 of 72 cents per ordinary share (2003: 60 cents, 2002: 53 cents)	**469**	391	343
Final dividend number 35 of 110 cents per ordinary share (2003: 85 cents, 2002: 63 cents)	**716**	554	410
Total dividends relating to income for the year	**1 185**	945	753

A final dividend of 110 cents per ordinary share was approved by the board on 30 May 2004. No provisions have been made for these dividends and the related STC in the financial statements for the year ended 31 March 2004.

15. RELATED PARTY TRANSACTIONS

Please refer to note 32 in the Absa Group Limited consolidated financial statements on page 93 for the full disclosure of related party transactions.

16. COMPARATIVE FIGURES

Comparative figures have been regrouped where necessary.

17. RECONCILIATION OF OPERATING PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES

	2004 Rm	2003 Rm	2002 Rm
Operating profit	**1 235**	899	476
Adjusted for:			
Loss/(profit) on realisation of investments	**51**	34	(3)
Impairment of investment in subsidiary	**—**	31	500
Foreign currency translation gain on long-term loan to subsidiary	**—**	(6)	—
Write-up of dated securities	**(148)**	(192)	(168)
Indirect taxation	**2**	—	—
Dividends received from associated companies	**(3)**	(5)	(2)
Net cash inflow from operating activities	**1 137**	761	803

	COMPANY		
	2004 Rm	2003 Rm	2002 Rm
18. CASH RECEIPTS FROM CUSTOMERS			
Interest income	**157**	198	178
Writing up of dated securities	**(148)**	(192)	(168)
Trading and other income	**1 139**	766	809
	1 148	772	819
19. CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS			
Other payments	**11**	11	16
20. (INCREASE)/DECREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS			
Other assets	**(11)**	(17)	10
21. INCREASE/(DECREASE) IN OTHER CREDITORS AND PROVISIONS			
Creditors and other liabilities	**4**	(31)	89
22. TAXATION PAID			
Amounts unpaid at the beginning of the year	**70**	46	196
Deferred taxation	**34**	33	199
Other taxation	**36**	13	(3)
Income statement charge	**143**	141	134
Indirect taxation	**(2)**	—	—
Taxation on associated companies	**(19)**	(13)	(14)
Other non-cash flow movements	**(25)**	—	—
Amounts unpaid at the end of the year	**(20)**	(70)	(46)
Deferred taxation	**(9)**	(34)	(33)
Other taxation	**(11)**	(36)	(13)
	147	104	270
23. INVESTMENT IN SUBSIDIARY COMPANIES			
Net increase in shares and loan accounts	**193**	196	176

Shareholder and administrative information

CONTENTS

Shareholders' information

AS AT 31 MARCH 2004

	Shares held	%
MAJOR SHAREHOLDERS (OWNERS)(HOLDING MORE THAN 5%)		
Sanlam Limited and associates	138 878 509	21,33
Financial Securities Limited (Remgro)	61 387 729	9,43
Public Investment Commissioner (PIC)	56 902 278	8,74
Allan Gray on behalf of clients	35 540 838	5,46
Investec Asset Management	32 770 077	5,03
	325 479 431	**49,99**
SHAREHOLDER TYPE		
Principal shareholders (Sanlam, Remgro and PIC)	257 168 516	39,50
Managed funds	322 597 789	49,55
Individuals	71 288 769	10,95
	651 055 074	**100,00**

	Number of shareholders	Number	%
Public and non-public shareholders	43 872		
Public		444 695 268	68,30
Non-public		206 359 806	31,70
– Directors and associates	13	717 875	0,11
– Trustees of the Absa Share Incentive Scheme	1	5 375 693	0,83
– Sanlam Limited and associates	2	138 878 509	21,33
– Financial Securities Limited (Remgro)	1	61 387 729	9,43
	43 889	**651 055 074**	**100,00**

PERFORMANCE ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA

AS AT 31 MARCH

	2004	2003	2002
Number of shares in issue	**651 055 074**	651 546 749	651 546 749
Market prices (cents per share):			
Closing	**4 664**	2 940	2 530
High	**4 700**	3 651	4 155
Low	**3 000**	2 500	2 410
Weighted average	**3 623**	3 132	3 302
Closing price/net asset value per share	**1,56**	1,14	1,07
Closing price/earnings	**7,5**	5,6	8,7
Volume of shares traded (millions)	**459,9**	439,9	365,9
Value of shares traded (R millions)	**17 491,1**	13 894,4	12 081,1
Market capitalisation (R millions)	**30 565,2**	19 155,5	16 484,1

Shareholders' diary

FOR THE YEAR ENDED 31 MARCH

Financial year-end	31 March 2004
Annual general meeting	20 August 2004

REPORTS

Announcement of final results	31 May 2004
Announcement of interim results	22 November 2004

DIVIDENDS

	Declaration date	Last day to trade	Ex dividend date	Record date	Payment date
Final 2003/2004	31 May 2004	18 June 2004	21 June 2004	25 June 2004	28 June 2004
Interim 2004/2005	22 November 2004	17 December 2004	20 December 2004	24 December 2004	28 December 2004

Administration

CONTROLLING COMPANY

Absa Group Limited
Reg No 1986/003934/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001
Postal address: P O Box 7757, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-4928
E-mail: groupsec@absa.co.za

Board of directors
D C Cronjé (chairman)
D C Brink (deputy chairman)
E R Bosman* (Group chief executive)
S F Booysen* (Group chief executive – effective 1 August 2004)
G R Pardoe* (deputy Group chief executive)
D C Arnold
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
G Griffin
L N Jonker
P du P Kruger
T M G Sexwale
F A Sonn
P E I Swartz
T van Wyk
J van Zyl

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Postal address: P O Box 61051, Marshalltown, 2107
Telephone: (011) 370-5000
Telefax: (011) 370-5271/2

ADR and GDR depositary
Depository Receipts Division
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY, 10286
Telephone: +1 212 815 3326

Auditors
KPMG Inc.
Ernst & Young

Group secretary
W R Somerville
E-mail: williams@absa.co.za

Sponsors

Lead sponsor
Merrill Lynch South Africa (Proprietary) Limited
(Member of the Merrill Lynch Group)
138 West Street, Sandown
Sandton, 2196
Postal address: P O Box 5591, Johannesburg, 2000
Telephone: (011) 305-5555
Telefax: (011) 305-5610

Co-sponsor
Absa Corporate and Merchant Bank Corporate Finance Department
3rd Floor, Absa Towers North, 3W2
180 Commissioner Street
Johannesburg, 2001
Postal address: P O Box 8054, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-7422

BANKING

Absa Bank Limited and its operating divisions

Absa Bank Limited
Reg No 1986/004794/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001
Postal address: P O Box 7735, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-4928
E-mail: groupsec@absa.co.za

Board of directors
D C Cronjé (chairman)
D C Brink (deputy chairman)
E R Bosman* (chief executive)
S F Booysen* (chief executive – effective 1 August 2004)
G R Pardoe* (deputy chief executive)
D C Arnold
L Boyd
B P Connellan
A S du Plessis
F J du Toit*
C Erasmus*
G Griffin
L N Jonker
P du P Kruger
N P Mageza* (alternate)
T M G Sexwale
I B Skosana*
F A Sonn
P E I Swartz
J P van der Merwe*
L A van Dyk* (alternate)
T van Wyk
J van Zyl
L L von Zeuner*

Absa Personal Bank Division
Absa Towers,160 Main Street
Johannesburg, 2001
Postal address: P O Box 7735, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-4411
E-mail: louisvz@absa.co.za

Divisional board
G R Pardoe* (chairman)
E R Bosman*
D C Cronjé
C Erasmus*
N A Gasa
N P Mageza*
J H Schindehütte*
I B Skosana
F A Sonn
D D Tabata
J P van der Merwe*
L A van Dyk*
L L von Zeuner*

*Executive in the Absa Group

Absa Private Bank
1st Floor, Block A
65 Empire Road
Parktown, 2193
Postal address: P O Box 1133, Auckland Park, 2006
Telephone: (011) 480-5014
Telefax: (011) 480-5225
E-mail: wilfr@absa.co.za

Divisional board
C Erasmus* (chairman)
W Robinson* (managing executive)
S Dakile-Hlongwane
F J du Toit*
M Kropman
N P Mageza*
P D Redshaw
D L Rose
A S Swart*
G G Ciucci (alternate)

Absa Commercial Bank Division
Absa Towers, 160 Main Street
Johannesburg, 2001
Postal address: P O Box 7735, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-5247
E-mail: oscarg@absa.co.za

Divisional board
G R Pardoe* (chairman)
S F Booysen*
E R Bosman*
D C Cronjé
F J du Toit*
M Kropman
P C Luttig
J A Mabuza
N P Mageza*
S N Mahomed
P E I Swartz
L L von Zeuner*

Absa Vehicle and Asset Finance Division
N P Mageza* (acting managing executive)
Absa Towers, 160 Main Street
Johannesburg, 2001
Postal address: P O Box 8842, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-5374
E-mail: vehiclefinance@absa.co.za

Absa Corporate and Merchant Bank Division
Absa Towers North
160 Commissioner Street
Johannesburg, 2001
Postal address: P O Box 2683, Johannesburg, 2000
Telephone: (011) 350-4000
Telefax: (011) 350-3064
E-mail: acmb@absa.co.za

Divisional board
E R Bosman* (chairman)
R R Emslie* (managing executive)
D C Brink
S F Booysen*
B P Connellan
D C Cronjé
F J du Toit*
L N Jonker
N J Morris
C C Okeahalam
G R Pardoe*

OVERSEAS OFFICES

London
Absa Bank London
75 King William Street
London
EC4N 7AB
Telephone: (094420) 7 711-6400
Telefax: (094420) 7 711-6550
E-mail: info@absa.co.uk

Hamburg
Bankhaus Wölbern & Co (AG & Co KG)
E Hirsch* (chairman)
M Ollendorff* (managing director)
Reg No HRA 51805
Herrengraben 74
Hamburg, D-20459
Telephone: (094940) 37608-158
Telefax: (094940) 37608-166
E-mail: info@woelbern.de

Hamburg
Absa Bank Limited representative office
Herrengraben 74
Hamburg, D-20459
Telephone: (094940) 36 9730-0
Telefax: (094940) 36 97 3036
E-mail: stephan@absa.de

Hong Kong
Absa Bank (Asia) Limited
G R Pardoe* (chairman)
G Opperman* (managing director)
Reg No 116188
13th Floor, Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
Telephone: (09852) 2531-9388
Telefax: (09852) 2802-1908
E-mail: absahk@absaasia.com

Isle of Man
Absa Manx Holdings Limited
D A C Lever (chairman)
Reg No 076041C
3rd Floor, 18–20 North Quay
Douglas, Isle of Man, IM1 4LE
Telephone: (09441624) 615-042
Telefax: (09441624) 614-943
E-mail: mail@amalgamated-finance.com

New York
Absa Bank Limited representative office
10th Floor
805 Third Avenue
New York, NY 10022
Telephone: (091212) 805-8353
Telefax: (091212) 805-8360/1
E-mail: luis.ponce@absausa.com

Shanghai
Absa Bank Limited representative office
Room 404, Dynasty Business Centre
457 Wulumuqi Road North
Shanghai, 200040
People's Republic of China
Telephone: (098621) 6249-7050
Telefax: (098621) 6249-0181
E-mail: juliaabsash@online.sh.cn

Singapore
Absa Bank Singapore
9 Temasek Boulevard
#40-01 Suntec Tower Two
Singapore, 038989
Telephone: (0965) 6 333-1033
Telefax: (0965) 6 333-1066
E-mail: absasgsg@absa.com.sg

STOCKBROKING

Absa Stockbrokers (Proprietary) Limited
(member of the JSE Securities Exchange South Africa)
C Erasmus* (chairman)
Vacant (Managing director)
Reg No 1973/010798/07
Park Ridge Office Park
Block A, 65 Empire Road
Parktown, 2193
Postal address: P O Box 61320, Marshalltown, 2107
Dealing Department:
Telephone: (011) 647-0892
Telefax: (011) 647-0877
Settlement Department:
Telephone: (011) 647-0819
Telefax: (011) 647-0828
E-mail: edwardf@absa.co.za

FACTORING AND INVOICE DISCOUNTING

Absa Finance Company (Proprietary) Limited (trading as Cutfin)
Reg No 1990/001207/07
S F Booysen* (chairman)
R Pillay* (managing director)
19th Floor, Sanlam Building
Jeppe Street, Johannesburg, 2001
Postal address: P O Box 11055, Johannesburg, 2000
Telephone: (011) 221-6444
Telefax: (011) 221-7569
E-mail: ravendrenp@absa.co.za

DELIVERY CHANNEL SERVICES

J R K du Preez* (managing executive)
Absa Towers
160 Main Street
Johannesburg, 2001
Postal address: P O Box 7735, Johannesburg, 2000
Telephone: (011) 350-8291
Telefax: (011) 356-8140
E-mail: juliettedp@absa.co.za

CREDIT CARD SERVICES

Absa Card Division
V Naidoo* (managing executive)
Volkskas Centre
230 Van der Walt Street, Pretoria, 0002
Postal address: P O Box 3915, Pretoria, 0001
Telephone: (012) 317-0000
Telefax: (012) 317-3400
E-mail: contactcard@absa.co.za

ASSET MANAGEMENT

Abvest Associates Limited
Reg No 1997/017903/06
S F Booysen* (chairman)
J B Winship* (managing director)
2nd Floor, Swiss Re House
5 Protea Road, Claremont, 7735
Postal address: P O Box 44952, Claremont, 7735
Telephone: (021) 657-6000
Telefax: (021) 657-6100
E-mail: lonn.potgieter@abvest.com

SPECIALIST BANKING

MLS Bank (division of Absa Bank Limited)
L Taylor* (managing executive)
50 Oxford Road, Parktown, 2193
Postal address: P O Box 87175, Houghton, 2041
Telephone: (011) 486-1430
Telefax: (011) 486-2255
E-mail: gerrievr@absa.co.za

OTHER BANKING SUBSIDIARIES AND INTERESTS

Tanzania
National Bank of Commerce Limited
C M Nyirabo (chairman)
C de Vries* (managing director)
Mezzanine Floor
NBC House, Sokoine Drive
Postal address: P O Box 1863, Dar es Salaam, Tanzania
Telephone: (09255) 222-110959
Telefax: (09255) 222-112887
E-mail: cs@nbctz.com

Zimbabwe
Commercial Bank of Zimbabwe Limited
R V Wilde (chairman)
N J Makuvise (managing director)
60 Kwame Nkrumah Avenue, Harare
Postal address: P O Box 3313, Harare, Zimbabwe
Telephone: (092634) 749714
Telefax: (092634) 758077
E-mail: cbzinfo@africaonline.co.zw

Mozambique
Banco Austral, Sarl
C Francesco (chairman)
G Jordaan* (managing director)
Avenida 25 de Setembro
No 1184, Maputo, Mozambique
Telephone: (09258) 1 427685
Telefax: (09258) 1 301094
E-mail: jane.grob@teledata.mz

Namibia
Capricorn Investment Holdings Limited
(formerly Bank Windhoek Holdings Limited)
J C Brandt (chairman)
J J Swanepoel (managing director)
Bank Windhoek Building
262 Independence Avenue
Windhoek

Postal address: P O Box 15, Windhoek, Namibia
Telephone: (0926461) 299-1228
Telefax: (0926461) 299-1309
E-mail: vonludwigerh@bankwindhoek.com.na

South Africa
MEEG Bank Limited
Reg No 1976/0060115/06
5th Floor, Absa Building
cnr Oxford and Gladstone Streets
85 Oxford Street
East London
Eastern Cape, 5201
W L Nkuhlu (chairman)
E G Kaltenbrünn* (managing director)
Postal address: P O Box 429, East London, 5200
Telephone: (043) 742-4949
Telefax: (043) 742-4955
E-mail: emilk@meegbank.co.za

FINANCIAL SERVICES AND INSURANCE

Absa Financial Services Limited and its major subsidiaries

Absa Financial Services Limited
Reg No 1969/009007/06
E R Bosman* (chairman)
C Erasmus* (managing director)
Absa Towers East
170 Main Street, Johannesburg, 2001
Postal address: P O Box 7735, Johannesburg, 2000
Telephone: (011) 350-4227
Telefax: (011) 350-3946
E-mail: charlese@absa.co.za

Absa Consultants and Actuaries (Proprietary) Limited
Reg No 1961/001434/07
C Erasmus* (chairman)
M J Grobler* (managing director)
21 Kruis Street, Johannesburg, 2001
Postal address: P O Box 928, Johannesburg, 2000
Telephone: (011) 330-2224
Telefax: (011) 331-5264
E-mail: jgrobler@absa.co.za

Absa Health Care Consultants (Proprietary) Limited
Reg No 1983/008344/07
C Erasmus* (chairman)
L J Botha* (managing director)
Absa Building, 2nd Floor
1263 Heuwel Avenue
Centurion, Pretoria, 0157
Postal address: P O Box 10285, Centurion, 0046
Telephone: (012) 663-4159
Telefax: (012) 663-8673
E-mail: louisjb@absa.co.za

Absa Fund Managers Limited
Reg No 1991/000881/06
C Erasmus* (chairman)
A S Swart* (managing director)
65 Empire Road, Parktown, 2193
Postal address: P O Box 6115, Johannesburg, 2000
Telephone: (011) 480-5000
Telefax: (011) 480-5440
E-mail: giliam@absa.co.za

Absa Brokers (Proprietary) Limited
Reg No 1970/002732/07
C Erasmus* (chairman)
P J Reyneke* (managing director)

Life broking
267 Kent Avenue, Randburg, 2194
Postal address: P O Box 3540, Randburg, 2125
Telephone: (011) 289-0600
Telefax: (011) 289-0740
E-mail: jreyneke@absa-ib.co.za

Short-term broking
267 Kent Avenue, Randburg, 2194
Postal address: P O Box 3992, Randburg, 2125
Telephone: (011) 289-0600
Telefax: (011) 289-0740
E-mail: jreyneke@absa-ib.co.za

Absa Insurance Company Limited
Reg No 1992/001737/06
C Erasmus* (chairman)
C F de Jager* (managing director)
21 Kruis Street, Johannesburg, 2001
Postal address: P O Box 421, Johannesburg, 2000
Telephone: (011) 330-2111
Telefax: (011) 331-7414
E-mail: coenraad@absa.co.za

Absa Life Limited
Reg No 1992/001738/06
C Erasmus* (chairman)
W T Lategan* (managing director)
21 Kruis Street, Johannesburg, 2001
Postal address: P O Box 421, Johannesburg, 2000
Telephone: (011) 330-2265
Telefax: (011) 331-1312
E-mail: williel@absa.co.za

Absa Trust Limited
Reg No 1915/004665/06
C Erasmus* (chairman)
A S Swart* (managing director)
65 Empire Road, Parktown, 2193
Postal address: P O Box 223, Auckland Park, 2006
Telephone: (011) 480-5000
Telefax: (011) 480-5193
E-mail: willieg@absa.co.za

Absa Investment Management Services (Proprietary) Limited
Reg No 1980/002425/07
C Erasmus* (chairman)
C M Harris* (managing director)
1 Woodmead Drive, Block 6
Woodmead Estate, 2128

Postal address: P O Box 974,
Johannesburg, 2000
Telephone: (011) 259-0111
Telefax: (011) 259-0051/2
E-mail: aims@absa.co.za

Stonehage Financial Services Holdings Limited
Reg No 68206
C L van Wyk (chairman)
G G Ciucci (managing executive)

Registered office
Sir Walter Raleigh House
48/50 The Esplanade
St Helier, Jersey, JE1 4HH
Channel Islands
Postal address: P O Box 639,
St Helier, Jersey
JE1 4HH, Channel Islands
Telephone: (09441534) 823-000
Telefax: (09441534) 823-001
E-mail: ian.crosby@stonehage.com

TAS Trust (Jersey) Limited
Reg No 46604
I C Crosby (managing director)

Registered office
Sir Walter Raleigh House
48/50 The Esplanade
St Helier, Jersey, JE1 4HH
Channel Islands
Postal address: P O Box 639,
St Helier, Jersey
JE1 4HH, Channel Islands
Telephone: (09441534) 823-000
Telefax: (09441534) 823-001
E-mail: ian.crosby@stonehage.com

PROPERTY DEVELOPMENT

Absa Development Company Holdings (Proprietary) Limited
Reg No 1968/001326/07
J P van der Merwe* (chairman)
G C Dry* (acting managing director)
Block E, Flora Park Office Park
Cnr Ontdekkers and Conrad Roads
Florida, 1710
Postal address: P O Box 1132,
Johannesburg, 2000
Telephone: (011) 671-7300
Telefax: (011) 350-4769
E-mail: gertd@absa.co.za

Real Estate Asset Management (REAM)
Block E, Flora Park Office Park
Cnr Ontdekkers and Conrad Roads
Florida, 1710
Postal address: P O Box 1132,
Johannesburg, 2000
Telephone: (011) 671-7300
Telefax: (011) 350-4769
E-mail: gertd@absa.co.za

PROVINCIAL BOARDS

Eastern and Southern Cape
J A C McIntosh (chairman)
D D Tabata (vice-chairman)
A A da Costa
B P Erasmus
J Schewitz

Free State
R G Burls (chairman)
W F Relling (vice-chairman)
N Bagarette
M Makhubalo
M B Molemela
O A Themba

Gauteng
L I Weil (chairman)
P J Muller (vice-chairman)
H P Africa
A Mokadi
Y A Moti
J J Sauer

Gauteng North
D J de Villiers (chairman)
S Adendorff
N R Mistry
C Smith
S Vil-Nkomo

KwaZulu-Natal
N A Gasa (chairman)
W D Howie
K Makan
D Myeni
N T Oosthuizen
S J Sibeko

Mpumalanga
N M Phosa (chairman)
J Shill (vice-chairman)
J J Claassen
J J Maritz
H van der Merwe

Northern Cape
P Crouse (chairman)
J S Marais
N A Mazibuko
R E Modise
C P van den Heever
M S Wookey

Limpopo
S N Mahomed (chairman)
I I Bower (vice-chairman)
L R Phathela
T F Pretorius
H Ramaphosa
P G A Vorster

North West
I Klynsmith (chairman)
M Kropman (vice-chairman)
J P du Preez
R K Mokitime
T A Ratefane
S Roopa
G van der Merwe

Western Cape
P E I Swartz (chairman)
Z Combi
C du Toit
A Floris
M Isaacs
P Krawitz
G Mallinick
S Young

Letter from the chairman

ABSA GROUP LIMITED
(Reg No 1986/003934/06)

Registered office
Absa Towers East
170 Main Street
Johannesburg
2001

25 June 2004

Dear Shareholder

ABSA GROUP LIMITED ANNUAL GENERAL MEETING

On behalf of the board of directors of Absa Group Limited, I have pleasure in extending an invitation to you to attend the annual general meeting, which will be held on Friday, 20 August 2004, at 11:45 in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg. If you are unable to attend, please arrange to vote by proxy in accordance with the instructions on the proxy form.

The board recognises the importance of its shareholders' presence at the annual general meeting. This is an opportunity for shareholders to participate in discussion relating to items included in the notice of meeting. In addition, the chairmen of board-appointed committees as well as senior members of management will be present to respond to questions from shareholders.

The notice of meeting, which is set out on pages 136 to 138 of the annual report, is accompanied by explanatory notes setting out the effects of all proposed resolutions included in the notice.

I look forward to your presence at the meeting.

Yours faithfully

D C Cronjé
Chairman

Notice of meeting

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1986/003934/06
(the Company)
JSE share code: ASA
Issuer code: AMAGB
ISIN No.: ZAE000013389

Notice is hereby given that the eighteenth annual general meeting of shareholders will be held in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, on Friday, 20 August 2004, at 11:45.

AGENDA

1. To consider the Group and Company financial statements for the year ended 31 March 2004.
2. To sanction the proposed remuneration payable to non-executive directors from 1 October 2004, as set out in the table contained in the explanatory notes to the resolutions for the annual general meeting.
3. To re-elect the following directors, who retire by rotation, but being eligible, offer themselves for re-election: Messrs D C Brink, B P Connellan, A S du Plessis, G Griffin, P du P Kruger and T M G Sexwale.
4. To confirm the appointments of Dr J van Zyl and Dr S F Booysen as directors of the Company.
5. To consider, and if deemed fit, to pass, with or without modification, the following as an ordinary resolution in order to provide the directors with flexibility to issue the unissued ordinary shares as and when suitable situations arise:

   "Resolved that the authorised but unissued ordinary shares of the Company (other than those specifically identified and authorised for issue in terms of any other authority by shareholders) are hereby placed under the control of the directors, who be and are hereby authorised, subject to any applicable legislation and the Listings Requirements from time to time of the JSE Securities Exchange South Africa (JSE) and any other stock exchange upon which ordinary shares in the capital of the Company may be quoted or listed from time to time, to allot and issue those ordinary shares on any such terms and conditions as they deem fit, subject to the proviso that the aggregate number of ordinary shares able to be allotted and issued in terms of this resolution, shall be limited to 5% (five per cent) of the number of ordinary shares in issue at 31 March 2004."
6. To consider and, if deemed fit, to pass, with or without modification, the following as an ordinary resolution, in order to provide the directors with flexibility to issue the unissued ordinary shares for cash as and when suitable situations arise:

   "Resolved that the directors be authorised, until this authority lapses at the next annual general meeting of the Company, provided that the authority shall not extend beyond 15 (fifteen) months of the approval, to allot and issue any authorised but unissued ordinary shares (other than those specifically identified and authorised for issue in terms of any other authority by shareholders) for cash, subject to the Listings Requirements of the JSE Securities Exchange South Africa (JSE), and subject to the proviso that the aggregate number of ordinary shares able to be allotted and issued in terms of this resolution, shall be limited to 5% (five per cent) of the number of ordinary shares in issue at 31 March 2004."

   It is recorded that the Listings Requirements of the JSE as referred to in the above resolution require that:

   (a) the equity instruments which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

   (b) the allotment and issue of the ordinary shares must be made to persons qualifying as public shareholders and not to related parties as defined in the Listings Requirements of the JSE;

   (c) the number of ordinary shares issued for cash shall not in the aggregate in any one financial year exceed 15% (fifteen per cent) of the Company's issued ordinary share capital, taking into account the effect of share options that can be exercised during the period of this general authority;

   (d) the maximum discount at which ordinary shares may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of those shares measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company;

(e) after the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% (five per cent) or more of the number of ordinary shares in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including:

- the number of securities issued;
- the average discount to the weighted average traded price of the equity securities over the 30 (thirty) days prior to the date that the price of the issue was determined;
- the effect of the issue on net asset value per share, net tangible asset value per share, earnings per share and headline earnings per share.

A 75% (seventy-five per cent) majority of the votes cast in favour by shareholders present or represented by proxy at this meeting is required for this general issue for cash resolution to become effective as the resolution entails the waiver of pre-emptive rights.

7. To consider and, if deemed fit, to pass, with or without modification, the following resolution as a **special resolution** in order to provide the directors with flexibility to repurchase shares as and when suitable situations arise.

"Resolved that, the Company or any subsidiary of the Company, may, subject to the Companies Act, the Company's articles of association and the Listings Requirements from time to time of the JSE Securities Exchange South Africa (JSE) and any other stock exchange upon which the securities in the capital of the Company may be quoted or listed from time to time, repurchase securities issued by the Company, provided that this authority shall be valid only until the next annual general meeting of the Company or for 15 (fifteen) months from the date of the resolution, whichever is the shorter, and may be varied by special resolution by any general meeting of the Company at any time prior to the next annual general meeting."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

It is recorded that the Company may only make a general repurchase of securities if:

(a) the repurchase of securities is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the Company and the counterparty;

(b) the Company is authorised thereto by its articles of association;

(c) the Company is authorised thereto by its shareholders in terms of a special resolution of the Company in general meeting, which authorisation shall be valid only until the next annual general meeting or for 15 (fifteen) months from the date of the resolution, whichever period is the shorter;

(d) repurchases may not be made at a price greater than 10% (ten per cent) above the weighted average of the market value for the securities for the 5 (five) business days immediately preceding the date of repurchase;

(e) at any point in time, the Company may only appoint one agent to effect any repurchases on the Company's behalf;

(f) the Company may only undertake repurchases if, after such repurchase, the Company still complies with shareholder spread requirements in terms of the Listings Requirements of the JSE;

(g) the Company or its subsidiaries may not repurchase securities during a prohibited period defined in terms of the Listings Requirements of the JSE;

(h) a paid press announcement containing full details of such repurchases is published as soon as the Company has repurchased securities constituting, on a cumulative basis, 3% (three per cent) of the number of securities in issue prior to the repurchases and for each 3% (three per cent), on a cumulative basis, thereafter; and

(i) the general repurchase is limited to a maximum of 20% (twenty per cent) of the Company's issued share capital of that class in any one financial year.

The directors of the Company undertake that, for a period of 12 (twelve) months following the date of the annual general meeting or for the period of the general authority, whichever is the longer, they will not undertake such repurchases unless:

- the Company and the Group would be able to repay its debts in the ordinary course of business;
- the assets of the Company and the Group, fairly valued in accordance with Generally Accepted Accounting Practice and the Company's accounting policies, would be in excess of the liabilities of the Company and the Group for the next year;
- the Company and the Group will have adequate capital and reserves for ordinary business purposes for the next year; and
- the working capital of the Company and the Group will be adequate for the next year's ordinary business purposes.

In terms of the Listings Requirements of the JSE, the maximum number of shares that can be repurchased amounts to 130 211 014 ordinary shares (20% (twenty per cent) of the 651 055 074 ordinary shares currently in issue). This auhority shall only be valid from the date of this annual general meeting until the following annual general meeting.

The **reason** for passing of the special resolution is to enable the Company or any of its subsidiaries, by way of a general authority from shareholders, to repurchase securities issued by the Company. The **effect** of the special resolution, once registered, will be to permit the Company or any of its subsidiaries to repurchase such securities in terms of the Companies Act. This authority will only be used if circumstances are appropriate.

For the purposes of considering the special resolution and in compliance with paragraph 11.26 of the Listings Requirements of the JSE, the information listed below has been included in the annual report, in which this notice of annual general meeting is included, at the places indicated:

- Directors – refer to pages 28 to 32 of this report;
- Major shareholders – refer to page 128 of this report;
- No material changes in the financial or trading position of the Company and its subsidiaries have occurred since 31 March 2004;
- Directors' interests in securities – refer to page 37 of this report;
- Share capital of the Company refer to page 80 of this report;
- The directors, whose names are set out on pages 28 to 32 of this report, collectively and individually accept full responsibility for the accuracy of the information contained in this special resolution and certify that, to the best of their knowledge and belief there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable enquiries in this regard; and
- There are no legal or arbitration proceedings (including any such proceedings that are pending or threatened of which the Company is aware), which may have or have had a material effect on Absa's financial position over the last 12 months.

Proxy and voting procedure

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend or vote at the meeting and are entitled to appoint a proxy to attend, speak and vote in their stead. The person so appointed need not be a member of the Company.

If certificated members or dematerialised members with "own name" registration are unable to attend the Annual General Meeting but wish to be represented thereat they must complete the attached proxy form.

In order to be effective, proxy forms should be delivered or posted to the transfer secretaries, Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown 2107) so as to reach this address not later than 11:45 on Wednesday, 18 August 2004.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their central securities depositary participant (CSDP) or stockbroker:

- to furnish their CSDP or stockbroker with their voting instruction; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the board

W R Somerville
Group secretary

Johannesburg
25 June 2004

Appendix to the notice of meeting

IMPORTANT NOTES ABOUT THE ANNUAL GENERAL MEETING (AGM)

Date: Friday, 20 August 2004, at 11:45

Venue: P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg.

Time: The AGM will start promptly at 11:45. Shareholders wishing to attend are advised to be in the auditorium no later than 11:30. Reception staff at the Absa Towers complex will direct shareholders to the AGM venue. Refreshments will be served after the AGM.

Admission: Shareholders, representatives of shareholders and proxies attending the AGM are requested to register at the registration desk in the auditorium reception area at the venue. Shareholders, representatives of shareholders and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue by prior arrangement. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellular telephones should be switched off for the duration of the proceedings.

OTHER IMPORTANT NOTES

1. **General**

   Shareholders wishing to attend the annual general meeting have to ensure beforehand with the transfer secretaries of the Company that their shares are in fact registered in their name. Should this not be the case and the shares be registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity. The proxy form contains detailed instructions in this regard.

2. **Certificated members**

   If you are the registered holder of certificated Absa ordinary shares or hold dematerialised Absa ordinary shares in your own name and you are unable to attend the AGM and wish to be represented at the AGM, you should complete and return the attached form of proxy in accordance with the instructions contained therein so as to be received by the transfer secretaries, Comptershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107) by no later than 11:45 on Wednesday, 18 August 2004.

3. **Uncertificated shareholders**

   If you are the holder of dematerialised Absa ordinary shares, other than holders of dematerialised Absa ordinary shares in your own name, you must timeously provide your Central Securities Depositary Participant (CSDP) or stockbroker with your voting instructions for the AGM in terms of the custody agreement entered into with your CSDP or stockbroker. If however, you wish to attend the AGM in person, then you will need to request your CSDP or stockbroker timeously to provide you with the necessary authority to attend and vote your shares.

4. **Proxies**

   Shareholders must ensure that their proxy forms reach the transfer secretaries as indicated in note 3 on page 141 not later than 11:45 on 18 August 2004.

5. **Enquiries**

   Any shareholders having difficulties or queries with regard to the AGM or the above may contact the Group secretary, William Somerville, on (+27 11) 350-4828.

Explanatory notes regarding the annual general meeting

EXPLANATORY NOTES TO RESOLUTIONS FOR THE ANNUAL GENERAL MEETING

Consideration of the Group and Company financial statements for the year ended 31 March 2004.

The directors must present to members at the annual general meeting the annual financial statements of the Group and Company incorporating the report of the directors, for the year ended 31 March 2004, together with the report of the auditors contained in this annual report.

Sanction of proposed remuneration payable to non-executive directors from 1 October 2004

Shareholders are requested to consider and, if deemed appropriate, sanction the proposed remuneration payable to non-executive directors with effect from 1 October 2004, as set out below. Full particulars of all fees and remuneration for the past financial year as well as the process followed by the Group Remuneration Committee in recommending board fees and remuneration are contained on pages 20 to 27 of the annual report.

Category	Current annual remuneration	Proposed annual remuneration payable with effect from 1 October 2004	Note
Chairman	R1 900 000	R2 300 000	(1)
Board member	R90 000	R104 000	(2) and (3)
Group Audit and Compliance Committee (GACC) member	R70 000	R81 000	(4)
Group Risk Committee (GRC) member	R50 000	R58 000	(5)
Group Remuneration Committee (Rem Com) member	R42 000	R48 000	(6)
Directors' Affairs Committee (DAC) member	R24 000	R36 000	
Board Lending Committee member	"Pool" of R180 000 per annum payable to Board Lending Committee members pro rata to the number of facilities reviewed.	"Pool" of R207 000 per annum payable to Board Lending Committee members pro rata to the number of facilities reviewed.	

Category	Current remuneration	Proposed remuneration payable with effect from 1 October 2004
Ad hoc board fees:		
– per meeting attended	R8 000	R9 000
– consultancy work	R2 000 per hour	R2 300 per hour

Notes

(1) In addition to this amount, the chairman receives fees as board chairman equal to twice the fee payable to a board member.

(2) The deputy chairman receives fees equal to 1,5 times the fee payable to a board member.

(3) Executive directors of Absa Group Limited receive fees, as members of the Absa Group Limited board, equal to the fees payable to a board member.

(4) The GACC chairman receives fees equal to twice the fee payable to a GACC member.

(5) The GRC chairman receives fees equal to twice the fee payable to a GRC member.

(6) The Rem Com chairman receives fees equal to twice the fee payable to a Rem Com member.

(7) The fees payable to non-executive directors of Absa Group Limited in respect of subsidiary companies are not included above as these fees are approved by the shareholders of the respective subsidiaries. Amounts received by Absa Group Limited directors from subsidiaries are disclosed annually in the directors' remuneration report.

Re-election of retiring directors

In terms of the Company's articles of association, one third of the directors is required to retire at each annual general meeting. They may offer themselves for re-election. Biographical details of the directors are set out on pages 28 to 32 of this annual report.

Confirmation of appointment of new directors

The appointment of any person as a director of the Company during the year requires confirmation by shareholders at the first annual general meeting of the Company after the appointment of such person as a director. Biographical details of the directors are set out on page 28 of this annual report.

Placing of unissued ordinary shares under the control of the directors and resolution for an issue for cash

In terms of sections 221 and 222 of the Companies Act, the members of the Company have to approve the placement of the unissued ordinary shares under the control of the directors. A general authority to issue ordinary shares for cash has also been granted to the directors.

These existing authorities granted by the members at the previous annual general meeting on 22 August 2003 expire at the forthcoming annual general meeting, unless renewed. The authorities will be subject to the Companies Act, the Banks Act and the Listings Requirements of the JSE Securities Exchange South Africa (JSE) as amended from time to time.

The directors consider it advantageous to renew these authorities to enable the Company to take advantage of any business opportunity that may arise in future. It also has to be noted that, in terms of the Listings Requirements of the JSE, the resolution in respect of an issue of shares for cash (item 6 of the notice of annual general meeting) has to be passed by a 75% (seventy-five per cent) majority of members present or represented by proxy and entitled to vote at the annual general meeting.

Repurchase by the Company or any subsidiary of the Company of securities issued by the Company (Special Resolution)

The Company's articles of association contain a provision allowing the Company or any subsidiary of the Company to repurchase securities issued by the Company. This is subject to the approval of the members in terms of the Company's articles of association, the Companies Act, the Banks Act and the Listings Requirements of the JSE. The existing general authority, granted by the members at the previous annual general meeting on 22 August 2003, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the Company to extend such general authority and thereby allow the Company or any subsidiary of the Company to be in a position to repurchase the securities issued by the Company through the order book of the JSE should the market conditions and price justify such an action.

The proposed authority would enable the Company or any subsidiary of the Company to purchase up to a maximum of 130 211 014 ordinary securities in the capital of the Company (20% (twenty per cent) of the issued share capital) with a stated upper limit on the price payable, which reflects the Listings Requirements of the JSE. Repurchases will be made only after the most careful consideration, where the directors believe that an increase in earnings or net assets per share will result and where repurchases are, in the opinion of the directors, in the best interests of the Company and its members.

EXPLANATORY NOTES REGARDING PROXIES

1. If two or more proxies attend the meeting, then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.
2. The authority of a person signing a proxy in a representative capacity must be attached to the proxy form unless the authority has already been recorded by the Company.
3. In order to be effective, proxy forms must be delivered or posted to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown 2107), so as to reach this address no later than 11:45 on Wednesday, 18 August 2004.
4. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the meeting and speaking and voting thereat instead of the proxy.
5. Dematerialised shareholders who wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker, who will furnish them with the necessary authority to attend the annual general meeting. Alternatively, they must instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholders and their CSDP or broker.

Contact information

CUSTOMER SUPPORT

Although the Absa Group aims to maintain a high standard of customer service, disputes may arise. If one does, the matter can be raised with our customer relationship team by any of the following means:

Customer relationship hotline: 0800 414 141

Telephone: (011) 350-4947

E-mail: actiononline@absa.co.za

Postal address: P O Box 7735, Johannesburg, 2000

However, we encourage customers to first approach the specific branch, area or line manager if a dispute arises.

REPORTING FRAUD OR CORRUPTION

Absa has established a telephone line to facilitate reporting possible fraud and corruption in the Absa Group of companies. The line is available 24 hours a day, seven days a week. The Group's staff and the general public may use it.

Calls may be made anonymously. They will not be recorded and no attempt will be made to determine the number from which the caller is calling.

The number is: 0860 557 557

SHAREHOLDER CONTACT INFORMATION

Shareholder and investment inquiries about the Absa Group should be directed to either of the following areas:

Absa Group Investor Relations
Telephone: (+27 11) 350-4061
Telefax: (+27 11) 350-6487
E-mail: willier@absa.co.za
Postal address: P O Box 7735, Johannesburg, 2000

Absa Group Secretariat
Telephone: (+27 11) 350-4828
Telefax: (+27 11) 350-4928
E-mail: williams@absa.co.za

Design and production by Absa Group Finance, Absa Group Investor Relations, Absa Group Secretariat and Bastion Graphics.

'n Afrikaanse weergawe van die verkorte jaarverslag is ook by the oordragsekretaris beskikbaar.

Form of proxy

ANNUAL GENERAL MEETING

ABSA GROUP LIMITED

Registration number: 1986/003934/06
JSE share code: ASA
Issuer code: AMAGB
ISIN: ZAE000013389
(the Company)

TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

I/We ____

(name(s) in block letters)

of ____

(address in block letters)

being (a) member(s) of the Company, entitled to vote and holding, ________________ ordinary shares do hereby appoint

____

or, failing him/her, ____

or, failing him/her, the chairman of the annual general meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the annual general meeting of members of the Company to be held in the PW Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg on Friday, 20 August 2004 at 11:45 and at any adjournment thereof, as follows:

	In favour of*	Against*	Abstain*
1. Resolution to consider the Group and Company annual financial statements.			
2. Resolution to sanction the proposed remuneration of the non-executive directors, payable from 1 October 2004.			
3. Resolution to re-elect retiring directors:			
Mr D C Brink			
Mr B P Connellan			
Mr A S du Plessis			
Mr G Griffin			
Mr P du P Kruger			
Mr T M G Sexwale			
4. Resolution to confirm the appointment of Dr J van Zyl as a director.			
5. Resolution to confirm the appointment of Dr S F Booysen as a director.			
6. Resolution regarding the placing of the unissued shares under the control of the directors.			
7. Resolution regarding an issue of ordinary shares for cash.			
8. Special resolution regarding the authority for a general repurchase of securities.			

** Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she thinks fit.*

A member of the Company entitled to attend and vote at the abovementioned meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Signed at ______________________ on ______________________ 2004

Full name(s) ____

(in block letters)

Signature(s) ____

Assisted by (guardian) ______________________ Date ______________________ 2004

If signing in a representative capacity, see note 4 on page 144.

NOTES

1. If two or more proxies attend the annual general meeting, then that person attending the annual general meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.
2. The chairman of the annual general meeting may reject or accept a form of proxy which is completed and/or received other than in accordance with these notes.
3. Any alteration to this proxy form, other than a deletion of alternatives, must be initialed by the signatories.
4. Documentary evidence establishing the authority of a person signing this proxy form in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company or the transfer secretaries or waived by the chairman of the annual general meeting.
5. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.
6. In order to be effective, proxy forms must be delivered or posted to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (P O Box 61051, Marshalltown, 2107), so as to reach this address not later than 11:45 on Wednesday, 18 August 2004.
7. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the annual general meeting and speaking and voting thereat instead of the proxy.
8. Where there are joint holders of shares:
   8.1 any one holder may sign the form of proxy; and
   8.2 the vote of the senior shareholder (for that purpose seniority will be determined by the order in which the names of the shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.
9. Shareholders holding dematerialised shares who wish to *attend the annual general meeting must contact their central* securities depositary participant (CSDP) or stockbroker, who will furnish them with the necessary authority to attend the annual general meeting. Alternatively, such shareholders must instruct their CSDP or stockbroker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholders and their CSDP or stockbroker.

...ormation regarding the Absa Group's services,
...nancial performance, latest news releases and share price are available on

www.absa.co.za

